Exhibit (a)(1)(a)

Offer to Purchase for Cash

All Outstanding (i) Registered Ordinary Shares, (ii) Registered Series A Convertible Preferred Shares and (iii) Registered Series B Convertible Preferred Shares

of

GLOBAL BLUE GROUP HOLDING AG

at

(i) $7.50 Per Registered Ordinary Share, (ii) $10.00 Per Registered Series A Convertible Preferred Share and (iii) $11.81 per Registered Series B Convertible Preferred Share

by

GT HOLDING 1 GMBH, a wholly owned indirect subsidiary of

SHIFT4 PAYMENTS, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON APRIL 17, 2025, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer (as defined below) is being made pursuant to the Transaction Agreement, dated as of February 16, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Transaction Agreement”), by and between Shift4 Payments, Inc., a Delaware corporation (“Shift4”) and Global Blue Group Holding AG (“Global Blue”), a Swiss stock corporation organized under the laws of Switzerland and, from and after its execution and delivery of a joinder thereto on February 25, 2025, GT Holding 1 GmbH, a Swiss limited liability company (“Merger Sub”).

Merger Sub is offering to purchase (the “Offer”) all of the outstanding (i) registered ordinary shares, nominal value of CHF 0.01 per share (the “Global Blue Common Shares”), at a price per share equal to $7.50 (the “Common Shares Consideration”), (ii) registered series A convertible preferred shares, nominal value of CHF 0.01 per share, of Global Blue (the “Global Blue Series A Shares”), at a price per share equal to $10.00 (the “Series A Shares Consideration”), and (iii) registered series B convertible preferred shares, nominal value of CHF 0.01 per share, of Global Blue (the “Global Blue Series B Shares”, and together with the Global Blue Common Shares and the Global Blue Series A Shares, the “Global Blue Shares”), at a price per share equal to $11.81 (the “Series B Shares Consideration”, and together with the Common Shares Consideration and the Series A Shares Consideration, the “Offer Consideration”).

The obligation of Merger Sub (and Shift4’s obligation to cause Merger Sub) to accept for payment and pay for the Global Blue Shares validly tendered (and not properly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in the Transaction Agreement, including (i) that prior to the expiration of the Offer, there being validly tendered and not properly withdrawn a number of Global Blue Shares that, together with the Global Blue Shares, if any, then owned, directly or indirectly, by Shift4 or Merger Sub, represent at least 90% of the then outstanding Global Blue Shares as of the Acceptance Time (as defined below) (excluding any Global Blue Shares held, directly or indirectly, by Global Blue) (the “Minimum Condition”); (ii) that prior to the expiration of the Offer, no governmental entity of competent jurisdiction in certain applicable jurisdictions has enacted or promulgated any law or order (whether temporary, preliminary or permanent) to prohibit, restrain, enjoin or make illegal the consummation of the Offer that remains then in effect (the “Absence of Legal Constraint Condition”); (iii) that prior to the expiration of the Offer, each Required Approval (as defined below) has been (A) obtained, received or deemed to have been received or (B) in the case of any applicable waiting period, such waiting period has terminated or expired, in each case, either unconditionally or subject only to conditions the satisfaction of which would not have a Burdensome Effect (as defined below) (the “Regulatory Condition”); (iv) that the Transaction Agreement has not been terminated in accordance with its terms (the “Termination Condition”); (v) prior to the expiration of the Offer, Global Blue has received the Required SFTA Tax Ruling (as defined below) (the “SFTA Tax Ruling Condition”) and (vi) those certain other conditions set forth in the Transaction Agreement (collectively, the “Offer Conditions”). The “Acceptance Time” is the date and time of the acceptance for payment for all Global Blue Shares validly tendered and not properly withdrawn pursuant to the Offer, subject to the terms and conditions of the Transaction Agreement, including the satisfaction or waiver of all of the Offer Conditions.

Following the completion of the Offer and provided that at such time Shift4 directly or indirectly has acquired or controls at least 90% of the then outstanding Global Blue Shares (excluding Global Blue Shares held, directly or indirectly, by Global Blue), each of Shift4, Merger Sub and Global Blue intend that, in accordance with the laws of Switzerland and a merger agreement to be entered into between Merger Sub and Global Blue (the “Merger Agreement”), Merger Sub and Global Blue will consummate a statutory squeeze-out merger pursuant to which Global Blue will be merged with and into Merger Sub (the “Merger”), and Merger Sub will continue as the surviving entity of the Merger, and each Global Blue Share (other than any Global Blue Shares directly or indirectly owned by Shift4 or Merger Sub) that is not validly tendered and accepted pursuant to the Offer will thereupon be cancelled and converted into the right to receive the Offer Consideration (as applicable) and each Global Blue Share directly or indirectly owned by Shift4 or Merger Sub will thereupon be deemed cancelled without any conversion thereof.

In the event that Shift4 and Merger Sub, with the consent of Global Blue, waive the Minimum Condition and the Acceptance Time occurs and the number of Global Blue Shares validly tendered (and not validly withdrawn) pursuant to the Offer, together with any Global Blue Shares then directly or indirectly owned by Shift4 or Merger Sub, represents less than 90% of the then outstanding Global Blue Shares (excluding Global Blue Shares held, directly or indirectly by Global Blue), Shift4 may not be able to complete the Merger in a timely manner, or at all, and acquire 100% of all outstanding Global Blue Shares. Accordingly, non-tendering shareholders of Global Blue may not receive any consideration for such Global Blue Shares, and the liquidity and value of any Global Blue Shares that remain outstanding could be negatively affected. Following the completion of the Offer, until the Merger is consummated (if at all), any remaining, non-tendering shareholder of Global Blue will be a minority shareholder of Global Blue with a limited ability, if any, to influence the outcome on any matters that are or may be subject to shareholder approval, including the election of directors, the issuance of shares or other equity securities, the payment of dividends and the acquisition or disposition of substantial assets. In addition, following the completion of the Offer and at the effective time of the Merger, to the extent permitted under applicable law and stock exchange regulations, Shift4 intends to delist the Global Blue Shares from the New York Stock Exchange (“NYSE”). Following delisting of the Global Blue Shares from NYSE and provided that the criteria for deregistration are met, Shift4 intends to cause Merger Sub (as the surviving company in the Merger) to make a filing with the United States Securities and Exchange Commission (“SEC”) requesting that Global Blue’s reporting obligations under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”) be terminated. Deregistration would substantially reduce the information required to be furnished by Global Blue to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Global Blue. In addition, the amount of publicly held Global Blue Shares may be so few that there may no longer be an active trading market for Global Blue Shares. The absence of an active trading market, and corresponding lack of analyst coverage, could reduce the liquidity and, consequently, the market value of your Global Blue Shares.

Under no circumstances will interest be paid with respect to the applicable cash Offer Consideration paid for the purchase of Global Blue Shares pursuant to the Offer (which amount may be reduced by any applicable withholding taxes solely to the extent permitted pursuant to the terms of the Transaction Agreement), regardless of any extension of the Offer or any delay in making payment for Global Blue Shares or consummating the Offer.

THE BOARD OF DIRECTORS OF GLOBAL BLUE (“GLOBAL BLUE BOARD”) UNANIMOUSLY RECOMMENDS THAT YOU TENDER ALL OF YOUR GLOBAL BLUE SHARES INTO THE OFFER.

IMPORTANT

If you desire to tender all or any portion of your Global Blue Shares to Merger Sub pursuant to the Offer, prior to the Expiration Time (as defined below), this is what you must do:

•

If you are a holder (i.e., you hold Global Blue Shares directly in your name in book-entry form in an account with Shift4’s transfer agent, Equiniti Trust Company, LLC ), you must complete and sign the enclosed Letter of Transmittal applicable to the series of Global Blue Shares that you hold in accordance with the instructions contained in such Letter of Transmittal and send it, together with any required documents as set forth in the Letter of Transmittal, to Equiniti Trust Company, LLC., in its capacity as depositary for the Offer (the “Depositary”). You will receive a separate mailing, including a separate Letter of Transmittal, for each series of Global Blue Shares that you hold and you must follow the instructions included in each such mailing and complete the corresponding Letter of Transmittal for each series of Global Blue Shares that you wish to tender in the Offer. These materials must reach the Depositary before the Expiration Time. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details.

•

If you hold your Global Blue Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Global Blue Shares be tendered to Merger Sub before the Expiration Time.

No Guaranteed Delivery. We are not providing for guaranteed delivery procedures. Therefore, holders of Global Blue Shares must allow sufficient time for the necessary tender procedures to be completed prior to the Expiration Time. Holders of Global Blue Shares must tender their Global Blue Shares in accordance with the procedures set forth in this Offer to Purchase and the Letter of Transmittal applicable to the series of Global Blue Shares that you hold. Tenders received by the Depositary after the Expiration Time will be disregarded and of no effect.

Beneficial owners of Global Blue Shares holding their Global Blue Shares through nominees should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline for participation in the Offer. Accordingly, beneficial owners holding Global Blue Shares through a broker, dealer, commercial bank, trust company or other nominee and who wish to participate in the Offer should contact such nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer.

*****

Questions and requests for assistance may be directed to D.F. King & Co., Inc. (the “Information Agent”) at its address and telephone number set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal applicable to the series of Global Blue Shares that you hold and other related materials may also be obtained from the Information Agent. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents. Copies of these materials may also be found at the website maintained by the United States Securities and Exchange Commission at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Shareholders may call toll free: (800) 283-2170

Shareholders may email: gb@dfking.com

Banks and Brokers may call: (212) 380-6982

SUMMARY TERM SHEET

The following are some of the questions that you, as a shareholder of Global Blue, may have and answers to those questions. This summary term sheet highlights selected information from this offer to purchase (this “Offer to Purchase”). It does not contain all of the information that may be important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the related letters of transmittal for each series of Global Blue Shares (as they may be amended or supplemented from time to time, collectively, the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal collectively constitute the Offer.

To better understand the Offer and for a complete description of the terms of the Offer, you should read this Offer to Purchase, the Letter of Transmittal and the other documents to which we refer carefully and in their entirety. Questions or requests for assistance may be directed to D.F. King & Co., Inc., our information agent, at its address and telephone number set forth on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to Merger Sub.

Securities Sought:	All of the outstanding (i) registered ordinary shares, nominal value of CHF 0.01 per share, (ii) registered series A convertible preferred shares, nominal value of CHF 0.01 per share, of Global Blue, and (iii) registered series B convertible preferred shares, nominal value of CHF 0.01 per share, of Global Blue.

Price Offered Per Global Blue Share:	(i) $7.50 per Global Blue Common Share, (ii) $10.00 per Global Blue Series A Share, and (iii) $11.81 per Global Blue Series B Share, in each case, without interest and pursuant to the terms of the Offer.

Scheduled Expiration Time:	The Offer and withdrawal rights will expire at one minute after 11:59 p.m. New York City time, on April 17, 2025, unless the Offer is extended or earlier terminated as permitted in the Transaction Agreement. See Section 1 —“Terms of the Offer.”

The Purchaser:	GT Holding 1 GmbH, a Swiss limited liability company and indirect wholly owned subsidiary of Shift4 Payments, Inc., a Delaware corporation.

Global Blue Board of Directors Recommendation:	The Board of Directors of Global Blue has unanimously recommended that the holders of Global Blue Shares accept the Offer and tender their Global Blue Shares pursuant to the Offer.

Who is offering to buy my Global Blue Shares?

Our name is GT Holding 1 GmbH. We are a Swiss limited liability company and wholly owned subsidiary of Shift4 formed for the purpose of making this Offer for all of the outstanding Global Blue Shares and completing the process by which Global Blue will be merged with and into us. See the “Introduction” and Section 9 — “Certain Information Concerning Shift4 and Merger Sub.”

How many Global Blue Shares are you offering to purchase in the Offer?

We are making the Offer to purchase all outstanding Global Blue Shares, on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal for each series of Global Blue Shares at the Acceptance Time.

See the “Introduction” and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer pursuant to the Transaction Agreement in order to acquire up to 100% of the equity interests in Global Blue. Following the completion of the Offer and provided that at such time Merger Sub directly or indirectly has acquired or controls at least 90% of the then outstanding Global Blue Shares (excluding Global Blue Shares directly or indirectly owned by Shift4 or Merger Sub), each of Shift4, Merger Sub and Global Blue intend that, in accordance with the laws of Switzerland and the Merger Agreement to be entered into by Merger Sub and Global Blue, Merger Sub and Global Blue will consummate a statutory squeeze-out merger pursuant to which Global Blue will be merged with and into Merger Sub, and Merger Sub will continue as the surviving entity of the Merger, and each Global Blue Share (other than any Global Blue Shares directly or indirectly owned by Shift4 or Merger Sub) that is not validly tendered and accepted pursuant to the Offer will thereupon be cancelled and converted into the right to receive the Offer Consideration (as applicable). Following the completion of the Offer and at the effective time of the Merger, to the extent permitted under applicable law and stock exchange regulations, Shift4 intends to delist the Global Blue Shares from NYSE. Following delisting of the Global Blue Shares from NYSE and provided that the criteria for deregistration are met, Shift4 intends to cause Merger Sub (as the surviving company in the Merger) to make a filing with the SEC requesting that Global Blue’s reporting obligations under the Exchange Act be terminated. See Section 13 — “Purpose of the Offer; Plans for Global Blue” and Section 14 — “Certain Effects of the Offer.”

Who can participate in the Offer?

The Offer is open to all holders and beneficial owners of Global Blue Shares.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay (i) $7.50 per Global Blue Common Share, (ii) $10.00 per Global Blue Series A Share, and (iii) $11.81 per Global Blue Series B Share, in each case, without interest and pursuant to the terms of the Offer.

If you are the record owner of your Global Blue Shares and you tender your Global Blue Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Global Blue Shares through a broker, dealer, commercial bank, trust company or other nominee and such nominee tenders your Global Blue Shares on your behalf, they may charge you a fee for doing so. You should consult with your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction,” Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.” You should also refer to the Letter of Transmittal applicable to your Global Blue Shares to determine whether any wiring handling fees will apply.

What does Global Blue’s Board of Directors think about the Offer?

We are making the Offer pursuant to the Transaction Agreement, which has been unanimously approved by the Global Blue board. On February 16, 2025, the Global Blue board has unanimously (by way of two separate resolutions, with the second vote excluding the interested directors who are either themselves holders of, or representatives of holders of, Global Blue Series A Shares or Global Blue Series B Shares):

•

determined that Transaction Agreement is in the best interest of, and fair to, Global Blue and its shareholders and declared that it is advisable for Global Blue to enter into the Transaction Agreement and to effect the transactions contemplated thereby, including the Board Modification (as defined below in Section 12— “The Transaction Agreement; Other Agreements—The Transaction Agreement — Covenants — Preparation of Shareholder Approval Invitation; Shareholder Meeting”), and authorized and approved the entry into, and adopted, the Transaction Agreement;

•	duly authorized and approved the Offer and the other transactions contemplated by the Transaction Agreement; and

•	recommended that the holders of Global Blue Shares accept the Offer and tender their Global Blue Shares in the Offer.

A more complete description of the reasons of the Global Blue board for authorizing and approving the Transaction Agreement and the transactions contemplated thereby, including the Offer, is set forth in the Schedule 14D-9 that is being filed by Global Blue with the SEC and mailed to Global Blue’s shareholders with this Offer to Purchase. Shareholders should carefully read the information set forth in the Schedule 14D-9 in its entirety. See the “Introduction” and Section 13 — “Purpose of the Offer; Plans for Global Blue.”

What are the most significant conditions to the Offer?

The Offer is subject to the satisfaction of the following conditions:

•

prior to the expiration of the Offer, there shall have been validly tendered and not properly withdrawn a number of Global Blue Shares that, together with the Global Blue Shares, if any, then owned by Shift4 or Merger Sub, represent at least 90% of the Global Blue Shares issued and outstanding as of the expiration of the Offer (excluding any Global Blue Shares held, directly or indirectly, by Global Blue);

•

prior to the expiration of the Offer, no governmental entity of competent jurisdiction in certain applicable jurisdictions has enacted or promulgated any law or order (whether temporary, preliminary or permanent) to prohibit, restrain, enjoin or make illegal the consummation of the Offer that remains in effect;

•

prior to the expiration of the Offer, each Required Approval (as defined below) has been (A) obtained, received or deemed to have been received or (B) in the case of any applicable waiting period, such waiting period has terminated or expired, in each case, either unconditionally or subject only to conditions the satisfaction of which would not have a Burdensome Effect (as defined in Section 12—“The Transaction Agreement; Other Agreements—The Transaction Agreement—Covenants—Regulatory Approvals”);

•	the Transaction Agreement has not been validly terminated in accordance with its terms;

•

prior to the expiration of the Offer, Global Blue has received the Required SFTA Tax Ruling (as defined in Section 12 — “The Transaction Agreement; Other Agreements—The Transaction Agreement — Covenants—Swiss Tax Ruling”); and

•

the satisfaction or waiver by Shift4 and Merger Sub of the other conditions and requirements of the Offer set forth in the Transaction Agreement and described in Section 16 — “Conditions to the Offer.” See Section 16 — “Conditions to the Offer” and Section 18 — “Certain Legal Matters; Regulatory Approvals.”

All conditions (other than the Minimum Condition, the Absence of Legal Constraint Condition, the Regulatory Condition and the Termination Condition) may be waived by Shift4 or Merger Sub, in whole or in part, at any time and from time to time, in the sole and absolute discretion of Shift4 or Merger Sub, in each case subject to the terms of the Transaction Agreement and applicable law. Unless the Transaction Agreement is terminated in accordance with its terms, Merger Sub is not permitted to terminate or withdraw the Offer prior to the Expiration Time without the prior written consent of Global Blue.

Is the Offer subject to any financing condition?

No. The Offer is not subject to any financing condition.

Is there an agreement governing the Offer?

Yes. Shift4 and Global Blue have entered into the Transaction Agreement, dated as of February 16, 2025, and from and after our execution and delivery of a joinder thereto on February 25, 2025, we joined as a party thereto (as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Transaction Agreement”). The Transaction Agreement provides, among other things, for the terms and conditions of the Offer. See Section 12 — “The Transaction Agreement; Other Agreements.”

Do you have the financial resources to pay for all Global Blue Shares?

Yes. We estimate that we will need approximately $2,754,592,768.55 in cash to purchase all Global Blue Shares pursuant to the Offer and all Global Blue Warrants (as defined below) in connection therewith, to pay the Option Consideration, the Vested Restricted Share Award Consideration, the Unvested Restricted Share Award Consideration and the Warrant Consideration (each as defined below) and to pay related fees and expenses. We will have sufficient funds to make such payments. We expect to fund such payments from a combination of available cash and funds drawn through (i) 364-day bridge loan facilities in an aggregate principal amount of $1,795,000,000 consisting of (x) a senior secured 364-bridge loan facility in an aggregate principal amount of $1,000,000,000 and (y) a senior unsecured 364-day bridge loan facility in an aggregate principal amount of $795,000,000 and (ii) the existing $450,000,000 senior secured revolving credit facility of Shift4 Payments, LLC, a Delaware limited liability company and direct subsidiary of Shift4 (“Shift4 Payments”), as described below, or (iii) in the alternative, a permanent financing arrangement, which may include a combination of senior secured and/or unsecured notes, mandatory convertible or perpetual preferred equity and/or a senior secured term loan B facility, as described below. As of March 21, 2025, no alternative financing arrangements or alternative financing plans have been made. The Offer is not subject to any financing condition. See Section 10 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender into the Offer?

No. We do not think that our or Shift4’s financial condition is relevant to your decision whether to tender Global Blue Shares and accept the Offer because:

•	the consummation of the Offer is not subject to any financing condition;

•	the Offer is being made for all Global Blue Shares solely for cash;

•

if the Offer is consummated and provided that at such time we directly or indirectly have acquired or control at least 90% of the then outstanding Global Blue Shares of Global Blue (excluding any Global Blue Shares held by Global Blue), we intend to acquire all remaining Global Blue Shares in the Merger for the same cash price as was paid in the Offer (i.e., the Common Shares Consideration, without interest pursuant to the terms of the Offer);

•

we, through Shift4, will have all of the financial resources, including committed financing and cash on hand, to purchase all Global Blue Shares validly tendered and not properly withdrawn pursuant to the Offer and to provide funding for the other transactions contemplated by the Transaction Agreement on the terms and subject to the conditions contemplated thereby; and

•	if we consummate the Offer, we expect to acquire any remaining Global Blue Shares for the same Offer Consideration, as applicable, in cash in the Merger.

See Section 10 — “Source and Amount of Funds” and Section 12 — “The Transaction Agreement—Debt Financing”

How long do I have to decide whether to tender into the Offer?

You will be able to tender your Global Blue Shares into the Offer until one minute after 11:59 p.m. New York City time on April 17, 2025, unless otherwise agreed to in writing by Shift4, us and Global Blue (such initial date and time, the “Expiration Time”), unless (i) we extend the period during which the Offer is open pursuant to and in accordance with the terms of the Transaction Agreement, in which case the term “Expiration Time” will mean the latest date and time at which the Offer, as so extended by us, will expire, (ii) Global Blue has brought any action to enforce specifically the performance of the terms and provisions of the Transaction Agreement by us in accordance with the terms of the Transaction Agreement, in which case the term “Expiration Time” will mean the latest date and time at which such action remains pending or at such other date and time established by the court presiding over such action, or (iii) the Transaction Agreement has been earlier terminated in accordance with its terms. If we extend the Offer, we will inform Equiniti Trust Company, LLC, our Depositary for the Offer of that fact and will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.

If you hold Global Blue Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should be aware that such institutions may establish their own earlier deadline for tendering Global Blue Shares in the Offer. Accordingly, if you hold Global Blue Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact such institution as soon as possible in order to determine the times by which you must take action in order to tender Global Blue Shares in the Offer.

We are not providing for guaranteed delivery procedures. Therefore, holders of Global Blue Shares must allow sufficient time for the necessary tender procedures to be completed prior to the Expiration Time. Holders of Global Blue Shares must tender their Global Blue Shares in accordance with the procedures set forth in this Offer to Purchase and the Letter of Transmittal for each series of Global Blue Shares. Tenders received by the Depositary after the Expiration Time will be disregarded and of no effect.

Please give your broker, dealer, commercial bank, trust company or other nominee sufficient time to permit such nominee to tender your Global Blue Shares by the Expiration Time. See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Global Blue Shares.”

Can the Offer be extended and, if so, under what circumstances can or will the Offer be extended?

Yes, the Offer can be extended. In some cases, we may be required to extend the Offer beyond the initial Expiration Time, but in no event will we be required to extend the Offer beyond the earlier to occur of (x) the valid termination of the Transaction Agreement pursuant to its terms, and (y) on the first date immediately following September 30, 2025 (the “End Date”), subject to extension through February 16, 2026 by Shift4 or Global Blue upon written notice in the event that certain Offer Conditions remain unsatisfied as of September 30, 2025.

Pursuant to the Transaction Agreement:

•

we will (and Shift4 will cause us to) extend the Offer for (i) successive periods of ten (10) business days per extension (or such other number of business days as Shift4, us and Global Blue agree in writing), only if, as of the then-scheduled Expiration Time, any Offer Condition has not been satisfied or waived, to permit such Offer Condition to be satisfied;

•	we will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or the rules of the NYSE applicable to the Offer or applicable law;

•

the Expiration Time will be extended if, at the then-scheduled expiration time of the Offer, Global Blue brings or shall have brought any proceeding in accordance with the terms of the Transaction Agreement to specifically enforce the performance of the terms and provisions thereof by us or Shift4, (x) for the period during which such proceedings are pending or (y) by such other time period established by the court presiding over such proceedings, as the case may be; and

•

the End Date will be automatically extended, if as of the End Date, Shift4, us or Global Blue brings or shall have brought any action in accordance with the terms of the Transaction Agreement to specifically enforce the performance of the terms and provisions thereof, (x) for the period during which such proceedings are pending plus 20 business days or (y) by such other time period established by the court presiding over such proceedings, as the case may be.

For purposes of the Offer, as provided under the Exchange Act, a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.

If we extend the Offer, such extension will extend the time that you will have to tender your Global Blue Shares. See Section 1 — “Terms of the Offer.” Each of the time periods described above is calculated in accordance with Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act.

How will I be notified if the time period during which I can tender my Global Blue Shares into the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.

How do I tender my Global Blue Shares into the Offer?

If you wish to accept the Offer, this is what you must do:

•

If you are a registered holder (i.e., you hold Global Blue Shares directly in your name in book-entry form in an account with Global Blue’s transfer agent, Equiniti Trust Company, LLC), you must complete and sign the enclosed Letter of Transmittal applicable to the series of Global Blue Shares that you hold in accordance with the instructions contained in such Letter of Transmittal and send it, together with any required documents, to the Depositary. You will receive a separate mailing, including a separate Letter of Transmittal, for each series of Global Blue Shares that you hold and you must follow the instructions included in each such mailing and complete the corresponding Letter of Transmittal for each series of Global Blue Shares that you wish to tender in the Offer. These materials must reach the Depositary before the Expiration Time. See Section 3 — “Procedures for Accepting the Offer and Tendering Global Blue Shares” for further details.

•

If you hold your Global Blue Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Global Blue Shares be tendered to Shift4 pursuant to the Offer.

Until what time may I withdraw previously tendered Global Blue Shares?

To withdraw your Global Blue Shares, you must deliver a written notice of withdrawal with the required information to the Depositary at any time prior to one minute after 11:59 p.m., New York City time, on the Expiration Time. Pursuant to Section 14(d)(5) of the Exchange Act, the Global Blue Shares may also be withdrawn at any time after May 20, 2025, which is the 60th day after the date of the commencement of the Offer, unless prior to that date we have accepted for payment the Global Blue Shares validly tendered in the Offer. See Section 4 — “Withdrawal Rights.”

How do I properly withdraw previously tendered Global Blue Shares?

To properly withdraw any of your previously tendered Global Blue Shares, you must deliver a written notice of withdrawal with the required information (as specified in this Offer to Purchase and in the Letter of Transmittal)

to the Depositary while you still have the right to withdraw Global Blue Shares. If you tendered your Global Blue Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such nominee to arrange for the proper withdrawal of your Global Blue Shares. See Section 4 — “Withdrawal Rights.”

If I do not tender my Global Blue Shares prior to the Expiration Time, will I have another opportunity to tender my Global Blue Shares into the Offer?

No. At the completion of the Offer, including any extension thereof, and subject to the satisfaction of the conditions set forth in the Transaction Agreement, we will accept for payment and Shift4 will pay for Global Blue Shares validly tendered (and not validly withdrawn) pursuant to the Offer. Pursuant to the Transaction Agreement, following the initial Expiration Time, we may elect to extend the Offer in accordance with the Transaction Agreement, the U.S. tender offer rules and other applicable law. However, there is no guarantee that we will extend the Offer. Therefore, shareholders of Global Blue who wish to tender their Global Blue Shares into the Offer and receive the applicable Offer Consideration must tender their Global Blue Shares prior to the Expiration Time. Following the completion of the Offer, any remaining, non-tendering Global Blue shareholder are expected to be a minority shareholder of Global Blue. See “If I decide not to tender my Global Blue Shares in the Offer, what will happen to my Global Blue Shares?” below.

Upon the successful consummation of the Offer, will Global Blue Shares continue to be publicly traded?

Following the completion of the Offer, to the extent permitted under applicable law and stock exchange regulations, Shift4 intends to delist the Global Blue Shares from NYSE. Following delisting of the Global Blue Shares from NYSE and provided that the criteria for deregistration are met, Shift4 intends to cause Global Blue to make a filing with the SEC requesting that Global Blue’s reporting obligations under the Exchange Act be terminated. Deregistration would substantially reduce the information required to be furnished by Global Blue to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Global Blue.

If I decide not to tender my Global Blue Shares into the Offer, what will happen to my Global Blue Shares?

If you decide not to tender your Global Blue Shares into the Offer, you will continue to own your Global Blue Shares in their current form. However, if the Offer is completed, the amount of publicly held Global Blue Shares may be so few that there may no longer be an active trading market for Global Blue Shares. The absence of an active trading market, and corresponding lack of analyst coverage, could reduce the liquidity and, consequently, the market value of your Global Blue Shares.

In the event that Shift4 and Merger Sub, with the consent of Global Blue, waive the Minimum Condition and the Acceptance Time occurs and the number of Global Blue Shares validly tendered (and not validly withdrawn) pursuant to the Offer, together with any Global Blue Shares then held, directly or indirectly, by Shift4 or Merger Sub, represents less than 90% of the then outstanding Global Blue Shares (excluding Global Blue Shares held, directly or indirectly, by Global Blue), we and Shift4 may not be able to acquire 100% (or at least 90%) of all outstanding Global Blue Shares and/or complete the Merger in a timely manner, or at all. Accordingly, non-tendering shareholders of Global Blue may not receive any consideration for such Global Blue Shares, and the liquidity and value of any Global Blue Shares that remain outstanding could be negatively affected. Following the completion of the Offer, until the Merger is consummated (if at all), any remaining, non-tendering shareholder of Global Blue are expected to be a minority shareholder of Global Blue with a limited ability, if any, to influence the outcome on any matters that are or may be subject to shareholder approval, including the election of directors, the issuance of shares or other equity securities, the payment of dividends and the acquisition or disposition of substantial assets.

If the Offer is consummated and provided that at such time Shift4 indirectly has acquired or controls at least 90% of the then outstanding Global Blue Shares (excluding Global Blue Shares held, directly or indirectly, by Global Blue), each of Shift4, Merger Sub and Global Blue intend that, in accordance with the laws of Switzerland and the Merger Agreement to be entered into by Merger Sub and Global Blue, Merger Sub and Global Blue will consummate a statutory squeeze-out merger pursuant to which Global Blue will be merged with and into Merger Sub, and Merger Sub will continue as the surviving entity of the Merger, and each Global Blue Share that is not validly tendered and accepted pursuant to the Offer will thereupon be cancelled and converted into the right to receive the applicable Offer Consideration. See Section 14 — “Certain Effects of the Offer” and Section 19 — “Appraisal Rights.” Upon completion of the Merger, Global Blue will cease to exist and all Global Blue Shares will be cancelled.

If the Offer is not consummated, will Merger Sub and Global Blue nevertheless consummate the Merger?

No. Neither Shift4, us or Global Blue is under any obligation to pursue or consummate the Merger if the Acceptance Time has not occurred and the Offer has not been earlier consummated.

Will there be a subsequent offering period?

Pursuant to the Transaction Agreement, we may provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act only with the prior written consent of Global Blue. See Section 1 — “Terms of the Offer.”

If I object to the price being offered, will I have appraisal rights as a result of the Offer?

Appraisal rights are not available to the holders of Global Blue Shares as a result of the Offer. See Section 19 — “Appraisal Rights.”

What was the market value of my Global Blue Shares on recent dates?

On February 18, 2025, the last full trading day prior to the day on which we announced that we entered into the Transaction Agreement, the last sale price of the Global Blue Common Shares reported on NYSE was $6.23 per Global Blue Common Share. On March 20, 2025, the last NYSE trading day before we commenced the Offer, the last sale price of the Global Blue Common Shares reported on NYSE was $7.38 per Global Blue Common Share.

We encourage you to obtain a recent quotation for the Global Blue Common Shares in deciding whether to tender your Global Blue Shares. See Section 7 — “Price Range of Global Blue Common Shares; Dividends.”

If I tender my Global Blue Shares, when and how will I get paid?

If the conditions to the Offer described in Section 16 — “Conditions to the Offer” are satisfied or waived and we consummate the Offer and accept your Global Blue Shares for payment, you will be entitled to receive promptly an amount equal to the number of Global Blue Shares you tendered into the Offer multiplied by the Offer Consideration (as applicable) in cash, without interest and pursuant to the terms of the Offer. We will pay for your validly tendered and not properly withdrawn Global Blue Shares by depositing the aggregate Offer Consideration therefor with the Depositary, for the purpose of receiving payments from us and transmitting such payments to you. See Section 2 — “Acceptance for Payment and Payment for Global Blue Shares.” In all cases, payment for tendered Global Blue Shares will be made only after timely receipt by the Depositary of (i) a properly completed and duly executed Letter of Transmittal applicable to the series of Global Blue Shares that you hold, together with any required signature guarantees and tax forms (in respect of Global Blue Shares tendered by any means other than book-entry transfer through DTC) or, in the case of book-entry transfer of

Global Blue Shares at The Depository Trust Company (“DTC”), an Agent’s Message (as defined below) in lieu of such Letter of Transmittal and delivery of Global Blue Shares into the Depositary’s account at DTC, and (ii) any other required documents for such Global Blue Shares, as described in Section 3 — “Procedures for Accepting the Offer and Tendering Global Blue Shares.”

Will I be paid a dividend on my Global Blue Shares during the pendency of the Offer?

No. The Transaction Agreement provides that from the date thereof to the Acceptance Time, without the prior written consent of Shift4, Global Blue will not establish, declare, set aside or pay any dividends on or make any other distribution in respect of any Global Blue Shares or other equity interests.

Have any of Global Blue’s shareholders agreed to tender their Global Blue Shares?

Yes. Concurrently with the execution of the Transaction Agreement, and as a material inducement to the willingness of Shift4 to enter into the Transaction Agreement, certain specified shareholders of Global Blue, who collectively owned approximately 90% of the outstanding Global Blue Shares as of February 16, 2025, entered into tender and support agreements (each, a “Support Agreement” and collectively, the “Support Agreements”), pursuant to which, among other matters, such specified shareholders have agreed to tender their Global Blue Shares into the Offer and if necessary, to take (and refrain from taking) certain other actions in connection with the transactions contemplated thereby, including voting in favor of the Board Modification (as defined below) and any other proposal required to consummate the Offer and the other transactions contemplated by the Transaction Agreement. See Section 12 — “The Transaction Agreement; Other Agreements—Other Agreements —Support Agreements.”

Will a meeting of Global Blue’s shareholders be required to approve the Offer or the Merger?

The entry into the Transaction Agreement and consummation of the Offer do not require approval by Global Blue’s shareholders. However, the affirmative vote of at least the majority of the votes cast is required to approve the election of the individuals designated by Shift4 to the Global Blue board as directors of Global Blue in the Global Blue Shareholder Meeting, subject to and effective upon the Acceptance Time (the “Board Modification”).

For purposes of submitting the Board Modification for Global Blue shareholder approval in accordance with the terms of the Transaction Agreement, the Global Blue board will convene an extraordinary general meeting of shareholders (the “EGM”), to be held within 30 days prior to the anticipated Acceptance Time. Shareholders of Global Blue who hold Global Blue Shares on the voting record date (as determined by the Global Blueboard) will be entitled to attend the EGM and vote on the Board Modification. The Global Blue board unanimously recommends that Global Blue shareholders approve and adopt the Board Modification.

The only vote of the shareholders of Global Blue required to approve the Merger Agreement is the approval by the subsequent Global Blue Shareholder Meeting with the affirmative vote of at least 90% of the then outstanding Global Blue Shares (excluding shares held by Global Blue) as required pursuant to article 18 (5) of the Swiss Merger Act, with the minutes of such meeting and the vote to be recorded in the form of a public deed as required pursuant to the applicable Swiss law. In addition, Global Blue may propose to the Global Blue Shareholder Meeting to approve the delisting and deregistration of Global Blue Shares.

For purposes of submitting the Merger Agreement and the delisting and deregistration of Global Blue Shares for Global Blue shareholder approval, in accordance with the terms of the Transaction Agreement, the Global Blue board will convene an extraordinary general meeting of shareholders (the “Subsequent EGM”), which is scheduled to be held within 90 days after the Acceptance Time. Shareholders of Global Blue who hold Global Blue Shares on the record date for the Subsequent EGM will be entitled to attend the Subsequent EGM and vote on the Subsequent EGM Matters (as defined below). The Global Blue board unanimously recommends that Global Blue shareholders vote in favor of all these proposals.

What will happen to the Global Blue Share Options, Global Blue Restricted Share Awards and Global Blue Warrants in the Offer?

Stock options to purchase Global Blue Common Shares (“Global Blue Share Options”), awards of restricted Global Blue Common Shares granted by Global Blue (“Global Blue Restricted Share Awards”) and warrants to purchase Global Blue Common Shares pursuant to applicable warrant agreements with Global Blue (“Global Blue Warrants”) are not included in or part of the Offer. However, pursuant to the Transaction Agreement:

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at the Acceptance Time, each Global Blue Stock Option, whether vested or unvested, that is outstanding and unexercised as of immediately prior to the Acceptance Time (after giving effect to any accelerated vesting pursuant to the respective plan documentation or a written agreement between Global Blue and the holder thereof or pursuant to resolutions adopted by, and/or such other taken by the Global Blue board) and has an exercise price per Global Blue Stock Option that is less than the Common Shares Consideration will be cancelled and, in exchange therefor, Shift4 will pay to each holder of any such cancelled Global Blue Stock Option immediately following the Acceptance Time (and in no event later than five days following the Acceptance Time) an amount in cash (pursuant to the terms of the Offer) equal to the product of (i) the excess, if any, of the Common Shares Consideration over the exercise price per Global Blue Common Share of such Global Blue Stock Option and (ii) the total number of the Global Blue Common Share subject to such Global Blue Stock Option as of immediately prior to the Acceptance Time (the “Option Consideration”), except that, if the exercise price per Global Blue Common Share of any such Global Blue Stock Option equals or exceeds the Common Shares Consideration, such Global Blue Stock Option will be deemed cancelled under the respective plan documentation of without payment of any consideration in respect thereof, and all rights with respect thereto deemed terminated as of the Acceptance Time;

•

at the Acceptance Time, each Global Blue Restricted Share Award (or portion thereof) that vests as of immediately prior to the Acceptance Time (after giving effect to any accelerated vesting pursuant to the respective plan documentation or a written agreement between Global Blue and the holder thereof or pursuant to resolutions adopted by, and/or such other taken by the Global Blue board) (a “Vested Restricted Share Award”) will be cancelled and, in exchange therefore, Shift4 will pay to each holder of any such cancelled Vested Restricted Share Award immediately following the Acceptance Time (and in no event later than five days following the Acceptance Time) an amount in cash equal to the product, of (i) the Common Shares Consideration and (ii) the total number of Global Blue Common Shares subject to such Vested Restricted Share Award as of immediately prior to the Acceptance Time (the “Vested Restricted Share Award Consideration”);

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at the Acceptance Time, each Global Blue Restricted Share Award (or portion thereof) that is not a Vested Restricted Share Award will be cancelled and converted into the right to receive an amount in cash, payable by Shift4, equal to the product of (x) the Common Shares Consideration and (y) the total number of Global Blue Common Shares subject to such Unvested Restricted Share Award as of immediately prior to the Acceptance Time (the “Unvested Restricted Share Award Consideration”), which, subject to the holder’s continued service with Shift4 and its subsidiaries (including Global Blue and its subsidiaries) through the applicable vesting dates, will vest and become payable at the same time as the Unvested Restricted Share Award from which such Unvested Restricted Share Award Consideration was converted would have vested pursuant to its terms and shall otherwise remain subject to the same terms and conditions as were applicable to the corresponding Unvested Restricted Share Award immediately prior to the Acceptance Time, including any accelerated vesting terms and conditions that apply on termination of employment, except that no performance-based vesting metrics shall apply from and after the Acceptance Time; and

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at the Acceptance Time, each Global Blue Warrant that is outstanding immediately prior to the Acceptance Time will be treated as set forth in the applicable warrant agreement and will become eligible for exercise at a reduced exercise price, subject to the terms set forth in the applicable warrant agreement (the “Warrant Consideration”).

Following the Acceptance Time (and in any event within ten business days thereof), Shift4 will cause one of its subsidiaries to pay to the holders of Global Blue Share Options and Global Blue Restricted Shares Awards the cash amounts payable pursuant to the foregoing (subject to the withholding rights set forth in the Transaction Agreement).

Prior to the Acceptance Time, Shift4 and Global Blue will coordinate to (i) provide to holders of Global Blue Warrants all notices and documents required at or following the Acceptance Time pursuant to the applicable warrant agreement in connection with the Offer and the Merger (if applicable) and the consummation of such transactions at the Acceptance Time and the effective time of the Merger (if and as applicable) and (ii) facilitate the settlement of Global Blue Warrants upon exercise thereof pursuant to the applicable warrant agreement. Shift4 will pay or cause to be paid the cash amounts payable pursuant to the foregoing in accordance with the applicable warrant agreement.

See Section 12—“The Transaction Agreements—Transaction Agreement—Global Blue Share Options, Global Blue Restricted Share Awards and Global Blue Warrants.”

What are the U.S. federal income tax consequences of the Offer and the Merger, as applicable, to United States Holders?

The receipt of cash by United States Holders (as defined in Section 5 — “Material U.S. Federal Income Tax Consequences of the Offer and the Merger”), in exchange for Global Blue Shares pursuant to the Offer or the Merger, as applicable, will generally be a taxable transaction for U.S. federal income tax purposes. In general, and subject to the “passive foreign investment company” rules discussed in Section 5 — “Material U.S. Federal Income Tax Consequences of the Offer and the Merger—Passive Foreign Investment Company Rules”, United States Holders will recognize gain or loss in an amount equal to the difference, if any, between their adjusted tax basis in the Global Blue Shares tendered into the Offer or exchanged in the Merger and the amount of cash received for such Global Blue Shares (determined before deduction of any applicable withholding taxes). See Section 5 — “Material U.S. Federal Income Tax Consequences of the Offer and the Merger” for a discussion of the material U.S. federal income tax consequences to United States Holders of tendering or exchanging Global Blue Shares pursuant to the Offer or the Merger, as applicable.

What are the Swiss tax consequences of the Offer and the Merger, as applicable, to Swiss tax resident shareholders of Global Blue Shares?

The receipt of cash by Swiss tax resident shareholders of Global Blue Shares in exchange for Global Blue Shares pursuant to the Offer or the Merger, as applicable, depends on whether the Global Blue Shares formed part of the private assets (Privatvermögen) or part of the business assets (Geschäftsvermögen) prior to the Offer or the Merger. Swiss tax resident shareholders holding their Global Blue Shares as private assets may realize a tax-exempt private capital gain or a non-tax-deductible capital loss. Swiss tax resident shareholders holding their Global Blue Shares as business assets or who are classified as professional securities dealers (gewerbsmässiger Wertschriftenhändler) realize either a taxable capital gain or a tax-deductible capital loss depending on the relevant income tax value of their Global Blue Shares pursuant to general principles of Swiss personal and corporate income taxation. See Section 6 — “Material Swiss Tax Considerations” for a discussion of the material Swiss income tax consequences to Swiss tax resident shareholders of tendering or exchanging Global Blue Shares pursuant to the Offer or the Merger, as applicable as well as an overview of other Swiss tax consequences such as Swiss withholding tax, which will generally not be triggered and stamp duty consequences, which may be applicable in particular with respect to the transfer stamp duty (Umsatzabgabe).

To whom should I talk if I have additional questions about the Offer?

You may call D.F. King & Co., Inc., the Information Agent, toll-free at (800) 283-2170 or email gb@dfking.com. See the back cover of this Offer to Purchase.

To the Holders of Registered Ordinary Shares, Registered Series A Convertible Preferred Shares and Registered Series B Convertible Preferred Shares:

INTRODUCTION

We, GT Holding 1 GmbH, a Swiss limited liability company, are offering to purchase via tender offer all of the outstanding (i) registered ordinary shares, nominal value of CHF 0.01 per share, at a price per share equal to $7.50, (ii) registered series A convertible preferred shares, nominal value of CHF 0.01 per share, of Global Blue, at a price per share equal to $10.00, and (iii) registered series B convertible preferred shares, nominal value of CHF 0.01 per share, of Global Blue (the “Global Blue Series B Shares”, and together with the Global Blue Common Shares and the Global Blue Series A Shares, the “Global Blue Shares”), at a price per share equal to $11.81, upon the terms and subject to the conditions set forth in this offer to purchase and the related letter of transmittal for each series of Global Blue Shares, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer.” We are making the Offer pursuant to a Transaction Agreement, dated as of February 16, 2025, by and between Shift4 Payments, Inc., a Delaware corporation and Global Blue Group Holding AG, a Swiss stock corporation organized under the laws of Switzerland and, from and after its execution and delivery of a joinder thereto on February 25, 2025, Merger Sub.

The Offer and withdrawal rights will expire at one minute after 11:59 p.m., New York City time, on April 17, 2025, unless otherwise agreed to in writing by Shift4, us and Global Blue, unless (i) we extend the period during which the Offer is open pursuant to and in accordance with the Transaction Agreement, in which case the Offer and withdrawal rights will expire at the latest date and time as so extended by us (provided, however, our obligation to extend the Offer is limited as discussed in Section 1 — “Terms of the Offer” and Section 12 — “The Transaction Agreement; Other Agreements—The Transaction Agreement — Expiration and Extension of the Offer”) or (ii) the Transaction Agreement has been earlier terminated. Under no circumstances will interest be paid with respect to the purchase of Global Blue Shares pursuant to the Offer, regardless of any extension of the Offer or delay in making payment for Global Blue Shares.

If you are an owner of Global Blue Shares and you tender such Global Blue Shares directly to Equiniti Trust Company, LLC in accordance with the terms of this Offer, you will not be charged brokerage fees or commissions on the sale of Global Blue Shares pursuant to the Offer.

Any tendering shareholder or other payee who fails to complete fully, sign and return to the Depositary the United States Internal Revenue Service (“IRS”) Form W-9 included with the Letter of Transmittal (or the applicable IRS Form W-8, if the tendering shareholder or other payee is not a United States Holder) may be subject to U.S. federal backup withholding on the gross proceeds paid to the shareholder or other payee pursuant to the Offer. See Section 3 — “Procedures for Accepting the Offer and Tendering Global Blue Shares — U.S. Federal Backup Withholding.” All tendering shareholders or other payees are urged to consult their tax advisors regarding the application of U.S. federal backup withholding.

If you hold your Global Blue Shares through a broker, dealer, commercial bank, trust company or other nominee, you should consult with such nominee to determine if you will be charged any service fees or commissions.

We are not providing for guaranteed delivery procedures. Therefore, holders of Global Blue Shares must allow sufficient time for the necessary tender procedures to be completed prior to the Expiration Time. Holders of Global Blue Shares must tender their Global Blue Shares in accordance with the procedures set forth in this Offer to Purchase and the Letter of Transmittal. Tenders received by the Depositary after the Expiration Time will be disregarded and of no effect.

We will pay all charges and expenses of the Depositary and D.F. King & Co., Inc. incurred in connection with the Offer. See Section 20 — “Fees and Expenses.”

In the event that Shift4 and Merger Sub, with the consent of Global Blue, waive the Minimum Condition and the Acceptance Time occurs and the number of Global Blue Shares validly tendered (and not validly withdrawn) pursuant to the Offer, together with any Global Blue Shares then directly or indirectly owned by Shift4 or Merger Sub, represents less than 90% of the then outstanding Global Blue Shares (excluding Global Blue Shares held, directly or indirectly, by Global Blue), Merger Sub and Shift4 may not be able to acquire 100% (or at least 90%) of all outstanding Global Blue Shares and/or complete the Merger in a timely manner, or at all. Accordingly, non-tendering shareholders of Global Blue may not receive any consideration for such Global Blue Shares, and the liquidity and value of any Global Blue Shares that remain outstanding could be negatively affected. Following the completion of the Offer, until the Merger is consummated (if at all), any remaining, non-tendering shareholders of Global Blue will be a minority shareholder of Global Blue with a limited ability, if any, to influence the outcome on any matters that are or may be subject to shareholder approval, including the election of directors, the issuance of shares or other equity securities, the payment of dividends and the acquisition or disposition of substantial assets.

Following the completion of the Offer and provided that at such time Shift4 directly or indirectly has acquired or controls at least 90% of the then outstanding Global Blue Shares (excluding Global Blue Shares held, directly or indirectly, by Global Blue or held in Global Blue’s treasury), each of Shift4, Merger Sub and Global Blue intend that, in accordance with the laws of Switzerland and the Merger Agreement to be entered into by Merger Sub and Global Blue, Merger Sub and Global Blue will consummate a statutory squeeze-out merger pursuant to which Global Blue will be merged with and into Merger Sub, and Merger Sub will continue as the surviving entity of the Merger, and each Global Blue Share that is not validly tendered and accepted pursuant to the Offer will thereupon be cancelled and converted into the right to receive the applicable Offer Consideration.

On February 16, 2025, the Global Blue board unanimously (by way of two separate resolutions, with the second vote excluding the interested directors who are either themselves holders of, or representatives of holders of, Global Blue Series A Shares or Global Blue Series B Shares):

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determined that Transaction Agreement is in the best interest of, and fair to, Global Blue and its shareholders and declared that it is advisable for Global Blue to enter into the Transaction Agreement and to effect the transactions contemplated thereby, including the Board Modification (as defined below in Section 12— “The Transaction Agreement; Other Agreements—The Transaction Agreement — Covenants — Preparation of Shareholder Approval Invitation; Shareholder Meeting”), and authorized and approved the entry into, and adopted, the Transaction Agreement;

•	duly authorized and approved the Offer and the other transactions contemplated by the Transaction Agreement; and

•	recommended that the holders of Global Blue Shares accept the Offer and tender their Global Blue Shares in the Offer.

A more complete description of the reasons of the Global Blue board for authorizing and approving the Transaction Agreement and the transactions contemplated thereby, including the Offer, is set forth in the Schedule 14D-9 that is being filed by Global Blue with the SEC and mailed to Global Blue’s shareholders with this Offer to Purchase. Shareholders should carefully read the information set forth in the Schedule 14D-9 in its entirety.

The Offer is not subject to us receiving financing or any other financing condition. The Offer is conditioned upon:

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prior to the expiration of the Offer, there shall have been validly tendered and not withdrawn a number of Global Blue Shares that, together with the Global Blue Shares, if any, then owned by Shift4 or Merger Sub, represent at least 90% of all Global Blue Shares issued and outstanding as of the expiration of the Offer (excluding any Global Blue Shares held, directly or indirectly, by Global Blue);

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prior to the expiration of the Offer, no governmental entity of competent jurisdiction in certain applicable jurisdictions has enacted or promulgated any law or order (whether temporary, preliminary or permanent) to prohibit, restrain, enjoin or make illegal the consummation of the Offer that remains then in effect;

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prior to the expiration of the Offer, each approval required to be obtained pursuant to the Transaction Agreement (“Required Approval”) has been (A) obtained, received or deemed to have been received or (B) in the case of any applicable waiting period, such waiting period has terminated or expired, in each case, either unconditionally or subject only to conditions the satisfaction of which would not have a Burdensome Effect and described in Section 16 — “Conditions to the Offer.” See Section 16 — “Conditions to the Offer” and Section 18 — “Certain Legal Matters; Regulatory Approvals.;

•	the Transaction Agreement not having been validly terminated in accordance with its terms;

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prior to the expiration of the Offer, Global Blue has received the Required SFTA Tax Ruling (as defined in Section 12 — “The Transaction Agreement; Other Agreements— The Transaction Agreement — Covenants—Swiss Tax Rulings”); and

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the satisfaction or waiver by Shift4 and Merger Sub of the other conditions and requirements of the Offer set forth in the Transaction Agreement and described in Section 16 — “Conditions to the Offer.” See Section 16 — “Conditions to the Offer” and Section 18 — “Certain Legal Matters; Regulatory Approvals.”

According to Global Blue, Global Blue’s capital band authorizes the Global Blue board until March 1, 2028 to conduct one or more increases and/or reductions of the share capital within the upper limit of CHF 3,142,193.39, corresponding to up to 268,534,962 Global Blue Common Shares with a nominal value of CHF 0.01 each, 17,684,377 Global Blue Series A Shares with a nominal value of CHF 0.01 each and up to 28,000,000 Global Blue Series B Shares with a nominal value of CHF 0.01 each, and the lower limit of CHF 1,742,806.65, corresponding to 174,280,665 Global Blue Common Shares with a nominal value of CHF 0.01 each, 0 Global Blue Series A Shares with a nominal value of CHF 0.01 each and 0 Global Blue Series B Shares with a nominal value of CHF 0.01 each. As of the close of business on March 14, 2025 (“Capitalization Date”): (i) 210,317,792 Global Blue Common Shares were issued and outstanding (including 10,951,622 Global Blue Common Shares held in treasury), (ii) 17,684,377 Global Blue Series A Shares were issued and outstanding (including 236 Global Blue Series A Shares held in treasury), (iii) 23,124,705 Global Blue Series B Shares were issued and outstanding, (iv) 6,151,964 Global Blue Common Shares are issuable upon the exercise of Global Blue Share Options, (v) 2,645,697 Global Blue Common Shares are subject to issuance pursuant to the Global Blue Restricted Share Awards (in the case of performance-vesting Global Blue Restricted Share Awards, assuming deemed achievement of maximum performance), (vi) 30,735,950 Global Blue Common Shares are issuable on an as if exercised basis upon exercise of the Global Blue Warrants, and (vii) assuming (x) no other Global Blue Shares were or are issued after the Capitalization Date and (y) no Global Blue Share Options, Global Blue Restricted Share Awards, Global Blue Warrants or other awards consisting of Global Blue Shares or purchase rights have been exercised, converted or settled after the Capitalization Date, the Minimum Condition would be satisfied if at least 216,157,515 Global Blue Shares are validly tendered and not validly withdrawn prior to the Expiration Time.

Concurrently with the execution of the Transaction Agreement, and as a material inducement to the willingness of Shift4 to enter into the Transaction Agreement, certain specified shareholders of Global Blue, who collectively owned approximately 90% of the then outstanding Global Blue Shares as of February 16, 2025, entered into tender and support agreements, pursuant to which, among other matters, such specified shareholders have agreed to tender their Global Blue Shares into the Offer (including Global Blue Share Options and Global Blue Restricted Share Awards) and if necessary, to take (and refrain from taking) certain other actions in connection with the transactions contemplated thereby, including voting in favor of the Board Modification (as defined below) and any other proposal required to consummate the Offer and the other transactions contemplated by the Transaction Agreement. See Section 12 — “The Transaction Agreement; Other Agreements — Other Agreements —Support Agreements.”

No appraisal rights are available to the holders of Global Blue Shares in connection with the Offer. However, if following the completion of the Offer, Shift4 has acquired or controls, directly or indirectly, at least 90% of the then outstanding Global Blue Shares (excluding Global Blue Shares held, directly or indirectly, by Global Blue), in accordance with the laws of Switzerland and the Merger Agreement to be entered into by Merger Sub and Global Blue, Merger Sub and Global Blue will consummate a statutory squeeze-out merger pursuant to which Global Blue will be merged with and into Merger Sub, and Merger Sub will continue as the surviving entity of the Merger, and each Global Blue Share that is not validly tendered and accepted pursuant to the Offer will thereupon be cancelled and converted into the right to receive the applicable Offer Consideration, without interest and pursuant to the terms of the Offer. In connection with the Merger, each of Global Blue’s remaining shareholders can exercise appraisal rights under article 105 of the Swiss Federal Act on Merger, Demerger, Transformation and Transfer of Assets of October 3, 2003 (as amended, the “Swiss Merger Act”) by filing a suit against the surviving company with the competent Swiss court at the registered office of the surviving company or of Global Blue. The suit must be filed within two months after the Merger resolution of the Global Blue shareholders approving the Merger Agreement has been published in the Swiss Official Gazette of Commerce. Global Blue’s shareholders who tender all of their Global Blue Shares in the Offer, and who do not acquire Global Blue Shares thereafter, will not be able to file a suit to exercise appraisal rights. If such a suit is filed by a non-tendering shareholder of Global Blue, the court will determine whether the Merger consideration was inadequate and the amount of compensation due to the relevant shareholder of Global Blue who neither tendered their Global Blue Shares in the Offer nor sold them otherwise prior to the effectiveness of the Merger, if any, and such court’s determination will benefit all remaining shareholders of Global Blue who are in the same legal position as those who filed the suit. The filing of an appraisal suit will not prevent completion of the Merger.

See Section 19 — “Appraisal Rights.”

THIS OFFER TO PURCHASE AND THE RELATED LETTERS OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND SHAREHOLDERS OF GLOBAL BLUE SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE MAKING ANY DECISION WITH RESPECT TO THE OFFER.

THE OFFER

1. Terms of the Offer

Upon the terms and subject to the conditions to the Offer, we will accept for payment and pay for all Global Blue Shares validly tendered and not validly withdrawn prior to the Expiration Time in accordance with the procedures set forth in Section 4 — “Withdrawal Rights.”

The Offer is not subject to any financing condition. The Offer is conditioned upon the Minimum Condition, the Absence of Legal Constraint Condition, the Regulatory Condition, the Termination Condition, the SFTA Tax Ruling Condition and the other conditions set forth in the Transaction Agreement described in Section 16 — “Conditions to the Offer.”

We expressly reserve the right, to the extent permitted by the applicable legal requirements, (i) to waive any Offer Condition (other than the Minimum Condition, the Absence of Legal Constraint Condition, the Regulatory Condition and the Termination Condition), and (ii) modify any of the other terms of the Offer not inconsistent with the terms of the Transaction Agreement, except that, without the prior written consent of Global Blue, we will not, and Shift4 will cause us not to, (A) reduce the number of Global Blue Shares subject to the Offer, (B) change the Common Shares Consideration, the Series A Shares Consideration or the Series B Shares Consideration, (C) waive any Offer Condition, except as and only to the extent expressly permitted pursuant to the Transaction Agreement, (D) impose conditions or requirements to the Offer other than the Offer Conditions described in Section 16 — “Conditions to the Offer,” (E) amend, modify or supplement any Offer Conditions in a manner (1) adverse to the holders of Global Blue Shares (in their capacity as such) or (2) that would prevent, materially delay or impair the ability of Shift4 or Merger Sub to consummate the Offer, (F) terminate, extend or otherwise amend or modify the Expiration Time in a manner other than as required or permitted by the Transaction Agreement, or (G) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.

Following the completion of the Offer and provided that Shift4 has acquired or controls, directly or indirectly, at least 90% of the then outstanding Global Blue Shares (excluding Global Blue Shares held, directly or indirectly, by Global Blue), in accordance with the laws of Switzerland and the Merger Agreement to be entered into by Merger Sub and Global Blue, Merger Sub and Global Blue will consummate a statutory squeeze-out merger pursuant to which Global Blue will be merged with and into Merger Sub, and Merger Sub will continue as the surviving entity of the Merger, and each Global Blue Share that is not validly tendered and accepted pursuant to the Offer will thereupon be cancelled and converted into the right to receive the applicable Offer Consideration, without interest and pursuant to the terms of the Offer.

Pursuant to the Transaction Agreement:

•

we will (and Shift4 will cause us to) extend the Offer for successive periods of ten business days per extension (or such other number of business days as Shift4, us and Global Blue agree in writing), only if, as of the then-scheduled Expiration Time, any Offer Condition has not been satisfied or waived, to permit such Offer Condition to be satisfied until the earlier to occur of (i) the satisfaction or waiver of all of the Offer Conditions and (ii) if, as of such date, Shift4 is entitled to terminate the Transaction Agreement pursuant to its terms, the End Date; and

•	we will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or the rules of the NYSE applicable to the Offer or applicable law.

Our obligation to extend the Offer is further limited as set forth below in this Section 1 and in Section 12 — “The Transaction Agreement; Other Agreements—The Transaction Agreement— Expiration and Extension of the Offer.”

For purposes of the Offer, as provided under the Exchange Act, a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.

If we extend the Offer, delay our acceptance for payment of Global Blue Shares, delay payment after the consummation of the Offer or are unable to accept Global Blue Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Global Blue Shares on our behalf, and such Global Blue Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in this Offer to Purchase under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Global Blue Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay promptly the consideration offered or return the securities deposited by or on behalf of shareholders after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by applicable law and the interpretations thereunder. The minimum period during which an offer must remain open following material changes in the terms of an offer or information concerning an offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes and the appropriate manner of dissemination. In a published release, the SEC has stated that, in its view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders, and that if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum period of ten business days may be required to allow for adequate dissemination to shareholders and investor response. In accordance with the foregoing view of the SEC and applicable law, if, prior to the Expiration Time, and subject to the limitations of the Transaction Agreement, we change the number of Global Blue Shares being sought or the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such change is first published, sent or given to shareholders, the Offer will be extended at least until the expiration of such tenth business day. Each of the time periods described in this paragraph is calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act.

If, prior to the Expiration Time, we increase the consideration being paid for Global Blue Shares, such altered consideration will be paid to all shareholders whose Global Blue Shares are accepted for payment pursuant to the Offer, whether or not such Global Blue Shares were tendered before the announcement of such increase in consideration.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as soon as practicable by public announcement thereof. In the case of an extension of the Offer, such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which we may choose to make any public announcement, we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

Global Blue has provided us and Shift4 with Global Blue’s shareholder list, security position listings and certain other information regarding the beneficial owners of Global Blue Shares for the purpose of disseminating the Offer to holders of Global Blue Shares. This Offer to Purchase, the Letter of Transmittal and other related materials (including the Schedule 14D-9 to be filed by Global Blue) will be mailed to record holders of Global Blue Shares whose names appear on Global Blue’s shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Global Blue Shares, to brokers, dealers, commercial banks, trust companies and other persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Global Blue Shares.

2. Acceptance for Payment and Payment for Global Blue Shares

Upon the terms and subject to the conditions to the Offer, as described in Section 16 — “Conditions to the Offer,” we will accept for payment and thereafter pay for all Global Blue Shares validly tendered and not validly withdrawn prior to the Expiration Time as soon as practicable after the Expiration Time upon which the conditions pursuant to the Transaction Agreement are satisfied or waived pursuant to the terms of the Transaction Agreement. See Section 3 — “Procedures for Accepting the Offer and Tendering Global Blue Shares” for how to validly tender Global Blue Shares.

In all cases, payment for Global Blue Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of:

•

for Global Blue Shares held in book-entry form, confirmation of a book-entry transfer of such Global Blue Shares (a “Book-Entry Confirmation”) into the Depositary’s account at the DTC pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Global Blue Shares;”

•

a duly completed and executed Letter of Transmittal for each series of Global Blue Shares, as applicable, together with any required signature guarantees and tax forms, or, in the case of a book-entry transfer of Global Blue Shares, an Agent’s Message (as defined below) in lieu of such Letter of Transmittal; and

•	any other documents required by the Letter of Transmittal.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Global Blue Shares validly tendered and not validly withdrawn, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Global Blue Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Global Blue Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Consideration (as applicable) therefor with the Depositary, for the purpose of receiving payments from us and transmitting such payments to tendering shareholders of record whose Global Blue Shares have been accepted for payment. Upon the deposit of such funds with the Depositary, our obligation to make such payment will be satisfied, and tendering shareholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Global Blue Shares pursuant to the Offer.

If, for any reason whatsoever, acceptance for payment of any Global Blue Shares tendered pursuant to the Offer is delayed, or we are unable to accept for payment Global Blue Shares tendered pursuant to the Offer, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, on our behalf, retain tendered Global Blue Shares, and such Global Blue Shares may not be withdrawn, except to the extent that the tendering shareholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will we pay interest on the Offer Consideration, regardless of any extension of the Offer or delay in making such payment.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Global Blue Shares will be determined by us in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, upon the advice of our counsel, be unlawful.

If any tendered Global Blue Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Global Blue Shares tendered by book-entry transfer into the Depositary’s account at DTC are submitted evidencing more Global Blue Shares than are tendered, pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Global Blue Shares,” are submitted evidencing more Global Blue Shares than are tendered, such unpurchased or untendered Global Blue Shares will be credited to an account maintained at DTC, in each case, promptly following the expiration or termination of the Offer.

We reserve the right to transfer or assign the right to purchase all or any Global Blue Shares tendered pursuant to the Offer in whole or from time to time in part to one or more affiliates pursuant to the terms of the Transaction Agreement, but any such transfer or assignment will not relieve us of our obligations under the Offer and will in no way prejudice your rights to receive payment for Global Blue Shares validly tendered and not validly withdrawn pursuant to the Offer.

3. Procedures for Accepting the Offer and Tendering Global Blue Shares

Valid Tender of Global Blue Shares. No alternative, conditional or contingent tenders will be accepted. In order for a Global Blue shareholder to validly tender Global Blue Shares pursuant to the Offer, the shareholder must follow one of the following procedures:

•

If you are a holder and you hold Global Blue Shares directly in your name in book-entry form in an account with Global Blue ’s transfer agent, Equiniti Trust Company LLC, a properly completed and duly executed Letter of Transmittal applicable to the series of Global Blue Shares that you hold, together with any required signature guarantees and tax forms, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Time. If you hold your shares in book-entry at DTC, you are not obligated to submit a Letter of Transmittal, but you must (1) submit an Agent’s Message (as defined below) and (2) deliver your Global Blue Shares according to the DTC book-entry transfer procedures described below under “DTC Book-Entry Transfer” before the Expiration Time; or

•

If you hold Global Blue Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Global Blue Shares be tendered.

DTC Book-Entry Transfer. The Depositary will establish an account with respect to the Global Blue Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Global Blue Shares by causing DTC to transfer such Global Blue Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Global Blue Shares may be effected through book-entry transfer at DTC, an Agent’s Message (as defined below) and any other required documents (for example, in certain circumstances, a completed IRS Form W-9) must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time, or the tendering shareholder must comply with the guaranteed delivery procedure described below. Required documents must be transmitted to and received by the Depositary as set forth above. Delivery of documents to DTC does not constitute delivery to the Depositary.

Agent’s Message. The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a Book-Entry Confirmation that states that DTC has received an express acknowledgment from the participant in DTC tendering the Global Blue Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if:

•	the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of Global Blue Shares) of the Global Blue Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•

Global Blue Shares tendered pursuant to such Letter of Transmittal are for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

No Guaranteed Delivery. We are not providing for guaranteed delivery procedures. Therefore, holders of Global Blue Shares must allow sufficient time for the necessary tender procedures to be completed prior to the Expiration Time. Holders of Global Blue Shares must tender their Global Blue Shares in accordance with the procedures set forth in this Offer to Purchase and the Letter of Transmittal. Tenders received by the Depositary after the Expiration Time will be disregarded and of no effect.

Tender Constitutes Binding Agreement. The tender of Global Blue Shares pursuant to any one of the procedures described above will constitute the tendering shareholder’s acceptance of the terms and conditions of the Offer, as well as the tendering shareholder’s representation and warranty that such shareholder has the full power and authority to tender and assign the Global Blue Shares tendered, as specified in the Letter of Transmittal, and that when the Global Blue Shares are accepted for payment, we will acquire good and unencumbered title to such Global Blue Shares, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Our acceptance for payment of Global Blue Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and Merger Sub, upon the terms and subject to the conditions to the Offer.

Notwithstanding any other provision of this Offer, payment for Global Blue Shares accepted pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) if applicable, a Book-Entry Confirmation of a book-entry transfer of such Global Blue Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal applicable to the series of Global Blue Shares that you hold, duly completed and executed, with any required signature guarantees and tax forms or, in the case of a book-entry transfer of such Global Blue Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, an Agent’s Message in lieu of the Letter of Transmittal and any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Book-Entry Confirmations with respect to Global Blue Shares are actually received by the Depositary.

The method of delivery of Global Blue Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the election and risk of the tendering shareholder. Global Blue Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Global Blue Shares will be determined by us in our sole discretion but tendering shareholders of Global Blue Shares will have the right to challenge our determination in a court of competent jurisdiction. We reserve the absolute right to reject any and all tenders we determine not to be in proper form or the acceptance for payment of which may, upon the advice of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Global Blue Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Global Blue Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived to our satisfaction. None of us, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion in a manner consistent with the Transaction Agreement and tendering shareholders of Global Blue Shares will have the right to challenge our determination under applicable law as applied by a court of competent jurisdiction.

Appointment as Proxy. By executing the Letter of Transmittal (or taking action resulting in the delivery of an Agent’s Message) as set forth above, unless Global Blue Shares relating to such Letter of Transmittal or Agent’s Message are properly withdrawn pursuant to the Offer, the tendering shareholder will irrevocably appoint our designees, and each of them, as such shareholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder’s rights with respect to the Global Blue Shares tendered by such shareholder and accepted for payment by us and with respect to any and all other Global Blue Shares or other securities or rights issued or issuable in respect of such Global Blue Shares. All such proxies will be considered coupled with an interest in the tendered Global Blue Shares. Such appointment will be effective if and when, and only to the extent that, we accept such Global Blue Shares for payment pursuant to the Offer. Upon such appointment, all prior powers of attorney, proxies and consents given by such shareholder with respect to such Global Blue Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such shareholder (and, if given, will not be deemed effective) with respect thereto. Each of our designees will thereby be empowered to exercise all voting and other rights with respect to such Global Blue Shares and other securities or rights, including in respect of any annual, special or adjourned meeting of Global Blue’s shareholders or otherwise, as such designee in its sole discretion deems proper. We reserve the right to require that, in order for Global Blue Shares to be deemed validly tendered, immediately upon the occurrence of the consummation of the Offer, we must be able to exercise full voting, consent and other rights with respect to such Global Blue Shares and other securities and rights, including voting at any meeting of shareholders.

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Global Blue Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Global Blue Shares, for any meeting of Global Blue’s shareholders.

U.S. Federal Backup Withholding. Under the U.S. federal backup withholding rules, a portion of the gross proceeds payable to a tendering United States Holder (as defined below) or other payee pursuant to the Offer must be withheld and remitted to the United States Treasury, unless the United States Holder or other payee provides his, her or its correct taxpayer identification number (employer identification number or social security number) to the Depositary, certifies as to no loss of exemption from backup withholding and complies with applicable requirements of the backup withholding rules, or such United States Holder or other payee is otherwise exempt from backup withholding and establishes such exemption in a manner satisfactory to the Depositary. Therefore, each tendering United States Holder should complete and sign the IRS Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding, unless an exemption exists and is established in a manner satisfactory to the Depositary. To avoid U.S. federal backup withholding, any tendering shareholder or other payee that is not a United States Holder must submit an IRS Form W-8BEN or W-8BEN-E certifying that it is not a United States person, or otherwise establish an exemption in a manner satisfactory to the Depositary. IRS Forms W-8 can be obtained from the Depositary or the United States Internal Revenue Service’s website at www.irs.gov.

ANY TENDERING SHAREHOLDER OR OTHER PAYEE WHO FAILS TO PROPERLY COMPLETE AND SIGN THE IRS FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL (OR AN APPLICABLE IRS FORM W-8 AS THE CASE MAY BE) MAY BE SUBJECT TO U.S. FEDERAL BACKUP WITHHOLDING OF A PORTION OF THE GROSS PROCEEDS PAID TO SUCH SHAREHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. ALL TENDERING SHAREHOLDERS OR OTHER PAYEES ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL BACKUP WITHHOLDING.

4. Withdrawal Rights

Except as otherwise described in this Section 4, or as provided by applicable law, tenders of Global Blue Shares made pursuant to the Offer are irrevocable.

However, Global Blue Shares tendered in the Offer may be withdrawn according to the procedures set forth below at any time on or before the Expiration Time. In addition, pursuant to Section 14(d)(5) of the Exchange Act, the Global Blue Shares may be withdrawn at any time after May 20, 2025, which is the 60th day after the date of the Offer, unless prior to that date we have accepted for payment the Global Blue Shares tendered in the Offer.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase and such notice of withdrawal must specify the name of the person who tendered the Global Blue Shares to be withdrawn, the number and series of Global Blue Shares to be withdrawn and the name of the registered holder of the Global Blue Shares to be withdrawn, if different from the name of the person who tendered the Global Blue Shares. If Global Blue Shares have been tendered according to the procedures for book-entry transfer of Global Blue Shares held through DTC as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Global Blue Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Global Blue Shares and otherwise comply with DTC’s procedures. Withdrawals of tendered Global Blue Shares may not be rescinded, and any Global Blue Shares properly withdrawn will no longer be considered validly tendered for purposes of the Offer. However, withdrawn Global Blue Shares may be retendered at any time prior to the Expiration Time by following one of the procedures described in Section 3 — “Procedures Accepting the Offer and Tendering Global Blue Shares” at any time on or before the Expiration Time.

We will resolve all questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal. We reserve the right to reject all notices of withdrawal determined not to be in proper or complete form or to waive any irregularities or conditions and tendering shareholders of Global Blue Shares will have the right to challenge our determination in a court of competent jurisdiction. No notice of withdrawal will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of us, Shift4, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The method for delivery of any documents related to a withdrawal is at the election and risk of the withdrawing shareholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

5. Material U.S. Federal Income Tax Consequences of the Offer and the Merger

The following is a summary of the material U.S. federal income tax consequences of the Offer and the Merger to United States Holders (as defined below) whose Global Blue Shares are purchased pursuant to the Offer or whose Global Blue Shares are converted into the right to receive cash pursuant to the Merger. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations thereunder and administrative and judicial interpretations thereof, each as in effect as of the date of the Transaction Agreement, all of which may change or be subject to differing interpretations, possibly with retroactive effect. Neither Shift4 nor Merger Sub have sought, and do not currently intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

This summary is not a comprehensive description of all U.S. federal income tax considerations that may be relevant to the Offer and the Merger and does not address any U.S. federal income tax consequences to persons that are not United States Holders. This discussion applies only to United States Holders that hold their Global Blue Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address any U.S. federal income tax consequences relevant to United States Holders subject to special rules, including, without limitation: holders who hold Global Blue Shares received pursuant to the exercise of employee stock options or otherwise as compensation, persons holding Global Blue Shares as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, holders who are pass-through entities for U.S. federal income tax purposes or investors in such pass-through entities, financial institutions, regulated investment companies, real estate investment trusts, insurance companies, tax exempt organizations, U.S. expatriates or entities subject to the U.S. anti-inversion rules, persons that actually or constructively own 10% or more (by vote or value) of the outstanding Global Blue Shares, or United States Holders whose functional currency is not the U.S. dollar. This discussion does not address (i) any aspect of the alternative minimum tax, (ii) the Medicare contribution tax on net investment income, (iii) the U.S. federal gift, estate or other non-income tax, or state, local or non-U.S. taxation, (iv) the tax consequences to holders of Global Blue Shares who exercise appraisal rights under the Swiss Merger Act in connection with the Merger, or (v) the tax consequences to holders of options to purchase Global Blue Shares or similar rights to purchase Global Blue Shares.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Global Blue Shares, the tax treatment of a partner in the partnership generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships that hold Global Blue Shares and partners in such partnerships should consult their tax advisors with regard to the U.S. federal income tax consequences of the Offer or the Merger.

HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER OTHER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE AND GIFT TAX LAWS), UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

For purposes of this discussion, the term “United States Holder” means a beneficial owner of Global Blue Shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (ii) has a valid election in effect to be treated as a “United States person” for U.S. federal income tax purposes.

General. Subject to the discussion below under “Passive Foreign Investment Company Rules,” the receipt of cash for Global Blue Shares pursuant to the Offer or the Merger will generally be a taxable transaction for U.S. federal income tax purposes. In general, a United States Holder will recognize gain or loss in an amount equal to the difference, if any, between such United States Holder’s adjusted tax basis in such Global Blue Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger and the amount of cash received therefor (determined before deduction of any applicable withholding taxes). A United States Holder’s adjusted tax basis will generally equal the price the United States Holder paid for such Global Blue Shares, reduced by any distributions treated as a return of capital. Gain or loss must be determined separately for each block of Global Blue Shares (i.e., Global Blue Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted into the right to receive cash in the Merger. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, on the date of sale (or, if applicable, the date of the Merger), such Global Blue Shares were held for more than one year. Long-term capital gains recognized by certain non-corporate United States Holders, including individuals, generally are taxable at preferential rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Rules. The consequences to United States Holders set forth above may be different if Global Blue is a “passive foreign investment company” or “PFIC” for U.S. federal income tax purposes. In general, a corporation organized outside the United States will be treated as a PFIC for any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either (1) at least 75% of its gross income for such year is “passive income”, or (2) at least 50% of the value of its assets, determined on the basis of a quarterly average, during such year are assets that produce passive income or are held for the production of passive income. Passive income generally includes, among other things, dividends, interest, certain royalties and rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Global Blue’s status as a PFIC will depend on the nature and composition of its income, and the nature, composition and value of its assets from time to time. Global Blue does not believe it was a PFIC for its taxable year ended December 31, 2024 and the remainder of this discussion assumes Global Blue was not a PFIC for such taxable year or any prior taxable year. However, this conclusion is a factual determination that must be made annually at the close of each taxable year, and there can be no assurance that Global Blue will not be treated as a PFIC for any taxable year. Moreover, because Global Blue may hold a substantial amount of cash and cash equivalents, and because the calculation of the value of Global Blue’s assets may be based in part on the value of the Global Blue Shares prior to the Acceptance Time, which may fluctuate considerably, it may be a PFIC in its taxable year which includes the Acceptance Time.

If Global Blue becomes a PFIC in its taxable year which includes the Acceptance Time, a United States Holder could be subject to additional taxes and interest charges under the “PFIC excess distribution regime” in connection with the receipt of cash for Global Blue Shares pursuant to the Offer or the Merger, unless such United States Holder has in effect certain elections (as described below). Under the PFIC excess distribution regime, the tax on any gain recognized would be determined by allocating the gain ratably over the United States Holder’s holding period for the Global Blue Shares. The amount allocated to the current taxable year (i.e., the year including the Acceptance Time) and any year prior to the first taxable year in which Global Blue is a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If Global Blue becomes a PFIC in its taxable year which includes the Acceptance Time, United States Holders could avoid taxation under the PFIC excess distribution regime if the United States Holders make a valid qualified electing fund, or “QEF” election. A United States Holder that makes a QEF election with respect to the Global Blue Shares would generally be required to include in income for such taxable year (i.e., the taxable year which includes the Acceptance Time) the United States Holder’s pro rata share of Global Blue’s ordinary earnings for the year (which would be subject to tax as ordinary income) and net capital gains for the year (which would be subject to tax at the rates applicable to long-term capital gains). A United States Holder’s adjusted tax basis in its Global Blue Shares would be increased by the amount of income inclusions under the QEF rules.

A United States Holder that is eligible to make a QEF election with respect to its Global Blue Shares generally may do so by providing the appropriate information to the IRS in the United States Holder’s timely filed tax return for the year in which the election becomes effective. A United States Holder may only make a QEF election with respect to its Global Blue Shares if Global Blue provides United States Holders with a PFIC Annual Information Statement (as described in Treasury Regulations Section 1.1295-1(g)(1)) in accordance with applicable U.S. Treasury regulations. Global Blue does not intend to provide the information necessary for United States Holders to make QEF elections if Global Blue is classified as a PFIC.

If Global Blue is a PFIC for its taxable year which includes the Acceptance Time and any of Global Blue’s subsidiaries is also a PFIC (i.e., a “Lower-tier PFIC”), United States Holders would be treated as owning a proportionate amount (by value) of the shares of the Lower-tier PFIC and would be subject to U.S. federal income tax under the PFIC excess distribution regime on gain from the disposition of shares of the Lower-tier PFIC even though the United States Holders would not receive the proceeds of those dispositions. The Merger would generally count as a disposition for this purpose. United States Holders are urged to consult their tax advisors regarding the application of the Lower-tier PFIC rules.

The U.S. federal income tax rules relating to PFICs, including certain PFIC reporting requirements not discussed herein, are very complex. All United States Holders are strongly urged to consult their tax advisors with respect to the PFIC rules and the consequences to them in the event we or our U.S. tax advisors determine that Global Blue is a PFIC for its taxable year which includes the Acceptance Time, the availability of a QEF election with respect to the Global Blue Shares and any applicable information reporting requirements.

Information Reporting and Backup Withholding. Payments made to United States Holders in connection with the Offer or the Merger generally will be subject to information reporting and may be subject to “backup withholding” unless certain information is provided to the Depositary or an exemption applies. See Section 3 — “Procedures for Accepting the Offer and Tendering Global Blue Shares — U.S. Federal Backup Withholding” of this Offer to Purchase.

Backup withholding is not an additional tax and may be refunded by the IRS or credited against a United States Holder’s U.S. federal income tax liability to the extent it results in an overpayment of tax, provided that the required information is timely provided to the IRS. Each United States Holder should consult with his, her or its tax advisor as to his, her or its qualification for exemption from backup withholding and the procedure for obtaining such exemption.

6. Material Swiss Tax Considerations

The following is a summary of the material Swiss tax considerations relating to the Offer or the Merger as well as the cash received in exchange for Globe Blue Shares. This description is based on the laws as currently in force, as such laws may be modified by subsequent amendments brought to the applicable Swiss tax rules (including with potentially retrospective effect) and their interpretation by the competent Swiss tax authorities.

This summary below is for general information purposes only and should by no means be considered a comprehensive analysis of all Swiss tax considerations that may be relevant for the Offer, the Merger or the cash received in exchange to Global Blue Shares for Swiss tax resident shareholders or shareholders with a trade or business in Switzerland.

This discussion does not address consequences relevant to Swiss tax resident shareholders subject to special rules, including holders who hold Global Blue Shares received pursuant to the exercise of employee stock options or otherwise as compensation.

HOLDERS OF GLOBAL BLUE SHARES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE SWISS TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER OTHER SWISS TAX LAWS.

Swiss Income Taxes

Global Blue shareholders who are residents outside of Switzerland and with no trade or business in Switzerland

Shareholders, who are not residents of Switzerland for tax purposes and who, during the respective taxation year, have not engaged in a trade or business carried on through a permanent establishment or fixed place of business situated in Switzerland for tax purposes, and who are not subject to corporate or individual income taxation in Switzerland for any other reason, will not be subject to any Swiss federal, cantonal or communal income tax in connection with the applicable Offer Consideration or the consideration payable in the Merger.

Swiss residents who are individuals

Swiss resident individuals holding their Global Blue Shares as private assets will in principle not be subject to any Swiss federal, cantonal or communal income tax in connection with receipt of the applicable Offer Consideration or the consideration payable in the Merger. A gain or loss realized by them on accepting the Offer will be a tax-free private capital gain or a not tax-deductible capital loss.

Global Blue shareholders with a trade or business in Switzerland

Corporate and individual Global Blue shareholders, who are residents of Switzerland for tax purposes, and corporate and individual shareholders who are not residents of Switzerland, but who, in each case, hold such Global Blue Shares as part of a trade or business, which is carried out in Switzerland (including Swiss-resident private individuals who, for income tax purposes, are classified as professional securities dealers for reasons of, inter alia, frequent dealing, or leveraged investments, in shares and other securities) are required to recognize a gain or loss realized by accepting the Offer or in connection with the consideration payable in the Merger in their income statement for the respective taxation period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings to the difference of the tax book value of the Global Blue Shares and the applicable Offer Consideration or the consideration payable in the Merger (including the gain or loss realized as part of the Offer or the Merger) for such taxation period.

Swiss Federal Withholding Tax

The payment of the applicable Offer Consideration or the consideration payable in the Merger is not subject to Swiss withholding tax currently at a rate of 35% since the applicable Offer Consideration or the consideration payable in the Merger is paid under the terms of the Transaction Agreement by us (i.e., not by Global Blue) and thus, is not considered as dividend or liquidation proceeds, which would be subject to Swiss withholding tax.

Swiss Stamp Duty

The payment of the Offer Consideration or the consideration payable in the Merger is not subject to Swiss issuance stamp tax (Emissionsabgabe).

The payment of the Offer Consideration or the consideration payable in the Merger may be subject to transfer stamp duty (Umsatzabgabe) at a rate of 0.15 per cent, where a Swiss domestic bank or a Swiss domestic securities dealer (as defined in the Swiss federal stamp duty act) is a party or acts as an intermediary in the context of the Offer as the transaction does not qualify as a tax neutral reorganization for Swiss stamp duty purposes.

7. Price Range of Global Blue Common Shares; Dividends

The Global Blue Common Shares are listed and principally traded on NYSE under the symbol “GB.” The Global Blue Common Shares have been listed on NYSE since August 28, 2020. The following table sets forth, for each of the periods indicated, the high and low reported intraday sales prices for the Global Blue Common Shares on NYSE as reported in published financial sources:

	High	Low
Current Fiscal Year
First Quarter (through March 20, 2025)	$8.00	$6.12
Fiscal Year Ending December 31, 2024	$6.97	$4.10
Fourth Quarter, ended December 31, 2024	$6.97	$4.93
Third Quarter, ended September 30, 2024	$5.94	$4.29
Second Quarter, ended June 30, 2024	$5.70	$4.52
First Quarter, ended March 31, 2024	$5.24	$4.10
Fiscal Year Ending December 31, 2023	$7.60	$4.01
Fourth Quarter, ended December 31, 2023	$6.25	$4.10
Third Quarter, ended September 30, 2023	$6.35	$4.46
Second Quarter, ended June 30, 2023	$6.47	$4.01
First Quarter, ended March 31, 2023	$7.60	$4.12

On February 18, 2025, the last full trading day prior to the parties’ announcement that Shift4 and Merger Sub entered into the Transaction Agreement, the last sale price of the Global Blue Common Shares reported on NYSE was $6.23 per share. On March 20, 2025, the last NYSE trading day before we commenced the Offer, the last sale price of the Global Blue Common Shares reported on NYSE was $7.38 per Global Blue Common Share.

We encourage you to obtain a recent quotation for the Global Blue Shares in deciding whether to tender your Global Blue Shares.

Global Blue has never declared or paid cash dividends with respect to the Global Blue Shares. Under the terms of the Transaction Agreement, Global Blue will not declare or pay any dividend in respect of the Global Blue Shares. See Section 12 — “The Transaction Agreement; Other Agreements—The Transaction Agreement — Covenants — Operation of Global Blue’s Business Pending the Transactions.”

8. Certain Information Concerning Global Blue

Except as otherwise set forth in this Offer to Purchase, the information concerning Global Blue contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and is qualified in its entirety by reference thereto. You should consider the summary information set forth below in conjunction with the more comprehensive financial and other information set forth in Global Blue’s public filings with the SEC (which may be obtained and inspected as described below) and other publicly available information.

General. Global Blue is a Swiss stock corporation incorporated under the laws of Switzerland on December 10, 2019, and headquartered in Zürichstrasse 38, 8306 Brüttisellen, Switzerland. Global Blue is subject to the provisions of its articles of association and is governed by Swiss law.

Global Blue, along with its main operating subsidiary, Global Blue Group AG, and other global subsidiaries, is a strategic technology and payments partner for retailer effectiveness and shopper experience. Global Blue is the global leader in tax-free shopping services, with an approximately 70% market share in the tax-free shopping segment and more than three times the size of its next largest competitor by market share. In addition to tax-free shopping services, Global Blue also offers payment solutions, including a range of FX Solutions, for which Global Blue is a leading provider. Global Blue also provides post-purchase solutions aimed to improve the experience of both domestic and e-commerce shoppers, and has also internally developed additional growth products, including solutions focusing on the hospitality and retail industry, data analytics as well as digital marketing.

The telephone number of Global Blue’s registered office is +41 22 363 77 40. Global Blue has nearly 2,000 full-time employees equivalents as of March 31, 2024.

Available Information. Global Blue files annual current reports and other information with the SEC. Global Blue’s SEC filings are available to the public over the internet at the SEC’s website at www.sec.gov. Global Blue maintains a website at www.globalblue.com. These website addresses are not intended to function as hyperlinks, and the information contained on Global Blue’s website and on the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it a part of this Offer to Purchase.

9. Certain Information Concerning Shift4 and Merger Sub

Merger Sub is a Swiss limited liability company formed on February 16, 2025, solely for the purpose of effecting the Offer and the Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. Except for its quota capital, Merger Sub has no assets or liabilities other than the contractual rights and obligations related to the Transaction Agreement and the Merger Agreement. Upon the completion of the Offer and the Merger, Global Blue’s separate corporate existence will cease and Merger Sub will continue as the surviving entity. Until immediately prior to the time Merger Sub accepts for payment Global Blue Shares pursuant to the Offer, it is not anticipated that Merger Sub will have (except for its quota capital) any assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Merger Sub is a wholly owned indirect subsidiary of Shift4.

Shift4 is a leading, publicly-traded independent provider of software and payment processing solutions in the United States based on total volume of payments processed. Shift4 powers billions of transactions annually for hundreds of thousands of businesses in virtually every industry. Shift4 achieved its leadership position through decades of solving business and operational challenges facing its customers’ overall commerce needs. Shift4’s merchants range in size from small owner-operated local businesses to multinational enterprises conducting commerce globally.

We are incorporated in Switzerland, and our and Shift4’s principal executive offices and phone number at the principal executive offices are as set forth below:

3501 Corporate Parkway

Center Valley, Pennsylvania

(888) 276-2108

Additional Information. The name, business address, citizenship, current principal occupation or employment, and five-year material employment history of each director (or manager, as applicable) and executive officer of each of Shift4 and Merger Sub is set forth in Annexes A-1 and A-2, respectively to this Offer to Purchase.

Except as set forth elsewhere in this Offer to Purchase: (i) neither Shift4 nor we nor, to our knowledge, any of the persons listed in Annexes A-1 and A-2, or any associate or affiliate of the foregoing, beneficially owns or has a right to acquire any Global Blue Shares or any other equity securities of Global Blue, (ii) neither Shift4 nor we nor, to our knowledge, any of the persons listed in Annexes A-1 and A-2, has effected any transaction in the

Global Blue Shares or any other equity securities of Global Blue during the 60-calendar-day period preceding the date of this Offer to Purchase, (iii) neither Shift4 nor we nor, to our knowledge, any of the persons listed on Annexes A-1 and A-2, has any agreement, arrangement, understanding or relationship with any other person with respect to any securities of Global Blue (including, but not limited to, any agreement, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations), (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between any of Merger Sub, Shift4, their subsidiaries or, to the knowledge of Merger Sub or Shift4, any of the persons listed in Annexes A-1 and A-2 to this Offer to Purchase, on the one hand, and Global Blue or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; (v) during the two years prior to the date of this Offer to Purchase, there have been no negotiations, transactions or material contacts between Shift4, any of Shift4’s subsidiaries or, to our knowledge, any of the persons listed on Annexes A-1 and A-2 A, on the one hand, and Global Blue or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of Global Blue’s directors or a sale or other transfer of a material amount of assets of Global Blue.

During the last five years, none of Shift4 or Merger Sub or, to the best knowledge of Shift4 or Merger Sub, any of the persons listed in Annexes A-1 and A-2 to this Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (as may be amended or supplemented from time to time, the “Schedule TO”), of which this Offer to Purchase forms a part, and this Offer to Purchase and other exhibits to the Schedule TO are available to the public on the internet at the SEC’s website at www.sec.gov. You may also read and copy any document filed by us with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Shift4 maintains a website at www.shift4.com. These website addresses are not intended to function as hyperlinks, and the information contained on Shift4’s website and on the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it a part of this Offer to Purchase.

10. Source and Amount of Funds

We estimate that we will need approximately $2,754,592,768.55 in cash to purchase all Global Blue Shares pursuant to the Offer, to pay the Offer Consideration, the Option Consideration, the Vested Restricted Share Award Consideration, the Unvested Restricted Share Award Consideration, the Warrant Consideration and the consideration payable in the Merger and to pay related fees and expenses. We expect to have sufficient funds to make such payments. We expect to fund such payments from a combination of available cash, funds drawn through the Revolving Credit Facility (as defined below), if any, and funds drawn through debt financing contemplated by the Debt Commitment Letter new Bridge Facilities (as defined below) as described below or, in the alternative, the Permanent Financing.

Debt Financing

Revolving Credit Facility

On September 5, 2024, Shift4 Payments, LLC, a Delaware limited liability company and wholly owned subsidiary of Shift4 (“Shift4 Payments”) entered into a Second Amended and Restated First Lien Credit Agreement (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Revolving Credit Agreement”), by and among Shift4 Payments, the lenders and issuing banks party thereto from time to time, and Goldman Sachs Bank USA (“Goldman”) as administrative agent and collateral agent. The Revolving Credit Agreement provides for a $450.0 million senior secured revolving credit facility (the “Revolving Credit Facility”). The Revolving Credit Facility is scheduled to mature on September 5, 2029.

The indebtedness and other obligations under the Revolving Credit Facility are guaranteed by each of the current and future direct and indirect wholly owned domestic subsidiaries of Shift4 Payments, subject to certain customary exceptions (collectively, the “Guarantors”). The Revolving Credit Facility is secured by first-priority liens on substantially all of the property and assets of Shift4 Payments and the Guarantors, subject to certain customary exceptions.

Borrowings under the Revolving Credit Facility bear interest at a rate per annum equal to, at Shift4 Payments’ option, either (x) a term SOFR based rate (subject to a 0.0% floor) (“Term SOFR”), plus an applicable margin of 2.00%, or (y) an alternate base rate (equal to the highest of the Federal Funds Effective Rate plus 0.50%, the term SOFR rate for an interest period of one month (subject to a 0.0% floor) plus 1.00%, and the prime rate announced by the administrative agent from time to time) (“ABR”), plus an applicable margin of 1.00%. Shift4 Payments may voluntarily prepay outstanding borrowings under the Revolving Credit Facility at any time in whole or in part without premium or penalty.

In addition to making periodic interest payments on the principal amounts outstanding under the Revolving Credit Facility, Shift4 Payments is required to pay certain other customary fees, including a commitment fee in respect of the unutilized commitments under the Revolving Credit Facility at a rate equal to 0.25% per annum, and customary letter of credit and agency fees. Borrowings under the Revolving Credit Facility do not amortize and are payable in full at maturity.

In addition, the Revolving Credit Agreement contains certain customary representations and warranties, affirmative and negative covenants, including a springing financial covenant, reporting obligations and events of default.

On March 18, 2025, Shift4 Payments entered into an amendment to the Revolving Credit Agreement (the “Revolver Amendment”), with Goldman and the lenders party thereto, pursuant to which, among other things, the Revolving Credit Agreement was amended to (i) permit the consummation of the Offer, the Merger and the other transactions contemplated by the Transaction Agreement and (ii) permit the incurrence and/or issuance of the Bridge Facilities (as defined below) and/or the Permanent Financing (as defined below).

Borrowings under the Revolving Credit Facility as a source of funding for the transactions contemplated under the Revolver Amendment, if any, the Transaction Agreement and the Merger Agreement are subject to, among other things, the accuracy of specified representations and warranties

Debt Commitment Letter

On February 16, 2025, Shift4 Payments entered into a commitment letter (the “Original Debt Commitment Letter”), with Goldman Sachs Bank USA (“Goldman Sachs Bank”), pursuant to which Goldman Sachs Bank committed to provide Shift4 Payments bridge facilities in the form of (i) a 364-day senior secured bridge loan in the aggregate principal amount of $1,000,000,000 (the “Senior Secured Bridge Facility”) and (ii) a 364-day senior unsecured bridge loan in the aggregate principal amount of $795,000,000 (the “Senior Unsecured Bridge Facility”; and together with the Senior Secured Bridge Facility, the “Bridge Facilities”, and each, a “Bridge Facility”). Goldman Sachs Bank also committed to backstop (the “Revolver Backstop”) an amendment to, or replacement of, the Revolving Facility under the Revolving Credit Agreement, in the event that the Revolver Amendment was not entered into prior to the Acceptance Time.

On March 18, 2025, Shift4 Payments and Goldman Sachs Bank amended and restated the Original Debt Commitment Letter pursuant to an amended and restated commitment letter (the “Debt Commitment Letter”) to, among other things, (i) join Citigroup Global Markets Inc., Wells Fargo Bank, National Association, Wells Fargo

Securities, LLC, Banco Santander, S.A., New York Branch, Barclays Bank PLC, and Citizens Bank, N.A., and/or certain of their respective affiliates (together with Goldman, collectively, the “Commitment Parties”) as commitment parties thereunder, and (ii) reflect the termination of the Revolver Backstop, effective immediately after Shift4 Payments’ entry into the Revolver Amendment.

Bridge Facilities

The Bridge Facilities will mature 364 days after the closing date thereof.

The loans under the Senior Secured Bridge Facility will bear interest at a rate per annum equal to, at Shift4 Payments’ option, either (x) Term SOFR, plus an applicable margin of 2.75%, or (y) ABR, plus an applicable margin of 1.75%. The loans under the Senior Unsecured Bridge Facility will bear interest at a rate per annum equal to, at Shift4 Payments’ option, either (x) Term SOFR, plus an applicable margin of 3.00%, or (y) ABR, plus an applicable margin of 2.00%. The applicable margin for each Bridge Facility will permanently increase by 0.50% per annum on each of the following dates: (i) 90 days after the closing of such Bridge Facility, (ii) 180 days after the closing of such Bridge Facility, and (iii) 270 days after the closing of such Bridge Facility.

In addition to making periodic interest payments on the principal amounts outstanding under the Bridge Facilities, Shift4 Payments is required to pay certain other customary fees in connection therewith.

The indebtedness and other obligations under the Bridge Facilities will be guaranteed by the same Guarantors as the Revolving Credit Facility. The obligations under the Senior Secured Bridge Facility will be secured by first-priority liens on the same assets and property securing the obligations under the Revolving Credit Agreement. The obligations under the Senior Unsecured Bridge Facility will be unsecured. Borrowings under the Bridge Facilities will not be subject to interim amortization and will be payable in full at maturity.

The commitments of the Commitment Parties, in respect of the Bridge Facilities, are subject to, among other things: (i) the Acceptance Time occurring substantially concurrently with the initial borrowings under any Bridge Facility; (ii) the absence of any modification to the Transaction Agreement that is materially adverse to the initial lenders of either Bridge Facility; (iii) the receipt by the Commitment Parties of certain financial information set forth in the Debt Commitment Letter; (iv) the absence, since the date of the Transaction Agreement, of any Company Material Adverse Effect (as defined in the Transaction Agreement); (v) the accuracy of specified representations and warranties; (vi) the receipt by the Commitment Parties of certain definitive documentation containing terms that are materially consistent with the term sheets annexed to the Debt Commitment Letter; (vii) the receipt by the Commitment Parties of all documentation and other information required under applicable “know your customer” and anti-money laundering rules and regulations (including the PATRIOT Act); and (viii) payment of fees and expenses due to the Commitment Parties under the Debt Commitment Letter.

The definitive documentation for the Bridge Facilities as contemplated by the Debt Commitment Letter will contain certain representations and warranties, affirmative and negative covenants, including a springing financial covenant, reporting obligations, events of default and other terms and provisions that have been agreed with the Commitment Parties and are set forth on the term sheets attached as exhibits to the Debt Commitment Letter and will otherwise be substantially consistent with the “Senior Secured Bridge Documentation Principles” and the “Senior Unsecured Bridge Documentation Principles”, in each case, as contemplated by the Debt Commitment Letter and the term sheets attached as exhibits thereto.

Permanent Financing

Shift4 Payments (directly or through Shift4 and/or one or more of its subsidiaries) also intends to pursue a permanent financing arrangement with the Commitment Parties, as contemplated by the Debt Commitment Letter, which may include a combination of senior secured and/or unsecured notes, mandatory convertible or perpetual preferred equity and/or a senior secured term loan B facility (the “Permanent Financing”), in each case, on terms and conditions to be set forth in the definitive documentation for such Permanent Financing.

If such Permanent Financing is obtained on or prior to the closing of the Bridge Facilities, the proceeds from the Permanent Financing would be used as a source of funding for the transactions contemplated under the Transaction Agreement and the Merger Agreement, in whole or in part. If such Permanent Financing is obtained after the closing of the Bridge Facilities, the proceeds from the Permanent Financing would be used, in whole or in part, to refinance the Bridge Facilities.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Revolver Amendment and the Debt Commitment Letter, copies of which are filed as Exhibits (b)(1) and (b)(2) to the Schedule TO, respectively, and are incorporated herein by reference.

11. Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Global Blue

The following is a description of material contacts between and among representatives of Shift4 and us with representatives of Global Blue that resulted in the execution of the Transaction Agreement and the agreements related to the Offer. For a more detailed discussion of Global Blue’s activities relating to these contacts, please refer to the Schedule 14D-9 that is being filed by Global Blue with the SEC and mailed to shareholders of Global Blue with this Offer to Purchase.

Background of the Offer

Shift4 regularly evaluates and considers strategic opportunities, including investments in and acquisitions of third-party companies and technologies, and other business initiatives intended to create or enhance stockholder value. These reviews have included, at times, evaluating various potential transactions to acquire tax-free shopping, dynamic currency conversion and payments solutions that would be highly complementary to Shift4’s existing integrated payments and commerce technology business, including consideration of a potential strategic transaction with Global Blue.

In March 2021, Thomas W. Farley, chairman of the Global Blue board, Joseph Osnoss, a director on the Global Blue board and a managing partner of Silver Lake Group, L.L.C. (“Silver Lake”), Jared Isaacman, chief executive officer and a director on the board of directors of Shift4 (the “Shift4 board”), and Taylor Lauber, president of Shift4, discussed, based solely on publicly available information, high-level performance, opportunities, and prospects of Global Blue. This included discussing a potential strategic transaction between Global Blue and Shift4. No price terms were discussed. On March 20, 2021, Global Blue and Shift4 entered into a confidentiality agreement which included standstill provisions which terminated on March 20, 2022. Following the initial meeting, representatives of Global Blue and Shift4 continued to engage in high-level discussions until May 2021. Shift4 did not make a proposal to acquire Global Blue at such time. The confidentiality agreement terminated on March 20, 2023.

In June 2023, Shift4 was contacted by representatives of J.P. Morgan Securities LLC (“J.P. Morgan”), Global Blue’s financial advisor, at the direction of the Global Blue board, as part of J.P. Morgan’s broader outreach to 14 potential counterparties, consisting of both strategic acquirers and financial sponsors, to assess Shift4’s interest in potentially acquiring Global Blue. Shift4, expressed interest in exploring a potential strategic transaction with Global Blue and on May 13, 2023, Shift4 Payments, LLC entered into a confidentiality agreement with Global Blue.

As of October 2023, discussions with Shift4, which was previously contacted by J.P. Morgan in connection with the June 2023 outreach, had ceased. Global Blue did not receive any offer or non-binding indication of interest from Shift4. Representatives of Global Blue and Shift4 spoke from time to time during the following months without engaging in any further discussions regarding a potential strategic transaction until September 2024.

On September 19, 2024, in furtherance of the continued exploration of value maximizing transactions by the Global Blue board, Mr. Farley contacted Mr. Isaacman to solicit Shift4’s interest in exploring a potential strategic transaction with Shift4. In response to Mr. Farley’s outreach, Mr. Isaacman requested a meeting on behalf of Shift4 to discuss the latest developments with Global Blue.

On November 1, 2024, Messrs. Farley, Osnoss, Isaacman and Lauber and Luke Thomas, chief strategy officer of Shift4, met at the Silver Lake office in New York City to discuss, based solely on publicly available information, high-level performance, opportunities, and prospects of Global Blue. Mr. Isaacman expressed a potential interest in a strategic transaction with Global Blue but noted that Shift4 was also evaluating other strategic opportunities. Mr. Isaacman requested that Shift4 and Global Blue enter into a new confidentiality agreement to continue these discussions.

On November 6, 2024, Global Blue and Shift4 entered into a confidentiality agreement. The confidentiality agreement contained a standstill provision.

On November 9, 2024, Messrs. Farley and Isaacman discussed a potential strategic transaction between Global Blue and Shift4. Mr. Isaacman noted that Shift4 was considering and comparing a strategic transaction with Global Blue against other strategic opportunities available to Shift4.

In mid-November 2024, Shift4 contacted representatives of Goldman Sachs & Co. LLC (“Goldman Sachs”) to discuss Goldman serving as Shift4’s financial advisor in connection with a potential transaction.

On November 16, 2024, Messrs. Farley and Isaacman continued their preliminary discussions with respect to a potential strategic transaction between Global Blue and Shift4. Mr. Isaacman expressed Shift4’s interest in pursuing a transaction with Global Blue. Mr. Isaacman indicated that Shift4 was considering a price per share at or in excess of $7.00 per Global Blue common share and that any consideration payable in a potential transaction would be expected to be mostly cash and would include a stock consideration component. Mr. Isaacman did not provide any indication with respect to a specific price per share and Mr. Farley did not react to the preliminary considerations with respect to the share price.

On November 20, 2024, Mr. Farley met with Jacques Stern, the chief executive officer of Global Blue, in Zurich to update him on the latest discussions with Shift4.

On November 21, 2024, Mr. Isaacman sent an initial due diligence request list to Mr. Farley with respect to certain due diligence matters that Shift4 expected to discuss prior to submitting a non-binding indication of interest with respect to a potential transaction between Global Blue and Shift4.

On December 2, 2024, Messrs. Stern, Farley, Isaacman, Lauber, and Thomas discussed Global Blue’s responses to certain due diligence questions. The discussion was preceded by a written response on November 26, 2024.

On December 4, 2024, Shift4 submitted to Global Blue a non-binding indication of interest to the Global Blue board. The indication of interest proposed an acquisition by Shift4 of Global Blue in a cash-and-stock transaction at a price per Global Blue common share of $7.30, with 80% of the consideration to be paid in cash and 20% to be paid in Shift4 Class A common stock and stated that the potential transaction would not be subject to any financing contingency. Shift4 requested a 30-day period of exclusive negotiations with Global Blue to complete diligence and negotiate definitive agreements with respect to the transaction.

On December 6, 2024, Messrs. Farley and Isaacman discussed Shift4’s non-binding indication of interest. Mr. Farley conveyed his expectation that, after having discussed with other members of the Global Blue board, the Global Blue board would expect a price in excess of $7.30 per Global Blue common share and that Global Blue was not willing to grant Shift4 exclusivity on the basis of its non-binding indication of interest. Mr. Isaacman indicated a willingness to consider a transaction in a price range of $7.30 and $7.75 per Global Blue common share, and also expressed a desire of Shift4 for Global Blue shareholders, including Ant International Technologies (Hong Kong) Holding Limited (together with its affiliates, “Ant Group”), and Tencent Mobility Limited (together with its affiliates, “Tencent”), to consider using a portion of the transaction proceeds they would receive to invest in Shift4 Class A common stock. Following the meeting, Mr. Farley sent materials to Mr. Isaacman which reflected an implied purchase price of $10.00 for each Global Blue Series A share and between $11.72 and $11.90 for each Global Blue Series B share which were calculated, as of such time, based on the applicable provisions in the underlying voting and conversion agreements governing the Global Blue Series A shares and Global Blue Series B shares.

On December 7, 2024, Shift4 submitted to Global Blue a revised non-binding indication of interest to the Global Blue board which proposed an acquisition by Shift4 of Global Blue in a cash-and-stock transaction at a price per Global Blue common share between $7.30 and $7.75, with 80% of the consideration to be paid in cash and 20% to be paid in Shift4 Class A common stock. As an attachment to the non-binding indication of interest, Shift4 sent a preliminary due diligence request list to Global Blue, addressing commercial, financial, technology, legal, intellectual property, regulatory, human resources, and tax matters.

On December 9, 2024, Mr. Farley informed Mr. Isaacman that the Global Blue board had authorized the continued discussion and negotiation of a potential transaction between Global Blue and Shift4. Following such discussion, representatives of Global Blue and Shift4 had a further discussion about the potential transaction and diligence matters.

Beginning on December 10, 2024, Global Blue made available to Shift4 in a virtual data room certain due diligence information regarding Global Blue in order to facilitate Shift4’s due diligence review of Global Blue. In addition, from time to time, Global Blue provided Shift4 and its advisors certain due diligence information via email.

On December 12, 2024, Messrs. Farley, Osnoss and Lauber discussed potential synergies between Global Blue and Shift4, and Mr. Lauber also discussed Shift4’s desire to establish strategic partnerships with Tencent and Ant Group in connection with the potential transaction.

Later on December 15, 2024, representatives of Global Blue made available to Shift4 the financial projections regarding its financial performance for fiscal years 2026 through 2028 that had been reviewed and approved by the Global Blue board.

On December 16, 2024, Mr. Stern and another member of Global Blue’s senior management held a virtual management presentation for Shift4 to discuss the business, financial results, and financial projections relating to Global Blue.

Between December 16 and December 30, 2024, representatives of Shift4 and Global Blue and representatives of the parties’ respective advisors discussed commercial, financial, accounting, tax, legal, and information technology due diligence matters.

On December 17, 2024, Mr. Lauber contacted Mr. Osnoss and requested a call to discuss potential management incentives for Mr. Stern and the Global Blue executive management team to incentivize and retain management in connection with the proposed transaction between Shift4 and Global Blue.

On December 23, 2024, Simpson Thacher & Bartlett LLP (“Simpson Thacher”), Global Blue’s legal counsel in connection with the potential transaction, sent an initial draft transaction agreement to Latham & Watkins LLP (“Latham”), legal counsel to Shift4 in the potential transaction. The draft transaction agreement included a go-shop period of 45 days, entitled the Global Blue board to change its recommendation as a result of an intervening event or a superior proposal and to terminate the transaction agreement to accept a superior proposal by a third party and contemplated that Global Blue would be required to pay a termination fee (the amount of which was not specified) in the event that the transaction agreement were terminated by Shift4 as a result of a change of recommendation of the Global Blue board or by Global Blue in order to enter into a definitive transaction agreement with respect to a superior proposal by a third party. The draft also proposed that the consideration would be payable in 80% cash and 20% Shift4 Class A common stock of $7.75 per Global Blue common share, $10.00 per Global Blue Series A share and $11.72 per Global Blue Series B share and that Shift4 would need to take all actions necessary to obtain required regulatory approvals. The transaction agreement contemplated the acquisition of Global Blue via one-step merger. In addition, the draft transaction agreement proposed that, concurrently with the execution of the transaction agreement, certain key shareholders of Global Blue would enter into voting and support agreements with Shift4.

On December 26, 2024, Messrs. Osnoss and Lauber discussed the Global Blue management team and potential incentive and retention structures, including transaction bonuses payable in connection with the consummation of the proposed transaction and retention bonuses payable following the consummation of the proposed transaction. Later that day, Mr. Osnoss updated Messrs. Stern and Farley by email regarding the discussions with Shift4 with respect to potential management incentive bonuses payable in connection with the proposed transaction.

On December 29, 2024, representatives of Simpson Thacher and Latham discussed acquisition structures for the potential transaction. Simpson Thacher and Latham discussed the potential of structuring the transaction as a tender offer, followed by a subsequent merger under Swiss law.

On December 30, 2024, Messrs. Farley, Osnoss, Isaacman and Lauber had a call with representatives of Tencent’s senior management to inform Tencent about the potential transaction and introduce Tencent to Shift4. The parties discussed a potential strategic collaboration between Shift4 and Tencent.

On January 3, 2025, Mr. Farley discussed with Mr. Isaacman the status of negotiations regarding the potential transaction. Mr. Isaacman continued to express an expectation that Ant Group and Tencent would use a portion of the transaction proceeds they would receive to invest in Shift4 and reiterated Shift4’s interest in engaging in a commercial partnership with Ant Group and Tencent.

Also on January 3, 2025, Simpson Thacher sent a revised draft transaction agreement to Latham. The draft transaction agreement contemplated a two-step transaction, consisting of a tender offer followed by a subsequent merger under Swiss law. The draft transaction agreement proposed a total price per share (payable in 80% cash and 20% Shift4 Class A common stock) of $7.75 per Global Blue common share, $10.00 per Global Blue Series A share and $11.72 per Global Blue Series B share. The draft also provided for a minimum tender condition, a go-shop period of 45 days and entitled the Global Blue board to change its recommendation as a result of an intervening event or a superior proposal and to terminate the transaction agreement to accept a superior proposal by a third party. The draft transaction agreement provided that Global Blue would be required to pay a termination fee (the amount of which was not specified) in the event that the merger agreement were terminated by Shift4 as a result of a change of recommendation of the Global Blue board or by Global Blue in order to enter into a definitive transaction agreement with respect to a superior proposal by a third party. In addition, the draft transaction agreement also contemplated that certain key shareholders of Global Blue would enter into tender and support agreements with Shift4.

On January 4, 2025, Simpson Thacher sent a draft tender and support agreement to Latham. The draft tender and support agreement provided for, among other things, an obligation to tender the Global Blue shares in the tender offer within ten business days of its commencement and restrictions on the transfer of any Global Blue shares. The draft tender and support agreement provided that the obligations therein applied to the counterparty in its capacity as a shareholder and not in its capacity as an officer or director of Global Blue. In addition, the tender and support agreement provided for an automatic termination at the earlier of the acceptance time or termination of the transaction agreement, including a termination in order to enter into a definitive transaction agreement with respect to a superior proposal.

Also on January 4, 2025, Messrs. Farley, Osnoss, Isaacman and Lauber and a representative of Ant Group’s senior management, discussed the potential transaction and introduced Ant Group to Shift4. The parties also discussed a potential strategic collaboration between Shift4 and Ant Group.

On January 6, 2025, Mr. Stern and Mr. Lauber discussed status of the transaction, potential synergies between Global Blue and Shift4.

Also on January 6, 2025, Simpson Thacher sent an initial draft of the company disclosure letter to Latham.

Between January 6 and February 10, 2025, representatives of Shift4 and Global Blue and representatives of the parties’ respective advisors held further meetings and continued to discuss and finalize any outstanding items regarding commercial, financial, accounting, tax, legal, and information technology due diligence matters.

Between January 8 and January 24, 2025, Mr. Stern and Shift4 management continued to discuss and review certain business, operational and financial information and potential synergies that could be realized as a result of the potential transaction between Global Blue and Shift4.

On January 8, 2025, Latham sent a revised draft of the transaction agreement to Simpson Thacher. The revised draft of the transaction agreement did not include the share price of the consideration payable in respect of Global Blue common shares, Global Blue Series A shares or Global Blue Series B shares, proposed a minimum tender condition of 90% and did not provide for a go-shop period.

Between January 10 and February 7, 2025, representatives of Global Blue and Shift4, including the parties’ respective advisors, held regular calls to discuss the status of the ongoing due diligence and overall process of the negotiations with respect to the potential transaction.

On January 13, 2025, Messrs. Farley and Isaacman discussed the status of the parties’ negotiations, certain due diligence matters and certain terms of the transaction agreement. During the conversation, Mr. Farley stated Global Blue’s expectation that Shift4 would increase its price offer to $7.75 per Global Blue common share.

Also on January 13, 2025, Simpson Thacher sent a revised draft of the draft transaction agreement to Latham. The revised draft proposed a 45-day go-shop period, consistent with the terms reflected in the draft of the transaction agreement shared by Simpson Thacher on January 3, 2025.

Also on January 13, 2025, Latham sent a revised draft of the tender and support agreement to Simpson Thacher. The revised draft of the tender and support agreement provided that the obligations under the agreement would continue for a 12-month period following termination of the transaction agreement.

On January 14, 2025, Simpson Thacher sent to Latham an indication of terms for potential management incentive bonuses relating to the potential transaction which contemplated that transaction and retention bonuses would be economically borne by Silver Lake and Shift4, respectively.

Between January 17, 2025 and February 16, 2025, Simpson Thacher and Latham exchanged drafts of the transaction agreement and the tender and support agreements and continued to negotiate open issues, including, among other matters, the scope of the parties’ obligations to obtain required regulatory approvals and receipt of certain Swiss tax rulings in connection with the potential transaction, termination rights (including the impact under the tender and support agreements in connection with a superior proposal) and the interim operating covenants applicable to Global Blue and its operations prior to the closing.

On January 22, 2025, Mr. Farley contacted Mr. Lauber via email regarding open terms of the draft transaction agreement and draft tender and support agreements, including the required regulatory efforts to be undertaken by Shift4, required extensions of the Offer to allow for the satisfaction of all Offer Conditions until an outside date and the right of shareholders to terminate the Support Agreements.

On January 26, 2025, Mr. Lauber shared with Mr. Farley a revised proposal of certain key terms relating to potential management incentive bonuses relating to the potential transaction.

On January 27, 2025, Messrs. Farley, Isaacman and Lauber discussed the open terms of the draft transaction agreement. Messrs. Isaacman and Lauber proposed to structure the transaction as an all-cash transaction at a price of $7.50 per Global Blue common share. They also expressed a desire for Ant Group and Tencent to enter into a subscription agreement with Shift4 to reinvest in Shift4 a portion of the proceeds received in the tender offer.

On January 30, 2025, Messrs. Farley and Lauber discussed the status of the negotiations and certain open issues in the draft transaction agreement and tender and support agreements.

Also on January 30, 2025, Latham sent to Simpson Thacher a revised proposal regarding terms for potential management incentive bonuses relating to the potential transaction.

On January 31, 2025, representatives of each of Global Blue and Shift4 discussed the revised proposal for potential management incentive bonuses. Following such discussion, representatives of Global Blue and Shift4 continued to discuss and negotiate the terms of the potential management incentive bonuses.

On February 3, 2025, Shift4 provided to Global Blue an initial draft of the debt commitment letter from Goldman Sachs providing for a backstop senior secured revolving credit facility of $450,000,000 and a senior unsecured 364-day bridge loan facility of $1,790,000,000 for the benefit of Shift4.

On February 4, 2025, Simpson Thacher sent a revised draft of the debt commitment letter to Latham.

Also on February 4, 2025, the Shift4 board had a videoconference with members of Shift4 senior management in attendance. Before engaging in any substantive discussions Shift4’s general counsel reviewed with the directors their directors’ duties under Delaware law with respect to the proposed transaction. At the meeting, the Shift4 board discussed the status of negotiations with Global Blue, including the key terms of the draft transaction agreement and the proposed management incentive bonuses relating to the potential transaction. Representatives of Shift senior management reviewed with the Shift4 board the terms of the draft transaction agreement, including the consideration payable to the different classes of Global Blue shares, the no-shop restriction, the termination rights and termination fee payable by Global Blue in certain circumstances, the commitment from Shift4 to obtain certain regulatory approvals, a minimum tender condition of at least 90% of Global Blue shareholders and the receipt by Shift4 of certain Swiss tax rulings. TheShift4 board and Shift4 senior management also engaged in a detailed discussion regarding, among other matters, the due diligence conducted by Shift4 and its advisors on Global Blue in connection with the potential transaction.

On February 5, 2025, Latham sent to Simpson Thacher a revised draft of the transaction agreement proposing a termination fee of 2% of the transaction value payable by Global Blue in the event that the transaction agreement was terminated by Shift4 as a result of a change of recommendation of the Global Blue board or by Global Blue in order to enter into a definitive transaction agreement with respect to a superior proposal by a third party.

On February 6, 2025, Simpson Thacher sent to Latham a draft of the subscription agreement with respect to Tencent’s investment in Shift4 following the consummation of the tender offer. In the following week, representatives of Latham and Davis Polk & Wardwell LLP, legal counsel to Tencent negotiated and finalized the terms of the subscription agreement.

On February 7, 2025, Simpson Thacher sent to Latham a draft of the subscription agreement with respect to Ant Group’s investment in Shift4 following the consummation of the tender offer. In the following week, representatives of Latham and Gibson, Dunn & Crutcher LLP, legal counsel to Ant Group, negotiated and finalized the terms of the subscription agreement.

Also on February 7, 2025, representatives of Global Blue and Shift4 as well as representatives of the parties’ financial advisors discussed certain matters relating to the potential transaction.

On February 12, 2025, Messrs. Stern and Lauber met in Paris to continue the discussions on the business strategy for the combined business following the transaction and management incentive bonuses to be provided in connection with the potential transaction.

On February 13, 2025, Shift4 entered into an engagement letter with Goldman Sachs to memorialize the engagement that had begun during November 2024.

On February 14 and February 15, 2025, representatives of the Global Blue board and Shift4’s management continued to negotiate the terms of the draft tender and support agreement and applicable management incentive bonuses.

Also on February 16, 2025, acting through unanimous written consent in lieu of a meeting, the Shift4 board determined that the terms of the Transaction Agreement, the Merger Agreement, the Support Agreements and the Subscription Agreements and the transactions contemplated thereby, including, without limitation, the Offer, the Merger and the subscriptions contemplated by the Subscription Agreements, were advisable to Shift4, and approved, adopted and declared advisable S4’s execution of each of the Transaction Agreement, the Merger Agreement, the Support Agreements and the Subscription Agreements and the transactions contemplated thereby, including, without limitation, the Offer, the Merger and the subscriptions contemplated by the Subscription Agreements.

Also on February 16, 2025, acting through written consent in lieu of a meeting, Rook Holdings, Inc. (“Rook”), a stockholder of Shift4, in accordance with the Amended and Restated Certificate of Incorporation of Shift4, dated June 4, 2020, the Amended and Restated Bylaws of Shift4 dated June 4, 2020, and the Stockholders Agreement of Shift4, dated June 4, 2020, Rook consented to and approved the Transaction Agreement, the Support Agreements, the Subscription Agreements, a joinder agreement to the conversion agreements governing the Global Blue Series A shares and Global Blue Series B shares, the debt commitment letter providing for the debt financing in connection with the proposed Transaction and the consummation of the proposed Transactions, in each case, on the terms and conditions set forth therein.

On February 16, 2025, following the meeting of the Global Blue board, Global Blue and Shift4 entered into the Transaction Agreement and the parties to the Support Agreements and the Subscription Agreements entered into such agreements. On the same day, Shift4 and Goldman Sachs entered into the debt commitment letter providing for aggregate debt financing in an amount of $2,245,000,000.

On February 18, 2025, Global Blue and Shift4 issued a joint press release announcing entry into the Transaction Agreement and the entry by the parties into the Support Agreements and the Subscription Agreements.

On February 25, 2025, Merger Sub executed and delivered a joinder agreement to the Transaction Agreement, following which Merger Sub joined as a party thereto.

Following execution of the Transaction and continuing until March 4, 2025, Global Blue did not deliver to Shift4 a final notice of change of recommendation or final notice of Superior Proposal during the Applicable Period and accordingly each Supporting Shareholder’s Takeover Proposal Termination Right described in the Support Agreements expired in full.

Shift4 Retention Bonus Pool

Shift4 has set aside an aggregate cash amount of €10 million for purposes of allocating new retention bonuses (the “Shift4 Retention Bonuses”) to employees of Global Blue and its affiliates pursuant to retention bonus letters to be entered into between Shift 4 and each selected recipient at the closing of the Merger. The recipients of the Shift4 Retention Bonuses have not yet been determined.

For more information on the Transaction Agreement and the other agreements related to the Offer, see Section 9 — “Certain Information Concerning Shift4 and Merger Sub,” Section 10 — “Source and Amount of Funds” and Section 12 — “The Transaction Agreement; Other Agreements.”

12. The Transaction Agreement; Other Agreements

The Transaction Agreement

The following is a summary of certain provisions of the Transaction Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Transaction Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated in this document by reference. Shareholders of Global Blue and other interested parties should read the Transaction Agreement for a more complete description of the provisions summarized below.

Explanatory Note Regarding the Transaction Agreement

This summary of the Transaction Agreement is included to provide you with information regarding its terms. Factual disclosures about Shift4, Merger Sub and Global Blue or any of their respective affiliates contained in this Offer to Purchase or in their respective public reports filed with the SEC, as applicable, may supplement, update or modify the factual disclosures about Shift4, Merger Sub and Global Blue or any of their respective affiliates contained in the Transaction Agreement. The representations, warranties and covenants made in the Transaction Agreement by Shift4, Merger Sub and Global Blue were qualified and subject to important limitations agreed to by Shift4, Merger Sub and Global Blue in connection with negotiating the terms of the Transaction Agreement.

In particular, in your review of the representations and warranties contained in the Transaction Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the Transaction Agreement may have the right not to consummate the Offer if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Transaction Agreement, rather than establishing matters as facts. Shareholders of Global Blue are not third-party beneficiaries under the Transaction Agreement and should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts or condition of Global Blue. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders and reports and documents filed with the SEC, and in some cases the representations, warranties and covenants were qualified by disclosures set forth in schedules that were provided by a party to the Transaction Agreement but were not publicly filed as part of the Transaction Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Transaction Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Offer to Purchase.

The Offer

The Transaction Agreement provides that we will (and Shift4 will cause us to) commence the Offer as promptly as reasonably practicable but in no event later than March 24, 2025, and that, subject to the satisfaction of the Minimum Condition, the Absence of Legal Constraint Condition, the Regulatory Condition, the SFTA Tax Ruling Condition and the satisfaction or waiver by us of the other conditions that are described in Section 16 — “Conditions to the Offer,” we will, as promptly as permitted under applicable securities laws and no later than two business days after the Expiration Time, accept for exchange all Global Blue Shares validly tendered and not validly withdrawn pursuant to the Offer and pay for such shares. The initial Expiration Time will be at one minute after 11:59 p.m., New York City time, on April 17, 2025.

Terms and Conditions of the Offer

Our obligation (and Shift4’s obligation to cause us) to accept for exchange, and pay for, any Global Blue Shares tendered and not validly withdrawn pursuant to the Offer is subject to the terms and conditions set forth in the Transaction Agreement, including the satisfaction of the of the Minimum Condition, the Absence of Legal Constraint Condition, the Regulatory Condition, the SFTA Tax Ruling Condition and the other conditions set forth in the Transaction Agreement and described Section 16 — “Conditions to the Offer.” The foregoing conditions will be in addition to, and not a limitation of, the right of Shift4 to extend, terminate or modify the Offer pursuant to the terms and conditions of the Transaction Agreement. All conditions (other than the Minimum Condition, the Absence of Legal Constraint Condition, the Regulatory Condition and the Termination Condition) may be waived by Shift4, in whole or in part, at any time and from time to time, in the sole and absolute discretion of Shift4, in each case subject to the terms of the Transaction Agreement and applicable law. The failure of Shift4 or Merger Sub at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time, in each case, at or prior to the expiration of the Offer. We expressly reserve the right, to the extent permitted by the applicable legal requirements, to (i) waive any Offer Condition, and (ii) modify the terms of the Offer not inconsistent with the terms of the Transaction Agreement; except that, without the prior written consent of Global Blue, we will not (and Shift4 will cause us not to) (A) reduce the number of Global Blue Shares subject to the Offer, (B) change the Offer Consideration, (C) waive any Offer Condition described in Section 16 — “Conditions to the Offer” except as and only to the extent expressly permitted pursuant to the Transaction Agreement, (D) impose conditions or requirements to the Offer other than the Offer Conditions, (E) amend, modify or supplement any Offer Condition in a manner (i) adverse to the holders of Global Blue Shares (in their capacity as such), or (ii) that would prevent, materially delay or impair the ability of Shift4 or Merger Sub to consummate the Offer, (F) terminate, extend or otherwise amend or modify the Expiration Time except as otherwise provided in the Transaction Agreement, or (G) provide any “subsequent offering period” in accordance with Rule 14d-11 promulgated under the Exchange Act.

Expiration and Extension of the Offer

The initial expiration time of the Offer will be at one minute after 11:59 p.m., New York City Time, on April 17, 2025.

The Transaction Agreement provides that, if any Offer Condition has not been satisfied or waived at the then-scheduled expiration time, we will (and Shift4 will cause us to) extend the Offer for (i) successive periods of ten (10) business days per extension (or such other number of business days as the parties to the Transaction Agreement may agree in writing) to permit the satisfaction of such Offer Conditions until the earlier to occur of (A) the satisfaction or waiver of all of the Offer Conditions and (B) if, as of such date, Shift4 is entitled to terminate the Transaction Agreement pursuant to the terms thereof, the End Date; and (ii) any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or the rules of the NYSE applicable to the Offer or any period required by the applicable law.

The Expiration Time will be extended if, at the then-scheduled expiration time of the Offer, Global Blue brings or shall have brought any proceeding in accordance with the terms of the Transaction Agreement to specifically enforce the performance of the terms and provisions thereof by us or Shift4, (x) for the period during which such proceedings are s pending or (y) by such other time period established by the court presiding over such proceedings, as the case may be. In addition, the End Date will be automatically extended, if as of the End Date, Shift4, we or Global Blue brings or shall have brought any action in accordance with the terms of the Transaction Agreement to specifically enforce the performance of the terms and provisions thereof, (x) for the period during which such proceedings are pending plus 20 business days or (y) by such other time period established by the court presiding over such proceedings, as the case may be.

The Offer Consideration

The Offer Consideration for (i) each Global Blue Common Share is $7.50 per share, (ii) each Global Blue Series A Share is $10.00 per share, (iii) each Global Blue Series B Share is $11.81 per share, in each case, net to the shareholders of Global Blue in cash, without interest and pursuant to the terms of the Transaction Agreement.

The Merger

Following the consummation of the Offer, we intend that, in accordance with the laws of Switzerland and the Merger Agreement to be entered into between Merger Sub and Global Blue, Merger Sub and Global Blue will consummate a statutory squeeze-out merger pursuant to which Global Blue will be merged with and into Merger Sub, and Merger Sub will continue as the surviving entity of the Merger, and each Global Blue Share (other than Global Blue Shares directly or indirectly owned by Shift4 or Merger Sub) that is not validly tendered and accepted pursuant to the Offer will thereupon be cancelled and converted into the right to receive the same amount of cash per share that they would have received had they tendered their Global Blue Shares into the Offer (i.e., the applicable Offer Consideration for the Global Blue Common Shares, the Global Blue Series A Shares or the Global Blue Series B Shares), without interest, subject to any applicable withholding taxes solely to the extent permitted pursuant to the terms of the Transaction Agreement), and each Global Blue Share owned by Shift4 or Merger Sub will thereupon be deemed cancelled without any conversion thereof, in each case, on the terms and subject to the conditions set forth in the Merger Agreement. See Section 14 — “Certain Effects of the Offer” and Section 19 — “Appraisal Rights.” The Transaction Agreement provides that as promptly as reasonably practicable after the Acceptance Time, Merger Sub and Global Blue will execute and deliver to each other the Merger Agreement, including the audited interim balance sheet dated December 31, 2024 (or an audited interim balance sheet on such later date as may be required by applicable law), together with a merger report and an audit report by a specially qualified auditor as required under the laws of Switzerland.

Global Blue and Merger Sub will cause a general meeting of its shareholders and a meeting of the quota holder, respectively, (in the case of Global Blue, the “Subsequent Global Blue Shareholder Meeting” and, in the case of Merger Sub, the “Subsequent Merger Sub Quota Holder Meeting”) to be duly called and held as promptly as reasonably practicable, but in any event within 90 days after the Acceptance Time, for the purpose of voting on the adoption and approval of the Merger Agreement to be entered into between Global Blue and Merger Sub and the Merger. The recommendation of the Global Blue board and the board of managers of Merger Sub, respectively, will recommend that the Global Blue shareholders and the quota holder of Merger Sub, as applicable, adopt and approve the Merger Agreement to be entered into between Global Blue and Merger Sub and the Merger shall be included in a notice to the shareholders (the “Subsequent Global Blue Meeting Notice”) to be sent to the Global Blue shareholders relating to the Subsequent Global Blue Shareholder Meeting and to the quota holder of the Merger Sub relating to the Subsequent Merger Sub Quota Holder Meeting, respectively. In connection with such meetings, Global Blue will use its reasonable best efforts to obtain the Subsequent Global Blue Shareholder Approval, and otherwise comply with all legal requirements applicable to such meeting. Shift4 agrees to (and Shift4 agrees to cause us to) vote all of our directly or indirectly held Global Blue Shares in favor of approval and adoption of the Merger Agreement to be entered into between Global Blue and Merger Sub at the Subsequent Global Blue Shareholder Meeting and the Subsequent Merger Sub Quota Holder Meeting, respectively.

Global Blue Share Options, Restricted Share Awards and Warrants.

Pursuant to the Transaction Agreement:

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at the Acceptance Time, each Global Blue Stock Option, whether vested or unvested, that is outstanding and unexercised as of immediately prior to the Acceptance Time (after giving effect to any accelerated vesting pursuant to the respective plan documentation or a written agreement between Global Blue and the holder thereof or pursuant to resolutions adopted by, and/or such other taken by the Global Blue board) and has an exercise price per Global Blue Stock Option that is less than the Common Shares Consideration will be cancelled and, in exchange therefor, Shift4 will pay to each holder of any such cancelled Global Blue Stock Option immediately following the Acceptance Time (and in no event later than five days following the Acceptance Time) an amount in cash (without interest, and pursuant to the terms of the Transaction Agreement) equal to the product of (i) the excess, if any, of the Common Shares Consideration over the exercise price per Global Blue Common Share of such Global Blue Stock Option and (ii) the total number of the Global Blue Common Share Shares subject to such Global Blue Stock Option as of immediately prior to the Acceptance Time; provided, that if the exercise price per Global Blue Common Share of any such Global Blue Stock Option equals or exceeds the Common Shares Consideration, such Global Blue Stock Option will be deemed cancelled under the respective plan documentation of without payment of any consideration in respect thereof, and all rights with respect thereto deemed terminated as of the Acceptance Time;

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at the Acceptance Time, each Global Blue Restricted Share Award (or portion thereof) that vests as of immediately prior to the Acceptance Time (after giving effect to any accelerated vesting pursuant to the respective plan documentation or a written agreement between Global Blue and the holder thereof or pursuant to resolutions adopted by, and/or such other taken by the Global Blue board) will be cancelled and, in exchange therefore, Shift4 will pay to each holder of any such cancelled Vested

Restricted Share Award immediately following the Acceptance Time (and in no event later than five days following the Acceptance Time) an amount in cash equal to the product, of (i) the Common Shares Consideration and (ii) the total number of Global Blue Common Shares subject to such Vested Restricted Share Award as of immediately prior to the Acceptance Time;

•

at the Acceptance Time, each Global Blue Restricted Share Award (or portion thereof) that is not a Vested Restricted Share Award (an “Unvested Restricted Share Award”), will be cancelled and converted into the right to receive an amount in cash, payable by Shift4, equal to the product of (x) the Common Shares Consideration and (y) the total number of Global Blue Common Shares subject to such Unvested Restricted Share Award as of immediately prior to the Acceptance Time, which, subject to the holder’s continued service with Shift4 and its subsidiaries (including Global Blue and its subsidiaries) through the applicable vesting dates, will vest and become payable at the same time as the Unvested Restricted Share Award from which such Unvested Restricted Share Award Consideration was converted would have vested pursuant to its terms and shall otherwise remain subject to the same terms and conditions as were applicable to the corresponding Unvested Restricted Share Award immediately prior to the Acceptance Time, including any accelerated vesting terms and conditions that apply on termination of employment, except that no performance-based vesting metrics shall apply from and after the Acceptance Time; and

•

at the Acceptance Time, each warrant of Global Blue that is outstanding immediately prior to the Acceptance Time will be treated in accordance with and receive consideration upon exercise thereof as set forth in the Warrant Agreement between Far Point Acquisition Corporation and Continental Stock Transfer & Trust Company, dated as of June 11, 2018, as amended by the Warrant Assumption Agreement among Far Point Acquisition Corporation, Continental Stock Transfer & Trust Company and Global Blue, dated as of August 28, 2020.

At or prior to the Acceptance Time, Shift4 will deposit, or will cause to be deposited, with a paying agent designated by Shift4 and reasonably acceptable to Global Blue, cash in an amount sufficient to pay the aggregate Common Shares Consideration, Series A Shares Consideration and Series B Shares Consideration payable under the foregoing.

Director Designations

Shift4 will be entitled to designate the individuals to be proposed by the Global Blue board for election by the shareholders of Global Blue to the Global Blue board. Global Blue will (i) subject to applicable law and any listing agreement with or rules of the NYSE, invite for an extraordinary general meeting of shareholders to be held within 30 days prior to the anticipated Acceptance Time and to propose the Board Modification effective upon the Acceptance Time, (ii) seek and accept resignations of incumbent directors subject to and effective upon the Acceptance Time and (iii) have such changes registered with the competent commercial registry of the canton of Zurich promptly after the Acceptance Time.

Global Blue’s obligations to propose and recommend the Board Modification pursuant to the Transaction Agreement will be subject to Swiss law. Global Blue will promptly take all actions, and will include in the Schedule 14D-9 to be filed with the SEC such information with respect to Global Blue and its officers and directors as required to fulfill its obligations under the Transaction Agreement, so long as Shift4 has timely provided to Global Blue in writing any information with respect to itself and its nominees, officers, directors and affiliates. Shift4 will promptly supply to Global Blue in writing and will be solely responsible for the accuracy and completeness of, all such information.

Representations and Warranties

Shift4, Merger Sub and Global Blue each made a number of representations and warranties in the Transaction Agreement regarding aspects of their respective businesses, financial condition, structure and other facts pertinent to the Offer and the other transactions contemplated by the Transaction Agreement. Shift4 and Global Blue made representations and warranties as to, among other things:

•	organization, standing and power;

•	authority to enter into the Transaction Agreement and perform its obligations thereunder and to consummate the transactions contemplated thereby;

•	absence of conflicts and required consents and approvals;

•	board approval;

•	absence of legal and arbitration proceedings and investigations;

•	vote required;

•	absence of applicable anti-takeover laws;

•	brokers or finders;

•	certain information to be filed with the SEC; and

•	non-reliance on any other representations and warranties.

In addition, Global Blue made representations and warranties as to:

•	subsidiaries of Global Blue;

•	capital structure of Global Blue;

•	financial statements, SEC reports and regulatory reports;

•	absence of undisclosed liabilities;

•	compliance with applicable laws and reporting requirements;

•	tax matters;

•	absence of certain changes or events since March 31, 2024;

•	material contracts;

•	employee benefits and executive compensation;

•	labor relations and other employment matters;

•	intellectual property;

•	information systems, data privacy and data security;

•	properties;

•	environmental matters;

•	opinion of financial advisor;

•	insurance;

•	absence of certain related party transactions;

•	customers and suppliers;

•	anti-corruption laws;

•	trade controls; and

•	CFIUS matters.

Some of the representations and warranties in the Transaction Agreement made by Global Blue are qualified as to knowledge, “materiality,” “Global Blue Material Adverse Effect” or similar qualifications. For purposes of the Transaction Agreement, “Global Blue Material Adverse Effect” means any effect, change, fact, circumstance, event, condition, occurrence or development (each, an “Effect”) that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition or operations of Global Blue and its subsidiaries, taken as a whole; provided that, no such Effects resulting or arising from or in connection with any of the following matters will be deemed to constitute or will be taken into account when determining whether a Global Blue Material Adverse Effect exists or has occurred (except, with respect to the case of clauses (i), (ii), (iv), (v) and (vi) below, to the extent that any such Effect has a disproportionate and adverse effect on Global Blue and its subsidiaries, taken as a whole, relative to other persons operating in the same industry or sector in which Global Blue and its subsidiaries operate, then only the incremental disproportionate adverse effect of such Effect will be taken into account for the purposes of determining whether a Global Blue Material Adverse Effect exists or has occurred): (i) any change in applicable law, United States generally accepted accounting principles, International Financial Reporting Standards as issued by the International Accounting Standards Board, applicable accounting standards or any change or developments in the interpretation or enforcement thereof by governmental entities after the date of the Transaction Agreement, (ii) any change in economic, political, business, financial, commodity, currency or market conditions, including currency exchange rates and interest rates, (iii) the announcement or the execution and delivery of the Transaction Agreement (including the identity of Shift4 or any of its subsidiaries), or the pendency or consummation of the Offer and the Merger or the performance of the Transaction Agreement, (iv) any changes or developments in the business or regulatory conditions or trends affecting any of the industries or geographic markets in which Global Blue and its subsidiaries operates, (v) any earthquake, hurricane, volcanic eruption, tsunami, tornado, flood, mudslide, wildfire or other natural disaster, pandemic (including COVID-19), weather conditions, act of God or other comparable force majeure event, (vi) any national or international political or social conditions in countries in which Global Blue operates or from or to which its customers travel, including the engagement in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency, war or cyberattack, (vii) any action taken or omitted to be taken by Global Blue at the written request of Shift4 or that is expressly permitted or required by the Transaction Agreement, or the failure of Global Blue to take any action that Global Blue is prohibited by the terms of the Transaction Agreement from taking or which Global Blue did not take on account of withheld consent from Shift4 (if Global Blue has timely requested a consent or waiver from Shift4), (viii) a decline in the trading price or trading volume of Global Blue common shares or any change in the ratings or ratings outlook for Global Blue or any of its subsidiaries (provided that the underlying causes thereof, to the extent not otherwise excluded by this definition, may be deemed to contribute to a Global Blue Material Adverse Effect), or (ix) any failure, taken as a whole, to meet any projections, forecasts or budgets (provided that the underlying causes thereof, to the extent not otherwise excluded by this definition, may be deemed to contribute to a Global Blue Material Adverse Effect).

In addition, Shift4 made representations and warranties as to:

•

the adequacy of funds to complete the Offer, the Merger and the other transactions contemplated by the Transaction Agreement and the Merger Agreement to be entered into between Merger Sub and Global Blue, in each case, on the terms and subject to the conditions contemplated thereby; and

•	no ownership of Global Blue Shares.

Some of the representations and warranties in the Transaction Agreement made by Shift4 are qualified as to materiality or “Shift4 Material Adverse Effect.” For purposes of the Transaction Agreement, the term “Shift4 Material Adverse Effect” means any Effect that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on, or prevent or materially delay, in each case, the ability of Shift4 or Merger Sub to consummate the Offer, the Merger or the other transactions contemplated by the Transaction Agreement.

The representations and warranties contained in the Transaction Agreement have been made by each party to the Transaction Agreement solely for the benefit of the other parties, and those representations and warranties should not be relied on by any other person. In addition, those representations and warranties:

•	have been made only for purposes of the Transaction Agreement;

•

with respect to Global Blue, have been qualified by (i) matters disclosed in any reports publicly filed or furnished by Global Blue with the SEC between January 1, 2023 and one day prior to the date of the Transaction Agreement (subject to certain exceptions) and (ii) confidential disclosures made to Shift4 in the disclosure letter delivered by Global Blue to Shift4 simultaneously with the execution of the Transaction Agreement (the “Global Blue Disclosure Letter”); such information modifies, qualifies and creates exceptions to the representations and warranties in the Transaction Agreement;

•

with respect to Shift4, have been qualified by (i) matters disclosed in any reports publicly filed or furnished by Shift4 with the SEC on or after January 1, 2023 and on or before one day prior to the date of the Transaction Agreement (subject to certain exceptions) and (ii) confidential disclosures made to Global Blue in the disclosure letter delivered by Shift4 to Global Blue simultaneously with the execution of Transaction Agreement; such information modifies, qualifies and creates exceptions to the representations and warranties in the Transaction Agreement;

•	will not survive consummation of the Merger;

•	have been included in the Transaction Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters of fact;

•	were, in certain circumstances, made only as of the date of the Transaction Agreement or such other date as is specified in the Transaction Agreement; and

•

are subject to materiality qualifications contained in the Transaction Agreement which may differ from what may be viewed as material by investors, including qualifications as to “materiality”, “Global Blue Material Adverse Effect” or “Shift4 Material Adverse Effect” as described above.

Covenants

Operation of Global Blue’s Business

The Transaction Agreement provides that from the date of the signing of the Transaction Agreement and continuing until the earlier of the Acceptance Time and the termination of the Transaction Agreement in accordance with its terms, Global Blue agreed as to itself and its subsidiaries, except (i) as expressly contemplated or permitted by the Transaction Agreement, (ii) as required by law, (iii) as set forth in the Global Blue Disclosure Letter or (iv) as consented to in writing by Shift4 (such consent not to be unreasonably conditioned, delayed or withheld; provided that failure to respond within five (5) business days after receipt by Shift4 of a formal written request for consent will be deemed to be consent), or as otherwise expressly contemplated or permitted by the Transaction Agreement or required by applicable law, Global Blue and its subsidiaries will use reasonable best efforts to:

•	conduct their respective businesses in the ordinary course of business in all material respects; and

•

preserve the relationships of Global Blue and its subsidiaries with employees, individual service providers, customers, suppliers and other persons with whom Global Blue or any of its subsidiaries has significant business relations (together with the foregoing bullet, the “Affirmative Covenants”).

Global Blue has also agreed that, without limiting the generality of the foregoing and except for certain matters (w) as contemplated or required by the Transaction Agreement, (x) as required by applicable law, (y) as set forth in the Global Blue Disclosure Letter or (z) as consented to in writing by Shift4 (such consent not to be unreasonably conditioned, delayed or withheld; provided that failure to respond within five (5) business days after receipt by Shift4 of a formal written request for consent will be deemed to be consent), during the period from the date of the Transaction Agreement and continuing until the earlier of the Acceptance Time and the termination of the Transaction Agreement in accordance with its terms, Global Blue will not, and will not permit any of its subsidiaries to:

•

except as required under Global Blue’s organizational documents (including with respect to the Global Blue Series A Shares or Global Blue Series B Shares) or the conversion agreements relating to the Global Blue Series A Shares and Global Blue Series B Shares (the “Conversion Agreements”), (i) establish a record date for, authorize, declare, set aside, make or pay any dividends on, or make other distributions in respect of, any of its share capital, options or warrants (whether in cash, shares or property or any combination thereof), except for dividends or other distributions (A) by a subsidiary of Global Blue to Global Blue or another wholly owned subsidiary of Global Blue or (B) to a joint venture partner in the ordinary course of business as permitted or required pursuant to any joint venture agreements to which a subsidiary of Global Blue is a party, (ii) adjust, split, combine or reclassify any of its share capital, or any other securities in respect of, in lieu of or in substitution for, shares of its share capital, (iii) amend or waive the terms of any option, warrant or other right to acquire shares of its share capital, (iv) repurchase, redeem or otherwise acquire any shares of its (or any of its subsidiaries’) share capital or any securities convertible into or exercisable for any shares of its (or any of its subsidiaries’) share capital or (v) make any loans or gifts to the Global Blue Equity Plan Employee Trust or otherwise make any recommendations to the trustees, other than (A) repurchases, redemptions or acquisitions by a subsidiary of share capital or such other securities, as the case may be, of another of its subsidiaries, (B) in the case of the forfeiture or expiration of outstanding Global Blue Share Options and Global Blue Restricted Share Awards, (C) in the case of the withholding of Global Blue common shares to satisfy tax obligations with respect to the exercise, vesting or settlement, as applicable, of Global Blue Share Options and Global Blue Restricted Share Awards, or (D) in the case of redemptions or repurchases of Global Blue common shares pursuant to Global Blue’s previously announced share repurchase program;

•

issue, deliver, pledge, encumber, dispose of, or sell, any shares of Global Blue’s (or any of its subsidiaries’) share capital of any class, any share appreciation rights or any securities convertible or redeemable into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares, other than (i) the issuance of Global Blue Common Shares required to be issued upon the exercise of Global Blue Share Options or the vesting and/or settlement of Global Blue Restricted Share Awards outstanding on the date of the Transaction Agreement or granted as permitted by the Transaction Agreement below pursuant to Global Blue share plans, (ii) the issuance of Global Blue Common Shares required to be issued pursuant to any warrant agreement to which Global Blue is party or the Conversion Agreements, and (iii) issuances, sales or transfers by a subsidiary of Global Blue of share capital or capital stock, as the case may be, to Global Blue or another subsidiary of Global Blue ;

•

amend or propose to amend its articles of association or organizational regulations of Global Blue (except for amendments to Global Blue’s articles of association incidental to the issue of Global Blue Common Shares permitted under the Transaction Agreement or cancellations of Global Blue Shares held in treasury);

•

merge or consolidate with any other person, or acquire, by merging or consolidating with, by purchasing a material interest in or a material portion of the assets of, by forming a partnership or joint venture with, or by any other manner, any corporation, partnership, association or other business organization or division thereof, or any material assets, rights or properties, other than (i) acquisitions of supplies, equipment or other similar types of assets in bona fide transactions, on arm’s-length terms in the ordinary course of business that does not exceed $3,000,000 in the aggregate or (ii) transactions solely between Global Blue and any wholly owned subsidiary or solely between wholly owned subsidiaries;

•

(i) other than as required by contracts in effect on the date of the Transaction Agreement, sell, lease, assign, transfer, license, abandon, fail to renew or otherwise dispose of any of its material assets, product lines, businesses, rights or properties (including share capital of its subsidiaries and indebtedness of others held by it and its subsidiaries), other than (A) any such sale, lease, assignment, transfer or other disposition of tangible assets, product lines, business, rights or properties by any subsidiaries of Global Blue to Global Blue or another subsidiary of Global Blue, (B) non-exclusive licenses to intellectual property granted in the ordinary course of business, (C) with respect to any real property leases, any transfer, abandonment or disposal that is a result of the expiration of the then-existing term, (D) real property leases or subleases entered into in the ordinary course of business (except for any real property leases or sublease involving an annual payment of more than $1,000,000 in the aggregate), including unsecured guarantees in connection with any real property leases or (ii) other than the creation or incurrence a permitted encumbrance, subject any portion of the properties, rights, obligations or assets of Global Blue or any of its subsidiaries to any lien, pledge, security interest, charge or other encumbrance;

•

other than any Global Blue benefit plan: (i) amend or modify in a manner materially adverse to Global Blue or its subsidiaries or voluntarily terminate (excluding terminations or renews upon the expiration of the term thereof in accordance with the terms thereof) any Global Blue material contract in existence as of the date of the Transaction Agreement or (ii) enter into any contract that if in effect at the date of the Transaction Agreement would have been a Global Blue material contract, except (A) in the ordinary course of business or (B) as a result of any action expressly permitted by the Transaction Agreement;

•

adopt any plan of complete or partial liquidation or dissolution, restructuring, recapitalization or reorganization, except for the liquidation or dissolution of any immaterial or dormant wholly owned subsidiaries of Global Blue;

•

except as required by the terms of any Global Blue benefit plan in effect as of the date of the Transaction Agreement or by applicable law: (i) adopt, establish, become a participating employer in or become required to contribute to, materially amend or terminate any Global Blue benefit plan, or any plan, scheme or agreement (as applicable) that would be a Global Blue benefit plan if in existence on the date of the Transaction Agreement, except for (A) routine annual insured plan renewals and routine annual changes to insured welfare plans which are in the ordinary course of business, and (B) the hiring of new employees to fill a vacancy in the ordinary course of business, provided, that such new hires are offered substantially similar terms and conditions compared to the former employees they will replace, or entry into employment agreements or offer letters in the ordinary course of business, as applicable, with any new employee whose gross annual base salary is less than €250,000; provided that payments with respect to all new hires (excluding any replacement hires to fill a vacancy), will not exceed €4,750,000 for a six-month period in the aggregate, (ii) except as contemplated under the Transaction Agreement, (x) increase, (y) alter or (z) accelerate the vesting or lapsing of restrictions on payment, any of the compensation, remuneration or benefits to or in respect of any current or former director, officer, employee, individual independent contractor or other individual service provider of Global Blue and its subsidiaries except for annual, promotion-related or merit based increases in base salaries and any corresponding increase in annual bonus opportunities made in the ordinary course of business consistent with past practice or (iii) grant any new equity or equity-based awards under the Global Blue Management Incentive Plan (Options), the Global Blue Management Incentive Plan (RSAs) or otherwise;

•

(i) redeem, repurchase, prepay, defease, incur, create, or assume, or otherwise become responsible for any indebtedness for borrowed money (or modify any of the material terms of any such outstanding indebtedness), guarantee any such indebtedness or issue or sell any debt securities or rights to acquire any debt securities of Global Blue or any of its subsidiaries (including by way of an intercompany loan to it) or guarantee any debt securities of others, other than (A) indebtedness solely between Global Blue and its wholly owned subsidiaries in the ordinary course of business, (B) indebtedness that will be repaid on or before the Acceptance Time (and for which Global Blue provides payoff letters and related payoff documentation to Shift4 as provided in the Transaction Agreement), (C) payments to travelers in the ordinary course of business or (D) pursuant to the revolving credit facility under the existing finance documents as in effect as of the date of the Transaction Agreement (it being understood and agreed that incremental loans or other upsizings and increases of the credit facilities under the existing finance documents will not be permitted), or (ii) cancel any material debts of any person to Global Blue or any of its subsidiaries or waive any claims or rights of material value;

•

insofar as is within the control of Global Blue or its subsidiaries knowingly (i) allow any material permit held by Global Blue or any of its subsidiaries to lapse or expire, (ii) take or fail to take any action with the intent of causing any material permit held by Global Blue or any of its subsidiaries being, in a manner adverse in any material respect to Global Blue and its subsidiaries amended, conditioned, restricted, revoked, suspended, terminated or withdrawn by any governmental entity, or (iii) apply for or acquire any new material permit not held or already applied for as at the date of the Transaction Agreement, in each case of (i) through (iii), unless such action or inaction is permitted or required by the Transaction Agreement and the transactions contemplated hereby; provided that any action or inaction by the relevant authority that causes any permit to expire or lapse will not be deemed a violation of this covenant, unless any such action is caused by the failure of Global Blue or any of its subsidiaries to comply with applicable law;

•

make, change or revoke any material tax election (other than in the ordinary course of business consistent with past practice), change any annual tax accounting period, adopt or change any material method of tax accounting, amend any material tax returns, enter into any material closing agreement in respect of material taxes, settle any material tax claim, audit or assessment or surrender any right to claim a material tax refund;

•	disclose any material trade secret (except pursuant to a written confidentiality agreement or equivalent obligations of confidentiality);

•

make any material loans or material advances of money to any person (other than for transactions between Global Blue and its wholly owned subsidiaries or among Global Blue’s wholly owned subsidiaries), except, in each case, in the ordinary course of the business of Global Blue, including for (A) advances to employees or officers of Global Blue and its subsidiaries for expenses, (B) extensions of credit to customers, (C) payments to merchants, (D) VAT refunds to travelers, or (E) pursuant to joint venture agreements to which a subsidiary of Global Blue is party;

•	except as required by IFRS or applicable law, make any material changes to Global Blue’s accounting policies or principles;

•

settle any action (i) involving payment by Global Blue where the amount paid (net of insurance proceeds receivable) does not exceed $500,000 individually or $1,000,000 in the aggregate with all such settlements or, if greater, does not exceed the total amount reserved for such matter in Global Blue’s financial statements included in the documents filed with or furnished to the SEC or (ii) that would impose any material non-monetary obligations on Global Blue or its subsidiaries that would continue after the Acceptance Time (other than customary release, non-disparagement and confidentiality obligations);

•	purchase any real property;

•	adopt or otherwise implement any shareholder rights plan, “poison-pill” or other comparable agreement;

•

(i) newly recognize any labor union, trade union, works council (including European Works Council) or other similar collective employee representative(s), (ii) enter into any material contracts with any labor organization or (iii) amend and/or terminate in a manner materially adverse to Global Blue or any of its subsidiaries any material contracts with any labor organization;

•	implement or announce any material group reductions in force, including those that trigger the WARN Act or any collective consultation requirements concerning redundancies;

•

pay or agree to pay an aggregate amount of fees or commissions to investment bankers, brokers or finders in connection with the Transaction Agreement or upon or as a result of the consummation of the Offer or the Merger in excess of the amount agreed upon by Global Blue and Shift4; or

•	agree to take any of the actions described above.

Notwithstanding anything to the contrary in the Transaction Agreement, (A) Shift4’s prior consent will not be required to take any action (including the establishment of any policy, procedure or protocol but excluding any action described in bullets one through five above (unless in the case of bullet five, any such sale, lease, assignment, transfer, license, abandonment, failure to renew or disposal does not exceed, individually or in the aggregate, 5% or more of the assets or business (whether based on the revenue or net income) of Global Blue and its subsidiaries, on a consolidated basis), bullets seven, eight, nine, eleven, twelve, thirteen, fifteen, sixteen, seventeen, eighteen, nineteen (in the case of clauses (i) and (ii), twenty-one or twenty-two (provided 22 will only apply with respect to any of the sub-sections of the foregoing bullets) that Global Blue reasonably determines is necessary to take or fail to take in response to an event beyond the reasonable control of Global Blue that Global Blue can reasonably demonstrate is an emergency that adversely impacts Global Blue in any material respect (an “Emergency”); provided, that (1) Global Blue provides Shift4 with (x) written notice of such action or failure to take such action as promptly as practicable (and in any event no later than 24 hours) and (y) reasonable substantiation (including any applicable resolutions of the Global Blue board) that such event constitutes an Emergency and (2) any such action or failure to take action is a necessary and proportionate response to the Emergency, taking into account all relevant factors and (B) (1) Global Blue and its subsidiaries’ failure to take any action prohibited by the foregoing bullets will not be a breach of the Affirmative Covenants and (2) no action by Global Blue or its subsidiaries with respect to the matters specifically addressed by the foregoing bullets will be deemed a breach of the Affirmative Covenants, unless such action would constitute a breach of the relevant bullet of the foregoing bullets.

Preparation of Global Blue Shareholder Materials; Global Blue Shareholder Meeting

Prior to the Acceptance Time, Global Blue will, in accordance with its articles of association, organizational regulations and applicable law, duly call, give notice of, convene and hold a general meeting of the shareholders of Global Blue (the “Global Blue Shareholder Meeting”) for the purpose of seeking the affirmative vote of at least the majority of the votes cast (the “Required Global Blue Vote”) to approve the Board Modification (the “Global Blue Shareholder Approval”).

Global Blue will provide Shift4 with a reasonable opportunity, in advance of the initial distribution and any supplemental distribution, to review and comment on any materials Global Blue may provide to its shareholders along with such notice in connection with the solicitation of the Required Global Blue Vote (and any amendments or supplements thereto, the “Global Blue Shareholder Materials”) and will address or include, as applicable, in such documents or comments reasonably proposed by Shift4 or its representatives. Global Blue will use its reasonable best efforts to cause Global Blue Shareholder Materials to be mailed to the shareholders of Global Blue as promptly as reasonably practicable to obtain the Global Blue Shareholder Approval prior to the Acceptance Time unless the Global Blue board has effected an Adverse Recommendation Change in accordance with the Transaction Agreement.

Unless the Global Blue board has effected an Adverse Recommendation Change in accordance with the Transaction Agreement, Global Blue will include in Global Blue Shareholder Materials (i) a statement to recommend that the shareholders of Global Blue accept the Offer and tender their Global Blue Shares in the Offer and approve and adopt the Board Modification at the Global Blue Shareholder Meeting (the “Global Blue Recommendation”), and (ii) a statement that each director and executive officer of Global Blue intends to vote in favor of adopting and approving the Board Modification and tender his or her Global Blue Shares in the Offer. Global Blue will use its reasonable best efforts to solicit from its shareholders proxies for purposes of obtaining Global Blue Shareholder Approval. Unless the Global Blue board has effected an Adverse Recommendation

Change in accordance with the Transaction Agreement, Global Blue will use its reasonable best efforts to ensure that all proxies solicited by Global Blue and its representatives in connection with Global Blue Shareholder Meeting are solicited in compliance with (A) applicable law, (B) its articles of association and organizational regulations and (C) the rules and regulations of the NYSE.

Once Global Blue has established the record date for Global Blue Shareholder Meeting, Global Blue will not change such record date or establish a different record date without the prior written consent of Shift4, unless required to do so by applicable law. Global Blue may (without the prior written consent of Shift4 but upon reasonable advanced notice) adjourn or postpone delay Global Blue Shareholder Meeting (1) to ensure that any required supplement or amendment to any Global Blue Shareholder Materials, (2) for the absence of quorum, (3) to the extent required by applicable laws or any governmental entities or (4) if, as of the time for which Global Blue Shareholder Meeting is originally scheduled, there are an insufficient number of Global Blue Shares represented to the extent that at such time Global Blue reasonably believes that it has not received proxies (including any voting commitments) sufficient to ensure the receipt of the Required Global Blue Vote at Global Blue Shareholder Meeting; provided, however, (i) the duration of any such adjournment or postponement will be the limited to the minimum duration as reasonably necessary to remedy the circumstances giving rise to such adjournment or postponement, (ii) no single such adjournment or postponement will be for more than five (5) business days, except as required by applicable law and (iii) Global Blue Shareholder Meeting will not be postponed to later than the date that is 30 days after the date for which Global Blue Shareholder Meeting was originally scheduled without the prior written consent of Shift4. All other postponements or adjournments will require the prior written consent of Shift4.

See Section 18 — “Certain Legal Matters; Regulatory Approvals — Shareholder Approval Not Required; Extraordinary General Meeting.”

Access to Information; Confidentiality

Upon reasonable notice, Global Blue (and will cause each of its subsidiaries to) (i) afford to the officers, employees, accountants and counsel of Shift4 and its debt financing sources, reasonable access, during normal business hours during the period before the earlier of the termination of the Transaction Agreement in accordance with the terms thereof and the Acceptance Time, to all its properties, books, contracts, records and officers and (ii) during such period, make available all other information concerning its business, properties and personnel (including the Global Blue benefit plans), in each case, as Shift4 may reasonably request in furtherance of Shift4’s efforts to consummate the transactions contemplated by the Transaction Agreement or to plan the post-closing integration of the operations of Global Blue and its subsidiaries with those of Shift4 and its subsidiaries. Notwithstanding anything in the Transaction Agreement to the contrary, neither Global Blue nor any of its subsidiaries will be required to provide access to or to disclose information the extent that it (A) relates to interactions with prospective buyers of Global Blue or the negotiation of the Transaction Agreement and the transactions contemplated thereby, (B) would unreasonably disrupt the ordinary course operations of Global Blue or any of its subsidiaries, (C) relates to materials prepared for the Global Blue board in connection with its consideration of the transactions contemplated by the Transaction Agreement and the Merger Agreement to be entered into between Global Blue and Merger Sub, (D) would (in good faith) jeopardize the health and safety of the employees of Global Blue or its subsidiaries, (E) would require Global Blue or any of its subsidiaries to disclose information that, in the reasonable judgment of counsel to Global Blue , is subject to attorney-client privilege or other legal privilege; provided that Global Blue will use reasonable best efforts to allow for such disclosure of such information to the maximum extent that does not jeopardize such attorney-client privilege or other privilege or (F) may conflict with any applicable law or privacy requirement to which Global Blue or any of its affiliates is bound or party, in each case; provided that Global Blue will use reasonable best efforts to allow for such disclosure of such information to the maximum extent that does not violate applicable law or privacy requirement. No information or knowledge obtained in any investigation with respect to the foregoing shall affect or be deemed to modify any representation or warranty made by any party

The parties will hold any such information in confidence to the extent required by, and in accordance with, the provisions of the Confidentiality Agreement, which Confidentiality Agreement will remain in full force and effect up to and until the closing of the Merger.

See Section 12 “— The Transaction Agreement; Other Agreements—The Confidentiality Agreement.”

Regulatory Approvals

The Transaction Agreement provides that each of Shift4 and Merger Sub will use its respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under the Transaction Agreement, the Merger Agreement and applicable law to, as promptly as reasonably practicable following the date of the Transaction Agreement, obtain the notices, applications, filings, authorizations, orders, approvals and waivers from the following governmental entities in (i) Portugal, Spain and Turkey with respect to antitrust and competition approvals, (ii) Austria and Italy with respect to foreign direct investment approvals and (iii) approval from the Bank of Italy for the acquisition of the indirect control of Global Blue Currency Choice Italia s.r.l. by Shift4 and its relevant affiliates, each of which have jurisdiction over enforcement of applicable antitrust, competition, foreign direct investment, financial services or payments regulatory law (the “Transaction Approvals”).

In furtherance and not in limitation of the foregoing, each of Global Blue and Shift4 agrees to make (as may be required under applicable law): (i) as promptly as reasonably practicable following the date of the Transaction Agreement (and in any event not later than 15 business days following the date of the Transaction Agreement, other than the regulatory filing with the Bank of Italy, which will be submitted as promptly as reasonably practicable following the date of the Transaction Agreement), the appropriate filings and notifications required by all Transaction Approvals and to supply as promptly as practicable any additional information and documentary material that may be reasonably requested under such requirements, and (ii) as promptly as reasonably practicable following the Acceptance Time and in any event not later than ten (10) business days following the Acceptance Time, the appropriate filings and notifications required by any governmental entity, and to provide as promptly as reasonably practicable any information and documents that may be reasonably requested pursuant to such requirements. Subject to the Transaction Agreement, Global Blue, Shift4 and Merger Sub will use reasonable best efforts to obtain all other third-party consents required in connection with the Offer and the Merger.

To the extent permissible under applicable law and in each case regarding the Offer and the Merger or any of the other transactions contemplated by the Transaction Agreement and the Merger Agreement to be entered into between Global Blue and Merger Sub, each of Global Blue and Shift4 will, in connection with the efforts referenced above to obtain the Transaction Approvals from governmental entities, use its reasonable best efforts to: (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) promptly inform the other party of any substantive communication received by such party from, or given by such party to, any governmental entity and of any substantive communication received or given in connection with any proceeding by a private party; (iii) give the other party, or the other party’s legal counsel, reasonable opportunity, in advance of the transmission thereof, to review and comment on any substantive communication given by it to, and consult with each other in advance of any material meeting, conference or substantive communication with, any governmental entity or, in connection with any proceeding by a private party, with any other person; and (iv) unless prohibited by a governmental entity or other person, give the other party and its legal counsel the opportunity to attend and participate in such material meetings, conferences and substantive communications. Each of Global Blue and Shift4 will furnish to the other copies of all substantive filings, submissions, material correspondence and material communications from or with any governmental entity (or any other person in connection with any proceeding initiated by a private party) in connection with the Offer and the Merger and the other transactions contemplated by the Transaction Agreement and the Merger Agreement. Global Blue and Shift4 may, as each deems advisable and necessary, reasonably designate material provided to the other party as

“Outside Counsel Only Material,” and may redact the material as each deems necessary to (A) remove references concerning valuation, (B) comply with contractual arrangements, (C) address legal privilege or confidentiality concerns, or (D) comply with applicable law. Furthermore, Shift4 may arrange and attend meetings with governmental entities in relation to the Transaction Approvals without the participation of Global Blue, to the extent necessary to protect confidential, commercially sensitive or personal information relating to Shift4 or its affiliates. Without limiting any of Shift4’s obligations under the Transaction Agreement, Shift4 will control the ultimate strategy for securing approvals and expiration of relevant waiting periods under any applicable laws relating to the Transaction Approvals.

Notwithstanding the foregoing, Shift4 will, and will cause its controlled affiliates to take all actions necessary to obtain any authorization, consent or approval of a governmental entity necessary or advisable under any applicable law so as to enable the consummation of the transactions contemplated under the Transaction Agreement to occur as expeditiously as possible (and in any event no later than the End Date) and to resolve, avoid or eliminate any impediments or objections, if any, that may be asserted with respect to the transactions contemplated thereby, including: (i) taking such actions and agreeing to such requirements or conditions to mitigate any concerns as may be requested or required by a governmental entity in connection with any governmental filing, (ii) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of, or holding separate of, businesses, product or product lines, operations, investments, companies, rights or assets of Shift4 or its controlled affiliates (including, after the Acceptance Time, Global Blue and its subsidiaries) or any interest therein (including entering into customary ancillary agreements relating to any such sale, divestiture, licensing or disposition of such businesses, product or product lines, operations, investments, companies, rights or assets), or agreeing to any other structural or conduct remedy, (iii) terminating or restructuring existing relationships, contractual or governance rights or obligations of Shift4 or its controlled affiliates (including, after the Acceptance Time, Global Blue and its subsidiaries), (iv) terminating any venture or other arrangement of Shift4 or its controlled affiliates, including by ceasing existing operations of Shift4 or its controlled affiliates (including, after the Acceptance Time, Global Blue and its subsidiaries) and (v) otherwise taking or committing to take actions that after the Acceptance Time would limit Shift4’s or its controlled affiliates’ (including, after the Acceptance Time, Global Blue and its subsidiaries) freedom of action with respect to, or its ability to retain or control, one or more of the businesses, product or product lines, operations, investments, companies, rights or assets of Shift4 and its controlled affiliates (including, after the Acceptance Time, Global Blue and its subsidiaries) (each of the foregoing, a “Remedy”); provided, that, and notwithstanding anything to the contrary in the Transaction Agreement, Shift4 and its affiliates will not be required to take any action or agree to any requirement or condition that, individually or in the aggregate, would, or would reasonably be expected to have, a Burdensome Effect; provided, further, that nothing in the Transaction Agreement will obligate Global Blue and its subsidiaries, on the one hand, and Shift4 or any of Shift4’s controlled affiliates, on the other hand, to take or agree to take any such action not conditioned on the consummation of the Acceptance Time. A “Burdensome Effect” means a (A) material adverse effect on Shift4 and its subsidiaries (other than Global Blue and its subsidiaries), taken as a whole or (B) a material adverse effect on Global Blue and its subsidiaries, taken as a whole. Global Blue will not, without Shift4’s prior written consent commit to, or discuss, any Remedy with any governmental entity.

In furtherance and not in limitation of the covenants of the parties, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging the Merger or any other transaction contemplated by the Transaction Agreement as violative of any applicable laws, each of Shift4 and Merger Sub will (and Shift4 will cause its controlled affiliates to), at their cost and expense, use reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any action, decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts the completion of the Offer or consummation of the Merger. Shift4 will be entitled to direct the defense of any such administrative or judicial action or proceeding by, or negotiations with, any governmental entity or other person relating to the Merger or Transaction Approvals under applicable law.

From the date of the Transaction Agreement until the earlier to occur of the Acceptance Time and the termination of the Transaction Agreement in accordance with its terms, neither Shift4 nor Merger Sub nor any of their affiliates will acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets or equity interests, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation would reasonably be expected to: (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any of the Transaction Approvals; (ii) materially increase the risk of any governmental entity in any applicable jurisdiction seeking or entering an order prohibiting the consummation of the transactions contemplated by the Transaction Agreement or the Merger Agreement to be entered into between Global Blue and Merger Sub; or (iii) materially increase the risk of not being able to remove any such order on appeal or otherwise.

No Solicitation

Except as expressly permitted by the Transaction Agreement, from and after the date of the Transaction Agreement until the earlier of the Acceptance Time and the termination of the Transaction Agreement in accordance with its terms, Global Blue will and will cause its subsidiaries and each of its and their respective directors, officers and employees to, and will direct and use reasonable best efforts to cause its other controlled affiliates or any advisors, attorneys, accountants, consultants or other representatives (acting in such capacity) retained by itself or any of its controlled affiliates (together with its directors, officers, employees, “Representatives”) to immediately cease any existing solicitation, encouragement, discussions or negotiations with any person or group relating to any Takeover Proposal or any discussion that would reasonably be expected to lead to a Takeover Proposal. With respect to any person or group with whom such discussions or negotiations have been terminated, Global Blue will promptly (and in any event within two (2) business days of the date of the Transaction Agreement) (i) require such person or group return or destroy in accordance with (but only to the extent of) the terms of the applicable confidentiality agreement any information furnished by or on behalf of Global Blue and (ii) shut down the applicable person’s or group’s access to any physical or electronic “data room” maintained by Global Blue or its Representatives or analogous access to information.

From and after the date of the Transaction Agreement until the earlier of the Acceptance Time and the termination of the Transaction Agreement in accordance with its terms, Global Blue will not, and will cause its subsidiaries not to, and will use reasonable best efforts to cause its and its subsidiaries’ respective directors, officers, employees not to, and will use its reasonable best efforts to cause its other Representatives not to, directly or indirectly,

•	solicit, initiate, propose, knowingly encourage or knowingly facilitate any inquiry, discussion, offer or request that constitutes, or would reasonably be expected to lead to a Takeover Proposal;

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enter into, continue, initiate or otherwise participate in any discussions (except to notify a person of the existence of such no solicitation provisions of the Transaction Agreement) or negotiations regarding, or furnish to any person (other than to Shift4 and its Representatives) any non-public information regarding Global Blue or any of its subsidiaries, or afford to any person (other than to Shift4 and its Representatives) access to the properties, books, records, officers or personnel of Global Blue or any of its subsidiaries in connection with any Takeover Proposal or any inquiry, discussion or request that would reasonably be expected to lead to a Takeover Proposal;

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approve, endorse, adopt or recommend, or publicly propose to approve, endorse, adopt or recommend, any Takeover Proposal or submit to the vote of its shareholders any Takeover Proposal before the termination of the Transaction Agreement in accordance with the terms thereof;

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enter into or execute, or approve or recommend or publicly propose to approve or recommend the entering into of any letter of intent, memorandum of understanding, amalgamation or merger agreement or other agreement, arrangement or understanding relating to any Takeover Proposal before the termination of the Transaction Agreement in accordance with the terms thereof (other than a Company Acceptable Confidentiality Agreement (as defined below)); or

•	formally authorize any of, or commit, resolve or agree to do any of, the foregoing.

Any violation of the above restrictions by any of Global Blue’s directors, executive officers, senior managers, financial advisors, legal counsel or accountants will be deemed to be a breach of such above restrictions by Global Blue.

From and after the date of the Transaction Agreement until the earlier of the Acceptance Time and the termination of the Transaction Agreement in accordance with its terms, nothing will prohibit Global Blue or its subsidiaries and Representatives at any time following the receipt by Global Blue of any Takeover Proposal from participating in any discussions or negotiations with, furnishing information to or waiving, modifying or electing not to enforce any confidentiality or “standstill” or similar obligation of, the person making such Takeover Proposal and its Representatives, if the Global Blue board determines in good faith, after consultation with its outside legal counsel and financial advisor, that such Takeover Proposal constitutes a Superior Proposal or would reasonably be likely to lead to a Superior Proposal; provided that (i) before Global Blue may furnish any information to, or negotiate with, any person with respect to such a Takeover Proposal, Global Blue will enter into a confidentiality agreement with such person containing confidentiality and use restriction terms, and “standstill” or similar obligations, not less restrictive in the aggregate to such person and its Representatives than the provisions of the Confidentiality Agreement are to Shift4 and its Representatives and that does not contain any provision that would prevent Global Blue from complying with its obligation to provide any disclosure to Shift4 pursuant to the Transaction Agreement (a “Company Acceptable Confidentiality Agreement”), and (ii) all such information has previously been made available to Shift4 and its Representatives or will be so made available substantially concurrently with the time it is provided to such person (and in any event within 24 hours).

From and after the date of the Transaction Agreement until the earlier of the Acceptance Time and the termination of the Transaction Agreement in accordance with its terms, (i) as promptly as reasonably practicable (and in any event, within 36 hours), after (A) receipt of any Takeover Proposal or (B) request for non-public information or inquiry or any discussions, negotiations are sought to be initiated with, Global Blue or any of its Representatives that constitute a Takeover Proposal, Global Blue will provide to Shift4 with written notice including, the identity of the person making the Takeover Proposal or seeking such information or discussions or negotiations (unless, in each case, such disclosure is prohibited pursuant to the terms of any confidentiality agreement with such person in effect as of the date of the Transaction Agreement), and the material terms and conditions of such Takeover Proposal (including copies of any proposed definitive transaction agreement and any related financing commitments, as applicable), (ii) in event that such person modifies its Takeover Proposal in any material respect, Global Blue will provide Shift4 with written notice within 36 hours after receipt of such modified Takeover Proposal of the fact that such Takeover Proposal has been modified and the terms of such modification or proposed modification (including copies of any material written documentation reflecting such modification and a written summary of any material terms delivered verbally, as applicable) and (iii) Global Blue will keep Shift4 adequately informed (orally or in writing) on a reasonably prompt basis of the status of the discussions and negotiations referenced in clauses (i) and (ii).

A “Takeover Proposal” means with respect to Global Blue, any proposal, indication of interest or offer from any person or group (other than Shift4 or any of its subsidiaries) relating to, in a single transaction or series of related transactions, whether through (a) a merger, share exchange, consolidation, amalgamation, business combination, recapitalization, dissolution, liquidation or similar transaction involving Global Blue, (b) the direct or indirect acquisition of more than 20% of the assets or business (whether based on the revenue or net income) of Global Blue and its subsidiaries, on a consolidated basis (in each case, including securities of the subsidiaries of Global Blue), (c) the direct or indirect acquisition of more than 20% (whether by voting power or number of shares) of Global Blue Shares, or (d) recapitalization, tender offer (including a self-tender offer) or exchange offer that if consummated would result in any person or group beneficially owning more than 20% (whether by voting power or number of shares) of Global Blue Shares.

A “Superior Proposal” means a bona fide unsolicited Takeover Proposal (with all references to “20% or more” in the definition of Takeover Proposal being deemed to be references to “more than 50%”), that did not result from a material breach of the Transaction Agreement and made in writing that is on terms that the Global Blue board determines in good faith (after consulting with its financial advisor and outside legal counsel), taking into account all relevant circumstances (including timing, likelihood of consummation and other aspects of such Takeover Proposal), to be in the interest of Global Blue and is more favorable to Global Blue’s interest (and its shareholders) from a financial point of view than the Offer and the other transactions contemplated hereby.

The Global Blue Board’s Recommendation and Actions

Except as expressly permitted by the terms of the Transaction Agreement, Global Blue has agreed in the Transaction Agreement that Global Blue board will not (each, an “Adverse Recommendation Change”):

•	withhold, withdraw, modify or qualify or publicly propose to withhold, withdraw, modify or qualify the Global Blue Recommendation, in each case, in a manner adverse to Shift4;

•	fail to include the Global Blue Recommendation on the Schedule 14D-9;

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if a tender offer or exchange offer that constitutes a Takeover Proposal is commenced, fail to a recommend against acceptance of such Takeover Proposal within ten (10) business days after the commencement of such offer (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders) (it being understood and agreed that any “stop, look and listen” disclosure pursuant to Rule 14d-9(f) under the Exchange Act prior to the end of such period will not be a failure to recommend against such Takeover Proposal);

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formally authorize, adopt, approve or recommend or publicly propose to formally authorize, adopt, approve or recommend or otherwise declare advisable (publicly or otherwise) any Takeover Proposal made or received after the date of the Transaction Agreement; or

•	formally authorize, cause or permit Global Blue to enter into any definitive agreement with respect to a Superior Proposal.

Notwithstanding anything to the contrary in the Transaction Agreement, at any time prior to the Acceptance Time but not after, the Global Blue board may, subject to compliance with the Transaction Agreement, make an Adverse Recommendation Change in response to an event, occurrence, change, effect, condition, development or state of facts or circumstances (other than related to a Takeover Proposal or Superior Proposal, or any proposal that constitutes or would reasonably be expected to lead to a Takeover Proposal or Superior Proposal) that was neither known to, nor reasonably foreseeable by, the Global Blue board as of the date of the Transaction Agreement (or, if known, the consequences of which were not known or reasonably foreseeable to the Global Blue board as of the date of the Transaction Agreement) (an “Intervening Event”) if the Global Blue board has determined in good faith (after consultation with its legal counsel and financial advisors) that the failure to take such action would reasonably be expected to be inconsistent with Global Blue directors’ duties under applicable law.

Notwithstanding anything to the contrary in the Transaction Agreement, at any time prior to the Acceptance Time, but not after, if Global Blue has received a Takeover Proposal that the Global Blue board has determined in good faith (after consultation with its legal counsel and financial advisors) constitutes a Superior Proposal, the Global Blue board may (A) make an Adverse Recommendation Change and (B) authorize, adopt or approve such Superior Proposal and cause or permit Global Blue to enter into a definitive agreement with respect to such Superior Proposal substantially concurrently with the termination of the Transaction Agreement.

However, Global Blue may not make an Adverse Recommendation Change in response to a Superior Proposal or an Intervening Event or terminate the Transaction Agreement pursuant to the applicable termination provision unless:

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Global Blue notifies Shift4 in writing at least three business days before taking that action of its intention to do so, including the most current version of the relevant definitive transaction agreement (if any), and, if applicable, copies of any other documents evidencing or specifying the terms and conditions of such Superior Proposal (it being understood and agreed that any material amendment to the financial terms or any other material amendment of such Superior Proposal will require a new written notice by Global Blue and a new two (2) business day period);

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during the three business day period following Shift4’s receipt of the notice, Global Blue and its Representatives will negotiate with Shift4 and its Representatives in good faith (to the extent Shift4 so desires to negotiate) to make adjustments to the terms and conditions of the Transaction Agreement so that either the failure to make an Adverse Recommendation Change in response to such Intervening Event would no longer reasonably be expected to be inconsistent with Global Blue directors’ duties of care and loyalty under the applicable law or such Takeover Proposal would cease to constitute a Superior Proposal, as appropriate; and

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if Shift4 makes a proposal during such three business day period to adjust the terms and conditions of the Transaction Agreement, the Global Blue board will take into account any changes to the terms of the Transaction Agreement timely proposed by, and only to the extent binding on, Shift4 in determining whether to make such Adverse Recommendation Change or terminate the Transaction Agreement.

Fees and Expenses

Except as otherwise provided for in the Transaction Agreement, whether or not the Offer and the Merger are consummated, all fees and expenses incurred in connection with the Transaction Agreement and the transactions contemplated thereby will be paid by the party incurring such fees and expenses, except as otherwise expressly provided in the Transaction Agreement or in the Cost Reimbursement Agreement (as defined in Section 12—“The Transaction Agreement; Other Agreements—The Cost Reimbursement Agreement); provided that Shift4 will pay for all fees and expenses incurred in connection with the Transaction Approvals and the debt financing.

Indemnification; Directors’ and Officers’ Insurance

For ten (10) years from and after the Acceptance Time, Shift4 will and, to the extent applicable, will cause Global Blue or Merger Sub (as successor to Global Blue) to, to the fullest extent permitted by applicable law, indemnify, defend and hold harmless, and provide advancement of expenses to, each person who is now, or has been at any time before the date of the Transaction Agreement or who becomes before the Acceptance Time, a director or officer of Global Blue or its subsidiaries (the “Global Blue Indemnified Parties”) from and against all losses, claims, damages, costs, expenses, liabilities, penalties or judgments or amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of Global Blue or any of its subsidiaries, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or before the Acceptance Time, whether asserted or claimed before, at or following, the Acceptance Time, including matters, acts or omissions occurring in connection with the approval of the Transaction Agreement and the Merger Agreement and the consummation of the transactions contemplated thereby.

Following the Acceptance Time and for a period of ten (10) years thereafter, the organizational documents of Merger Sub (as successor to Global Blue) will include provisions for indemnification, advancement of expenses and exculpation of Global Blue Indemnified Parties at least as favorable as those in effect on the date of the Transaction Agreement. Following the Acceptance Time and for a period of ten (10) years thereafter, Global

Blue will, and Shift4 will cause Global Blue to, maintain in effect the provisions in its organizational documents providing for indemnification, advancement of expenses and exculpation of Global Blue Indemnified Parties, as applicable, with respect to the facts or circumstances occurring at or before the Acceptance Time, to the fullest extent permitted from time to time under applicable law, which provisions will not be amended in any way that would adversely affect the rights of any Global Blue indemnified person, except as required by applicable law.

Global Blue will, and Shift4 will cause Global Blue to, at no expense to the beneficiaries, either (at Shift4’s election) (i) continue to maintain in effect for six (6) years from the Acceptance Time directors’ and officers’ liability insurance and fiduciary liability insurance having terms and conditions at least as favorable to Global Blue Indemnified Parties as Global Blue’s current directors’ and officers’ liability insurance and fiduciary liability insurance (the “Global Blue Current Insurance”) with respect to matters existing or occurring at or before the Acceptance Time (including the transactions contemplated under the Transaction Agreement), or (ii) purchase a six year extended reporting period endorsement or “tail” policy with respect to Global Blue Current Insurance and maintain this endorsement in full force and effect for its full term. To the extent purchased after the date of the Transaction Agreement and before the Acceptance Time, such insurance policies will be placed through such broker(s) and with such insurance carriers as may be specified by Global Blue and as are reasonably acceptable to Shift4. Notwithstanding the foregoing, in no event will Shift4 or Merger Sub (as successor to Global Blue) be required to expend (1) for any such policies contemplated by the Transaction Agreement an annual premium amount in excess of 350% of the annual premiums currently paid by Global Blue for such insurance or (2) for any such tail policy contemplated by the Transaction Agreement an aggregate amount that is more than 350% of the last annual premium paid by Global Blue with respect to Global Blue Current Insurance; provided that, if the premiums of any such insurance coverage exceed such amount, Shift4, Global Blue or Merger Sub (as successor to Global Blue) will obtain a policy with the greatest coverage available for a cost not exceeding such amount.

If Shift4, Global Blue or Merger Sub (as successor to Global Blue) or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving entity or entity of such consolidation or (ii) transfers or conveys all or substantially all of its properties and assets to any person (including by dissolution), then, and in each such case, Shift4 will cause proper provision to be made so that the successors and assigns of Shift4, Global Blue or Merger Sub (as successor to Global Blue) assume and honor the indemnification and insurance obligations set forth in the Transaction Agreement.

From the Acceptance Time and for a period of ten (10) years thereafter, Shift4 and Global Blue agree not to, directly or indirectly, amend, modify, limit or terminate the indemnification, advancement of expenses and exculpation provisions contained in certain corporate policies listed in the Global Blue Disclosure Letter that would adversely affect the rights of those Global Blue Indemnified Parties thereunder, in each case, except as required by applicable law.

The indemnification and insurance provisions contained in the Transaction Agreement (i) are expressly intended to be for the benefit of, and will be enforceable by, each Global Blue Indemnified Party, his or her heirs and legal representatives; and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise. Shift4, Global Blue and Merger Sub (as successor to Global Blue), as applicable, will pay or cause to be paid (as incurred) all expenses, including reasonable fees and expenses of counsel, that a Global Blue Indemnified Party incurred in enforcing the indemnity and other obligations provided for in the Transaction Agreement (subject to reimbursement if the Global Blue Indemnified Party is subsequently determined not to be entitled to indemnification under the Transaction Agreement).

Shift4 agrees to, and will procure that each of its affiliates, including Merger Sub (and, from and after the Acceptance Time, Global Blue and its subsidiaries), will refrain from making and enforcing any claim against the current members of Global Blue’s and its subsidiaries’ respective boards of directors and executive management for any claims, damages, obligations or other liabilities that Global Blue, any of its subsidiaries or any of its or their respective Representatives has or may have suffered arising out of any event, change, fact or occurrence occurring on or before the Acceptance Time in connection with any breach of duty owed to Global Blue or any of its subsidiaries; provided that the foregoing will not apply in connection with any breach committed with intent, gross negligence or fraud by a director or member of the executive management, as the case may be.

Employee Benefits

As of the Acceptance Time, Shift4 will, or will cause one of its subsidiaries to, continue to employ each person employed by Global Blue or any of its subsidiaries as of the Acceptance Time (such employees, collectively, the “Continuing Employees”).

From the Acceptance Time through the first anniversary of the closing date of the Merger, Shift4 will (or will cause its subsidiaries to) provide each Continuing Employee with (i) a base salary or hourly wage that is no less than the base salary or hourly wage that such Continuing Employee received from Global Blue or any of its subsidiaries immediately prior to the Acceptance Time, (ii) annual incentive compensation opportunities (excluding any equity incentive plans, change in control or retention pay or benefits) that are substantially comparable in the aggregate to the incentive compensation opportunities provided to such Continuing Employees by Global Blue or any of its subsidiaries immediately prior to the Acceptance Time, (iii) employee benefits (other than equity incentive plans, severance or redundancy benefits, defined benefit (including defined benefit pensions), nonqualified deferred compensation, change in control, retention or similar benefits, perquisites, fringe benefits, retiree medical and welfare benefits) that are substantially comparable in the aggregate to the greater of (x) such employee benefits provided to such Continuing Employees by Global Blue or any of its subsidiaries immediately prior to the Acceptance Time or (y) such employee benefits provided to similarly situated employees of Shift4 or any of its subsidiaries and (iv) severance benefits that are no less favorable in the aggregate than the severance benefits described in the Global Blue Disclosure Letter.

To the extent that Global Blue has not paid annual bonuses for the 2025 fiscal year generally to its Continuing Employees prior to the Acceptance Time, Shift4 will, or will cause one of its subsidiaries to, pay, no later than the date on which such 2025 fiscal year annual bonuses would have otherwise been paid to such Continuing Employees by Global Blue or its applicable subsidiary, such bonuses to Continuing Employees in the amounts (less any applicable withholding) determined by the compensation committee of Global Blue prior to the Acceptance Time in accordance with the applicable Global Blue benefit plan(s).

Notification of Certain Matters

Prior to the Acceptance Time, Global Blue will promptly notify Shift4, and Shift4 will promptly notify Global Blue, of (a) any notice or other communication received by such party (i) from any person alleging that the approval or consent of such person is or may be required in connection with the transactions contemplated under the Transaction Agreement or (ii) from any governmental entity or the NYSE (or any other securities market) in connection with the transactions contemplated under the Transaction Agreement, in each case, if the subject matter of such communication or the failure of such party to obtain such consent, individually or in the aggregate, would reasonably be expected to have a Global Blue Material Adverse Effect or a Shift4 Material Adverse Effect, as applicable and (b) any action commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its subsidiaries that relate to the transactions contemplated under the Transaction Agreement; provided, however, that delivery of any notice will not cure any breach of or otherwise limit or affect the remedies available hereunder to any party. Failure to comply with the notification requirement will not result in the failure of any Offer Conditions to be satisfied, unless such condition would have otherwise been satisfied but for such failure to comply with such notification requirement.

Global Blue will promptly notify Shift4 in writing of any action relating to the Transaction Agreement by any stockholder or purported stockholder of Global Blue, and permit Shift4 to be kept apprised of proposed defense strategy and other significant decisions with respect to the litigation, consistent with the common interest of

Shift4 and Global Blue in these matters and the applicable privileges and protections provided therein. Global Blue will (a) give Shift4 the right to review and comment on all filings or responses to be made before such filings or responses are made by Global Blue in connection with such action (and Global Blue will consider such comments in good faith) and (b) not settle or offer to settle any such action without the prior written consent of Shift4, which consent will not be unreasonably withheld, conditioned or delayed.

Financing Assistance

Global Blue will use reasonable best efforts to provide to Shift4, and will cause its subsidiaries and Global Blue’s and such subsidiaries’ respective officers, directors, advisors and employees to use their reasonable best efforts to provide to Shift4, at Shift4’s sole cost and expense, such cooperation as may be reasonably requested by Shift4 in connection with the debt financing, including:

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furnishing Shift4 with such pertinent and customary information regarding Global Blue and its subsidiaries as may be reasonably requested by Shift4 in connection with the debt financing; provided that (A) Global Blue will only be obligated to deliver financial information to the extent such information may be obtained from the books and records of Global Blue and (B) Global Blue will not be obligated to furnish any of the excluded information as expressly provided in the Transaction Agreement;

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causing Global Blue’s and Global Blue’s subsidiaries’ independent accountants, as reasonably requested by Shift4, to (A) provide customary consents to the use of their audit reports on the financial statements of Global Blue and Global Blue’s subsidiaries in any materials relating to, or any applicable filings made with the SEC related to, such debt financing, (B) provide, consistent with customary practice, “comfort letters,” including customary “negative assurances” (including drafts thereof which such accountants are prepared to issue at the time of pricing and at closing of any offering or placement of the debt financing) necessary and reasonably requested by Shift4 in connection with any capital markets transaction comprising a part of such debt financing, and (C) participate in reasonable and customary due diligence sessions, which sessions will be telephonic or held by videoconference and held at reasonable and mutually agreeable times;

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upon reasonable prior notice, causing members of management of Global Blue to participate in a reasonable number of lender presentations, road shows, due diligence sessions, drafting sessions and sessions with providers or potential providers of the debt financing and rating agencies to the extent contemplated by the debt financing documents, in each case, in connection with the debt financing at reasonable times to be mutually agreed;

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reasonably assisting Shift4 and causing members of management of Global Blue to reasonably assist Shift4 in its preparation of customary “public side” and “private side” bank information memoranda, lender and investor presentations, rating agency presentations, road show materials, projections, prospectuses, bank syndication materials, offering memoranda, private placement memoranda, credit agreements, definitive financing documents (as well as customary certificates and “backup” support) and similar or related documents to be prepared by Shift4 in connection with such financings (collectively, “Debt Materials”); provided that no such Debt Materials will be issued by Global Blue or any of its subsidiaries;

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reasonably facilitating (1) the pledging of shares in Global Blue by Merger Sub (provided that (A) none of the related documents or certificates will be executed and/or delivered except in connection with the consummation of the Offer and (B) the effectiveness thereof will be conditioned upon, or become operative after, the consummation of the Offer) and (2) the pledging of other collateral and the provision of guarantees (provided that (A) none of the related documents or certificates will be executed and/or delivered except in connection with the consummation of the Merger and (B) the effectiveness thereof will be conditioned upon, or become operative after, the consummation of the Merger, and in no event will any related corporate approval, signing or perfection actions occur prior to completion of the Merger);

•

providing, at least three business days prior to the date of the Acceptance Time, Shift4 with all documentation and other information with respect to Global Blue as have been reasonably requested in writing by Shift4 at least nine) business days prior to the date of the Acceptance Time that is required in connection with the debt financing with respect to or to evidence compliance with applicable laws, including under applicable “know-your-customer” and anti-money laundering rules and regulations;

•

assisting with the preparation of any debt financing documents as may be reasonably requested by Shift4 by providing information for the completion of any schedules thereto, solely to the extent such materials relate to information concerning Global Blue or its subsidiaries; and

•

taking such actions as may be required or reasonably requested by Shift4 in connection with the repayment of the indebtedness under certain existing finance documents, including the delivery of any applicable notices of repayment in accordance with the terms of such existing finance documents.

Notwithstanding anything to the contrary in the Transaction Agreement, (i) such requested cooperation will (A) not materially disrupt or interfere with the business or the operations of Global Blue or its subsidiaries or (B) not be reasonably expected to cause competitive harm to Global Blue or its subsidiaries, (ii) nothing in the Transaction Agreement will require cooperation to the extent that it would (A) subject any of Global Blue’s or its subsidiaries’ respective directors, managers, officers or employees to any actual or potential personal liability, (B) reasonably be expected to conflict with, or violate, Global Blue’s and/or any of its subsidiaries’ organizational documents or any applicable law or order, or result in the contravention of, or violation or breach of, or default under, any contract to which Global Blue or any of its subsidiaries is a party (solely to the extent the applicable provision was not entered into as contemplated by the Transaction Agreement), (C) cause any condition to the Offer or the closing of the Merger to not be satisfied or (D) cause any breach of the Transaction Agreement or cause any representation or warranty in the Transaction Agreement to be breached or become inaccurate, (iii) neither Global Blue nor any of its subsidiaries will be required to (A) pay any commitment or other similar fee or incur or assume any liability or other obligation in connection with the debt financings contemplated by the debt commitment letter, the debt financing documents or the debt financing or be required to take any action that would subject it to actual or potential liability, to bear any cost or expense or to make any other payment or agree to provide any indemnity in connection with the debt commitment letter, the debt financing documents, the debt financing or any information utilized in connection therewith prior to the closing of the Merger for which it is not promptly reimbursed, (B) deliver or obtain opinions of internal or external counsel, (C) provide access to or disclose information where Global Blue determines in good faith (after consultation with counsel) that such access or disclosure would result in the loss of attorney-client privilege or (D) waive or amend any terms of the Transaction Agreement or any other contract to which Global Blue or its subsidiaries is party, and (iv) none of Global Blue’s subsidiaries or their respective directors, officers or employees will be required to execute, deliver or enter into, or perform any agreement, document or instrument, including any debt financing document or other agreements, pledge or security documents, with respect to the debt financing (other than customary representation letters required in connection with the provision of any “comfort letters” or customary authorization letters with respect to bank information memoranda) that is not contingent upon the occurrence of the Effective Time that would be effective prior to the Effective Time and the directors and managers of Global Blue will not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the debt financing is obtained unless Shift4 has determined that such directors and managers are to remain as directors and managers of Global Blue on and after the Effective Time and such resolutions are contingent upon the occurrence of, or only effective as of, the Effective Time. Global Blue hereby consents to the use of its logos in connection with the debt financing, so long such logos (i) are used solely in a manner that is not intended to or reasonably likely to harm or disparage Global Blue and/or its subsidiaries and (ii) are used solely in connection with a description of Global Blue, the Offer or the Merger (including in connection with any Debt Materials or other marketing materials related to the debt financing).

Shift4 (i) will promptly, upon request by Global Blue, reimburse Global Blue for all reasonable and documented out-of-pocket fees, costs and expenses (including (A) reasonable outside attorneys’ fees and (B) fees and expenses of Global Blue’s accounting firms engaged to assist in connection with the debt financing, including performing additional requested procedures, reviewing any offering documents, participating in any meetings and providing any comfort letters) to the extent incurred by Global Blue, any of its subsidiaries or their respective directors, officers, employees, accountants, consultants, legal counsel, agents, investment bankers and other representatives in connection with the cooperation of Global Blue and its subsidiaries contemplated by the Transaction Agreement and (ii) will indemnify, defend and hold harmless Global Blue and its subsidiaries and their respective directors, officers, employees, accountants, consultants, legal counsel, agents, investment bankers and other representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with arrangement of the debt financing and the performance of their respective obligations under the Transaction Agreement except to the extent resulting from the gross negligence, bad faith, fraud or willful misconduct of Global Blue or any of its subsidiaries or representatives.

Debt Financing

Shift4 and Merger Sub will, use reasonable best efforts to take actions and to do all things necessary to arrange, obtain and consummate the debt financing at or prior to the Acceptance Time. Without limiting the generality of the preceding sentence, each of Shift4 and Merger Sub agrees, to (i) use reasonable best efforts to negotiate, finalize and execute prior to Acceptance Time the debt financing documents (A) on the terms and conditions described in the debt commitment letter or (B) on such other terms as may be acceptable to both Shift4 and the applicable debt financing sources; provided that such other terms do not contain any Prohibited Changes (as defined below), (ii) keep in full force and effect the debt commitment letter or, if applicable the debt financing documents, in each case, in accordance with their respective terms (provided, that Shift4 and Merger Sub may replace or amend the debt commitment letter subject to the Transaction Agreement), (iii) use reasonable best efforts to satisfy on a timely basis (or obtain the waiver of) all applicable conditions to the initial funding of the debt financing set forth in the debt commitment letter or, if applicable, the debt financing documents, in each case that are required to be satisfied by Shift4 or Merger Sub at or prior to the Acceptance Time, (iv) use reasonable best efforts to procure the consummation of the debt financing at the Acceptance Time (in an amount, together with any available cash and other sources of immediately available funds of Shift4 and its subsidiaries, sufficient to enable Shift4 and its subsidiaries to pay all fees, costs, expenses and other amounts, in each case, required to be paid by Shift4 and its subsidiaries at the Acceptance Time and on or prior to the date of the closing of the Merger (the “Closing Date”) in accordance with the Transaction Agreement (such amount, the “Required Amount”)) and (v) use reasonable best efforts to enforce their rights under the debt commitment letter or, if applicable, the debt financing documents to the extent necessary to consummate the transactions contemplated herein. Upon the reasonable request of Global Blue, Shift4 will keep Global Blue informed on a reasonably current basis in reasonable detail of any material developments in the status of its efforts to arrange the debt financing (or Alternative Financing) (including providing copies of definitive financing documents to the extent reasonably necessary to allow Global Blue to monitor the progress of such efforts, in each case, which may be redacted with respect to fee amounts and any other economic terms).

In the event any portion of the debt financing becomes unavailable on the terms and conditions contemplated in the debt commitment letter for any reason (except in accordance with the provisions of the debt commitment letter) in an amount, or to the extent that Shift4 reasonably believes in good faith that it will not have funds available at the Acceptance Time and on the Closing Date that are, in each case, sufficient to enable Shift4 and its subsidiaries to pay the Required Amount payable at such time in full, (i) Shift4 will promptly notify Global Blue in writing and (ii) Shift4 and Merger Sub will use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to arrange to obtain alternative financing from alternative sources (the “Alternative Financing”) as promptly as practicable following the occurrence of such event, in an amount sufficient, when added to the portion of the debt financing that is and remains available to Shift4 and any available cash and other sources of immediately available funds of Shift4 and its subsidiaries, to consummate the transactions contemplated by the Transaction Agreement and to pay the Required Amount, and to obtain and provide Global Blue with a copy of, the new financing commitment that provides for such

Alternative Financing (the “Alternative Financing Commitment Letter”), which Alternative Financing Commitment Letter will not include any terms or conditions that would, or would be reasonably expected to constitute a Prohibited Change. As applicable, references in the Transaction Agreement (other than with respect to representations in the Transaction Agreement made by Shift4 that speak as of the date of the Transaction Agreement) (A) to the debt financing will include any such Alternative Financing, (B) to the debt commitment letter will include any such Alternative Financing Commitment Letter and (C) to debt financing documents will include the definitive documentation relating to any such Alternative Financing. Shift4 will promptly deliver to Global Blue true and complete copies of all debt commitment letters pursuant to which any such alternative source has committed to provide Shift4 and Merger Sub with any portion of the debt financing necessary to fund the Required Amount (provided that any fee letters in connection therewith may be redacted respect to fees and other economic terms).

Shift4 will promptly notify Global Blue in writing of its knowledge of the occurrence, prior to the Acceptance Time, of any of the following: (i) termination, withdrawal, repudiation, rescission, cancellation or expiration of any debt commitment letter or, if applicable, debt financing document, in each case, other than in accordance with their respective terms, (ii) any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) under any debt commitment letter or debt financing document by any party thereto, (iii) receipt by any of Shift4, Merger Sub or any of their respective affiliates or Representatives of any written notice or other written communication from any debt financing source, in each case, party to any debt commitment letter or, if applicable, debt financing document with respect to (A) any actual, threatened or alleged breach, default, termination (except in accordance with its terms), withdrawal, rescission or repudiation by any party to any debt commitment letter or debt financing document or any provision of any debt commitment letter or debt financing document (including any proposal by any debt financing source, lender or other person to withdraw, terminate, repudiate, rescind or make a material change in the terms of (including the obligation and/or amount necessary to fund the Required Amount by) any debt commitment letter or debt financing document, in each case, other than in accordance with their respective terms) or (B) material dispute or disagreement between or among any parties to any debt commitment letter or debt financing document with respect to their obligation to fund the debt financing at the Acceptance Time or (iv) if for any reason Shift4 in good faith believes that it is reasonably likely that it will not be able to obtain debt financing in an amount, together with any available cash and other sources of immediately available funds of Shift4 and its subsidiaries, sufficient to enable Shift4 and its subsidiaries to pay the Required Amount at the Acceptance Time and on the Closing Date, as applicable. As soon as reasonably practicable, but in any event within two (2) business days following written request from Global Blue, Shift4 will provide Global Blue with any and all information reasonably requested by Global Blue relating to any circumstance referred to above.

Shift4 and Merger Sub will not (without the prior written consent of Global Blue) permit or consent to or agree to any amendment, restatement, replacement, supplement, termination, reduction or other modification or waiver of any provision or remedy under, the debt commitment letter or any debt financing document to the extent that such amendment, restatement, supplement, termination, reduction, modification or waiver would reasonably be expected to (i) impose new or additional conditions precedent to the initial funding of the debt financing or otherwise change, amend, modify or expand any of the conditions precedent to the initial funding of the debt financing, (ii) result in the early termination of the debt commitment letter (except as set forth therein) or any debt financing document in a way that would reasonably be expected to prevent, impede or delay the consummation of the transactions contemplated by the Transaction Agreement to occur at the Acceptance Time and on the Closing Date, (iii) impair, delay or prevent the availability of all or a portion of the debt financing or reduce the aggregate cash amount of the debt financing (including by changing the amount of fees to be paid or original issue discount of the debt financing), in each case, to the extent that Shift4 would not have (together with any available cash and other sources of immediately available funds of Shift4 and its subsidiaries) sufficient sources of funding to enable Shift4 and its subsidiaries to pay the Required Amount at the Acceptance Time and on the Closing Date, as applicable, or (iv) otherwise adversely affect the ability of the Shift4 to enforce its rights under the debt commitment letter or any debt financing document or to consummate the transactions contemplated by the Transaction Agreement or the timing of the closing of the Merger, including by making the funding of the debt financing (in an amount, together with any available cash and other sources of immediately available funds of Shift4 and its subsidiaries, sufficient to enable Shift4 and its subsidiaries to pay the Required Amount at the Acceptance Time and at the closing of the Merger, as applicable) less likely to occur (the foregoing clauses (i) through (iv), the “Prohibited Changes”); provided, however, for the avoidance of doubt, Shift4 and Merger Sub may amend, replace, supplement and/or modify the debt commitment letter solely to add lenders, lead arrangers, bookrunners, syndication agents or similar entities as parties thereto who had not executed the debt commitment letter as of the date of the Transaction Agreement. Shift4 will furnish to Global Blue a copy of any amendment, restatement, replacement, supplement, modification, waiver or consent of or relating to the debt commitment letter or the debt financing documents promptly upon execution of the Transaction Agreement. For purposes of the Transaction Agreement (other than with respect to representations in the Transaction Agreement made by Shift4 that speak as of the date of the Transaction Agreement), references to the “debt commitment letter” will include such document as permitted or required by the Transaction Agreement to be amended, restated, replaced, supplemented or otherwise modified or waived, in each case from and after such amendment, restatement, replacement, supplement or other modification or waiver.

If the debt commitment letter is replaced, amended, supplemented or modified, including as a result of obtaining Alternative Financing, or if Shift4 substitutes other debt financing for all or any portion of the debt financing in accordance with the Transaction Agreement, Shift4 will comply with its obligations under the Transaction Agreement with respect to the debt commitment letter as so replaced, amended, supplemented or modified to the same extent that Shift4 were obligated to comply prior to the date the debt commitment letter was so replaced, amended, supplemented or modified. Notwithstanding anything in the Transaction Agreement to the contrary, compliance by Shift4 with the financing covenant will not relieve Shift4 or Merger Sub of its obligation to consummate the transactions contemplated by the Transaction Agreement whether or not the debt financing is available and Shift4 acknowledges that the Transaction Agreement and the transactions contemplated hereby are not contingent on Shift4 or Merger Sub’s ability to obtain the debt financing (or any alternative financing) or any specific term with respect to such financing.

Stock Exchange Delisting; Deregistration

Prior to the closing date of the Merger, Global Blue will use reasonable best efforts to cooperate with Shift4 and to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of the NYSE to enable the delisting by Merger Sub (as successor to Global Blue) of the Global Blue Shares from the NYSE as promptly as practicable after the Effective Time and the deregistration of the Global Blue Shares under the Exchange Act at the Effective Time.

Debt Payoff

At least three business days prior to the Acceptance Time, Global Blue will use reasonable best efforts to deliver or cause to be delivered to Shift4 (i) an executed payoff letter (or letters) in customary form for certain existing finance documents, and (ii) customary encumbrance releases and other security releases, guarantee releases and termination documentation, to allow for the payoff, discharge and termination of such indebtedness, security interests and guarantees no later than the Acceptance Time and (b) Shift4 will pay, or cause Global Blue to pay, the payoff amount at the Acceptance Time.

Termination of Contracts

At the Acceptance Time, except as otherwise may be agreed in writing by Shift4, Global Blue will use reasonable best efforts to deliver to Shift4 customary documentary evidence of the termination of certain contracts set forth on the Global Blue Disclosure Letter.

Swiss Tax Rulings

Each of Global Blue and Shift4 acknowledges that (i) Global Blue will have primary responsibility for obtaining the written answer from the Swiss Federal Tax Administration with respect to a written confirmation that the transaction structure does not result in Swiss withholding tax being triggered or imposed on Global Blue or Merger Sub as a result of or in connection with the Merger pursuant to the liquidation by proxy doctrine and old reserves doctrine (the “Required SFTA Tax Ruling”), including drafting any submissions to the Swiss Federal Tax Administration, communicating with the Swiss Federal Tax Administration, and conducting any negotiations or discussions therewith and (ii) the filing of the Swiss tax rulings may require the cooperation and supply of information between Global Blue and Shift4. Global Blue and Shift4 will therefore cooperate in good faith and supply promptly any information and documentary material that may be reasonably requested by a respective legal advisor to prepare the Swiss tax rulings and any additional information and documentary material that may be reasonably requested by the Swiss Federal Tax Administration and/or the Cantonal Tax Administration as applicable, in order to obtain the Swiss tax rulings within the shortest possible time after the date of the Transaction Agreement.

In the event that the written answer from the Swiss Federal Tax Administration does not satisfy the Required SFTA Tax Ruling, Global Blue and Shift4 will discuss in good faith the adjustment or modification to the envisaged acquisition structure in order to consummate the transactions contemplated under the Transaction Agreement.

In addition to the Required SFTA Tax Ruling, a tax ruling with the Zurich Cantonal Tax Administration for the purpose of direct federal, cantonal and communal corporate income taxes will be filed which seeks confirmation that the transactions contemplated by the Transaction Agreement, in particular the Merger performed upon the acquisition of Global Blue Shares is tax neutral for Swiss corporate income tax purposes.

The Swiss tax rulings rely upon certain facts, assumptions, representations and undertakings from Shift4 and Merger Sub as well as Global Blue regarding the past and future conduct of Global Blue and Shift4’s businesses and other matters. If any of the facts, assumptions, representations or undertakings described therein are incorrect or incomplete or not otherwise satisfied, Shift4 may not be able to rely upon the Swiss tax rulings. Accordingly, notwithstanding the Swiss tax rulings, no assurance can be given that the relevant Swiss tax authorities will not assert, or that a court would not sustain, a position contrary to one or more of the statements set forth above.

Shift4 Restructuring

Shift4 will not, and will cause its subsidiaries not to, prior to the Acceptance Time, authorize or implement any material restructuring, recapitalization or reorganization of Shift4 or its subsidiaries without the prior written consent of Global Blue (which consent will not be unreasonably withheld, conditioned or delayed; provided that failure to respond within five (5) business days after receipt by Global Blue of a formal written request for consent will be deemed to be consent) if such restructuring, recapitalization or reorganization would reasonably be expected to (a) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any of the Required Approvals, (b) materially increase the risk of any governmental entity in certain applicable jurisdictions seeking or entering an order prohibiting the consummation of the transactions contemplated by the Transaction Agreement or the Merger Agreement, (c) materially increase the risk of not being able to remove any such order on appeal, (d) materially increase the risk of Shift4 or Global Blue requiring additional consents of any governmental entity (other than the Required Approvals) to consummate the transactions contemplated by the Transaction Agreement or the Merger Agreement, (e) materially increase the risk of (i) not obtaining the Required SFTA Tax Ruling or (ii) incremental withholding taxes under applicable tax law with respect to the Offer Consideration or the Merger Consideration, (f) have a Shift4 Material Adverse Effect or (g) result in Shift4 ceasing to be the public holding company of the subsidiaries of Shift4 (unless any such new public holding company executes a joinder to the Transaction Agreement pursuant to which such new public holding company will agree to (x) become a party to and be bound by the terms of the Transaction Agreement and (y) take any and all actions required of Shift4 by the Transaction Agreement).

Termination of the Transaction Agreement

The Transaction Agreement may be terminated, and either the Offer may be abandoned at any time prior to the Acceptance Time or the Merger may be abandoned at any time prior to the Effective Time, by written notice of the terminating party or parties (with any termination by Shift4 also being an effective termination by Merger Sub) has been obtained only:

•	by mutual written consent of Global Blue and Shift4;

•	by either Shift4 or Global Blue:

•

prior to the Acceptance Time, if any court or other governmental entity of competent jurisdiction in the applicable jurisdictions have issued a final order, decree or ruling or taken any other final action permanently restraining, enjoining or otherwise prohibiting the Offer (including the acquisition or payment for Global Blue Shares pursuant thereto), and such order, decree or ruling or other action is or have become final and nonappealable; provided that the party seeking to terminate the Transaction Agreement have used such standard of efforts as may be required pursuant to the Transaction Agreement to prevent, oppose and remove such restraint, injunction or other prohibition;

•

after the Acceptance Time and prior to the Effective Time, if any court or other governmental entity of competent jurisdiction in certain applicable jurisdictions have issued a final order, decree or ruling or taken any other final action permanently restraining, enjoining or otherwise prohibiting the Merger (including the acquisition or payment for Global Blue Shares pursuant thereto), and such order, decree or ruling or other action is or have become final and nonappealable; provided that the party seeking to terminate the Transaction Agreement has used such standard of efforts as may be required pursuant to the Transaction Agreement to prevent, oppose and remove such restraint, injunction or other prohibition; or

•

prior to the Acceptance Time, upon written notice to the other party, if the Offer have not been consummated on or before 5:00 p.m., New York City time, on September 30, 2025; provided that (i) if all of the conditions set forth in the Transaction Agreement (the “End Date Termination”) (other than (A) those conditions that by their nature cannot be satisfied until the expiration of the Offer, but provided that such conditions (other than the Minimum Condition) will then be capable of being satisfied if the expiration of the Offer were to take place at such time, (B) the Regulatory Condition or (C) the Absence of Legal Restraint Condition (to the extent the applicable law or order relates to a consent, approval or clearance under applicable law required for the Regulatory Condition to be satisfied)) have been satisfied or (if such waiver is permitted under the Transaction Agreement) waived, either Global Blue or Shift4 will have the right by delivering written notice to the other party to extend the End Date to 5:00 p.m., New York City time, on February 16, 2026 and (ii) the right to terminate the Transaction Agreement will not be available to the party seeking to terminate if any action of such party (or, in the case of Shift4, Merger Sub) or the failure of such party (or, in the case of Shift4, Merger Sub) to perform any of its obligations under the Transaction Agreement required to be performed at or prior to the Acceptance Time has been the primary cause of the failure of the Acceptance Time to occur on or before the End Date; provided further that, in the event a party has initiated proceedings to specifically enforce the Transaction Agreement and such proceedings are still pending, the End Date will be automatically extended by (A) the amount of time during which such proceedings are pending plus 20 business days or (B) such other time period established by the court presiding over such proceedings;

•	By Shift4:

•

prior to the Acceptance Time, upon written notice to Global Blue, if Global Blue board (or any authorized and empowered committee thereof) have made an Adverse Recommendation Change (the “Recommendation Change Termination”); or

•

prior to the Acceptance Time, if Shift4 is not in material breach of its obligations under the Transaction Agreement, upon written notice to Global Blue if there has been a breach by Global Blue of any of the covenants or agreements in the Transaction Agreement or any representations or warranties of Global Blue set forth in the Transaction Agreement have become inaccurate or been breached by Global Blue, which breach or inaccuracy, individually or in the aggregate, results in (or would result in if continuing or occurring at the Acceptance Time), the failure to satisfy any of the conditions set forth in clause (a), (b) or (c) of Annex C of the Transaction Agreement and which breach cannot or has not been cured by the earlier of (i) the Acceptance Time, or (ii) 45 days following written notice thereof to Global Blue of such breach (the “Global Blue Breach Termination”);

•	By Global Blue:

•

prior to the Acceptance Time, in order to enter into a definitive agreement with respect to a Superior Proposal, subject to the terms and conditions of the Transaction Agreement; provided that substantially concurrently with such termination Global Blue (i) enters into a definitive agreement with respect to such Superior Proposal, and (ii) pays the Termination Fee due pursuant to the Transaction Agreement (the “Superior Proposal Termination”); or

•

prior to the Acceptance Time, if Global Blue is not in material breach of its obligations under the Transaction Agreement, upon written notice to Shift4 if (i) specified representations and warranties of Shift4 and Merger Sub in the Transaction Agreement (A) with respect to the organization, authority, takeover laws, and brokers or finders will not be true and correct in all material respects as of the date of the Transaction Agreement and the Acceptance Time as though made at and as of the Acceptance Time (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty will be true and correct as of such specified date) and (B) the other representations and warranties of Shift4 of the Transaction Agreement will not be true and correct in all respects (without giving effect to any “materiality,” “Shift4 Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the Acceptance Time as though made on and as of such date (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except, in the case of this subclause (B), where the failures of any such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a Shift4 Material Adverse Effect, (ii) Shift4 or Merger Sub have failed to perform in all material respects any obligations, or failed to comply in all material respects with any agreements and covenants, required to be performed by or complied with by it under the Transaction Agreement at or prior to the Acceptance Time, and in the case of each clause (i) and (ii) above, such inaccuracy or failure to be true and correct or failure to perform or to comply cannot or has not been cured by the earlier of (A) the Acceptance Time and (B) 45 days following written notice thereof of such inaccuracy or breach to Shift4, or (iii) Global Blue have not received a certificate dated the date of the Acceptance Time and signed on behalf of Shift4 by a duly authorized officer of Shift4 certifying that clauses (i) and (ii) above are not applicable.

Termination Fee

In the event of the valid termination of the Transaction Agreement pursuant to the terms thereof and except as provided in certain section thereof and subject to the limitations set forth therein, no party thereto will be relieved of any liability for damages resulting from willful breach prior to such termination by any party (which liability the parties thereto acknowledge and agree may include the loss of the premium that holders of Global Blue Shares, Global Blue Share Options, Global Blue Restricted Share Awards and Global Blue Warrants (if exercised) would be entitled to receive pursuant to the terms of the Transaction Agreement if the Offer and the Merger were consummated in accordance with its terms), and the parties thereto acknowledge and agree that nothing in the Transaction Agreement will be deemed to affect such party’s right to specific performance thereunder, except as specifically provided therein.

Global Blue will pay a termination fee in an amount equal to $40,000,000, as reimbursement of costs incurred (the “Termination Fee”) to Shift4 (or one or more of its designees), by wire transfer of immediately available funds to an account designated in writing by Shift4 in the event that the Transaction Agreement is validly terminated:

•	by Global Blue pursuant to the Superior Proposal Termination, in which case the Termination Fee is payable at the time of such termination;

•

by Shift4 pursuant to the Recommendation Change Termination, in which case the Termination Fee is payable as promptly as reasonably practicable (and, in any event, within two (2) business days following such termination);

•

(A) after the date of the Transaction Agreement and prior to the Acceptance Time, a Takeover Proposal have been delivered to the Global Blue board or made publicly to Global Blue’s shareholders and not withdrawn prior to the termination of the Transaction Agreement, (B) by Global Blue or Shift4 pursuant to the End Date Termination or by Shift4 pursuant to the Global Blue Breach Termination and (C) within 12 months after the date of such termination Global Blue have entered into a definitive transaction agreement providing for, or consummated, a transaction in respect of any Takeover Proposal, which, in each case, need not be the same Takeover Proposal that was made, disclosed or communicated prior to the termination hereof (provided, that for purposes of this paragraph, each reference to “20%” in the definition of “Takeover Proposal” will be deemed to be a reference to “50%”), in which case the Termination Fee is payable at the earlier of the execution and delivery of such agreement and the time of the closing of such transaction;

In no event will Global Blue be required to pay the Termination Fee on more than one occasion.

If Global Blue fails to pay the Termination Fee when due and payable, and in order to collect such amount, Shift4 commences a suit that results in a final, non-appealable judgment of a court of competent jurisdiction against Global Blue for the Termination Fee, then Global Blue will (1) pay to Shift4 interest on the amount of the Termination Fee, from the date payment of such amount was originally due and payable at the prime lending rate set forth in The Wall Street Journal in effect on the date the Termination Fee becomes due and payable and (2) reimburse Shift4 for all reasonable, documented out-of-pocket costs and expenses (including fees and disbursements of counsel) incurred in connection with such suit (the “Enforcement Expenses”); provided that Global Blue will have no obligation to reimburse Shift4 for any Enforcement Expenses in excess of $5,000,000.

Each of Shift4, Merger Sub and Global Blue agreed that the Termination Fee if, as and when required pursuant to the Transaction Agreement will not constitute a penalty but will be liquidated damages, in a reasonable amount that will compensate the party receiving such amount in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating the Transaction Agreement and in reliance on the Transaction Agreement and on the expectation of the consummation of the Offer and the Merger, which amount would otherwise be impossible to calculate with precision. In no event will Global Blue be required to pay the Termination Fee on more than one occasion.

Notwithstanding anything to the contrary in the Transaction Agreement, in any circumstance in which the Transaction Agreement is terminated pursuant to the terms thereof and Shift4 is actually and timely paid the Termination Fee, the Termination Fee and, if applicable, the Enforcement Expenses will be the sole and exclusive remedy of Shift4, its subsidiaries and any of their respective former, current or future general or limited partners, shareholders, controlling persons, managers, members, directors, officers, employees, affiliates, representatives, agents or any their respective assignees or successors or any former, current or future general or limited partner, stockholder, controlling person, manager, member, director, officer, employee, affiliate, representative, agent, assignee or successor of any of the foregoing (collectively, “Shift4 Related Parties”) against Global Blue, its subsidiaries and any of their respective former, current or future general or limited partners, shareholders, controlling persons, managers, members, directors, officers, employees, affiliates, representatives, agents or any their respective assignees or successors or any former, current or future general or limited partner, stockholder, controlling person, manager, member, director, officer, employee, affiliate, representative, agent, assignee or successor of any of the foregoing (collectively, “Global Blue Related Parties”) for any loss or damage suffered as a result of the failure of the consummation of the Offer and the Merger and the other transactions contemplated by the Transaction Agreement to be consummated or for a breach of (including willful breach), or failure to perform under, Transaction Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any oral representation made or alleged to have been made in connection therewith, and upon payment of such amounts, none of the Global Blue Related Parties will have any further liability or obligation relating to or arising out of the Transaction Agreement or in respect of representations made or alleged to be made in connection herewith, whether in equity or at law, in contract, in tort or otherwise, except that nothing will relieve Global Blue of its obligations thereunder.

Notwithstanding anything to the contrary in the Transaction Agreement, and without limiting Global Blue’s or Shift4’s rights thereunder, under no circumstances will Shift4 be entitled to monetary damages under the Transaction Agreement or in connection with the transactions contemplated thereby from (i) Global Blue in excess of the amount equal to the Termination Fee and Enforcement Expenses (except liability for damages resulting from a willful breach by Global Blue) or (ii) any Global Blue Related Parties (other than Global Blue).

Amendment

The Transaction Agreement may be amended by Shift4 and Global Blue, by action taken or authorized by their respective boards of directors, at any time before or after receipt of the Global Blue Shareholder Approval; provided that, after receipt of any such vote, no amendment will be made which by law (or the rules and regulations of the NYSE) requires approval by stockholders of Shift4 or further approval by shareholders of Global Blue without obtaining such approval. The Transaction Agreement may not be amended except by an instrument in writing signed on behalf of each of Shift4 and Global Blue by their duly authorized representatives.

Extensions; Waivers

At any time before the Effective Time, Shift4 and Global Blue may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in or breach of the representations or warranties contained in the Transaction Agreement or in any document delivered pursuant thereto or (c) waive compliance with any of the covenants, agreements or conditions contained therein. Any agreement on the part of Shift4 or Global Blue to any such extension or waiver will be valid only if set forth in a written instrument signed on behalf of such party to be bound thereby. The failure of Shift4 or Global Blue to assert any of their respective rights under the Transaction Agreement or otherwise will not constitute a waiver of those rights. No single or partial exercise of any right, remedy, power or privilege under the Transaction Agreement will preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. Any waiver will be effective only in the specific instance and for the specific purpose for which given and will not constitute a waiver to any subsequent or other exercise of any right, remedy, power or privilege under the Transaction Agreement.

Enforcement

Shift4 and Global Blue agree that money damages would be both incalculable and an insufficient remedy and that irreparable damage would occur if any of the provisions of the Transaction Agreement were not performed in accordance with their specific terms or were otherwise breached. Pursuant to the Transaction Agreement, each of Shift4, Merger Sub and Global Blue agreed that each of Shift4 and Global Blue will be entitled to specific performance, an injunction or other equitable relief to prevent breaches or violations of the Transaction

Agreement and to enforce specifically the terms and provisions of the Transaction Agreement in the Court of Chancery of the State of Delaware (and appropriate appellate courts therefrom), this being in addition to any other remedy to which they are entitled at law or in equity. Moreover, and in recognition of the foregoing, each of Shift4, Merger Sub and Global Blue waives (a) any defense in any action for specific performance of the Transaction Agreement that a remedy at law would be adequate or that a remedy of specific performance is unenforceable, invalid, contrary to law or inequitable for any reason and (b) any requirement under any law for any party to post security as a prerequisite to obtaining equitable relief.

Governing Law

The Transaction Agreement will be governed by, interpreted and construed with regard to, in all respects, including as to validity, interpretation and effect, the laws of the State of Delaware (other than those provisions set forth herein that are required to be governed by the laws of Switzerland). The Merger Agreement to be entered into between Global Blue and Merger Sub will be governed by, interpreted and construed with regard to, in all respects, including as to validity, interpretation and effect, the laws of Switzerland.

Conditions to the Offer

See Section 16 — “Conditions to the Offer.”

Other Agreements

Support Agreements

On February 16, 2025, as a condition and inducement to Shift4’s willingness to enter into the Transaction Agreement and to consummate the Offer, Shift4 entered into certain tender and support agreements with each of the following shareholders of Global Blue (i) SL Globetrotter, L.P., (ii) Global Blue Holding LP, (iii) Ant International Technologies (Hong Kong) Holding Limited, (iv) CK Opportunities Wolverine S.À.R.L., (v) Partners Group Private Equity (Master Fund), LLC, (vi) Partner Group Barrier Reef, L.P., (vii) Partners Group Client Access 5 L.P. Inc., (viii) Tencent Mobility Limited and (ix) certain other investors of Global Blue management (each, a “Supporting Shareholder”, and together, the “Supporting Shareholders”), pursuant to which each Supporting Shareholder agreed, among other things, to tender its Global Blue Shares in the Offer and vote its Global Blue Shares at any meeting of the shareholders of Global Blue (i) for, among other things, the approval and adoption of the Board Modification and any other proposal required for the consummation of the transactions contemplated by the Transaction Agreement, (ii) against any proposal or motion that would reasonably be expected to (A) directly result in a breach of any covenant, representation or warranty or any other obligation or agreement of Global Blue contained in the Transaction Agreement, or (B) result in any conditions to the Offer set forth in Annex C of the Transaction Agreement not being satisfied prior to 5:00 p.m., New York City time on September 30, 2025 (or February 16, 2026 if such end date is extended pursuant to the Transaction Agreement), (iii) against any change in the Global Blue board (other than the Board Modification or in the event of a director’s death or resignation, to fill the vacancy created thereby) and (iv) against any Takeover Proposal and against any other action, agreement or transaction involving Global Blue that would reasonably be expected to materially impede, materially delay or prevent the consummation of the Offer.

Each Supporting Shareholder has agreed, to certain other terms and conditions, including not to transfer, directly or indirectly, its Global Blue Shares and not to, directly or indirectly, solicit, initiate, propose, knowingly encourage or knowingly facilitate any inquiry, discussion, offer or request that constitutes, or would reasonably be expected to lead to a Takeover Proposal, or take certain other restricted actions in connection therewith.

As of February 16, 2025, the Supporting Shareholders beneficially owned an aggregate of approximately 90% of the Global Blue Shares. Each Supporting Shareholders’ obligations under the applicable Support Agreement terminate as follows: (i)(A) immediately if prior to the date that is the later of (1) March 4, 2025 and (2) the fifth business day immediately following Shift4’s receipt of a final notice of a change of recommendation by the Global Blue board or a final notice of a Superior Proposal with respect to a Takeover Proposal with respect to which Global Blue has delivered to Shift4, either a notice of Adverse Recommendation Change or a notice of Superior Proposal, in each case, prior to 11:59 p.m., New York City time, on March 4, 2025 (in each case, subject to Shift4’s match and notice rights under the Transaction Agreement) (the “Applicable Period”), either (x) upon written notice by such Supporting Shareholder to Shift4, if there has been a change of recommendation of the Global Blue board or (y) upon termination of the Transaction Agreement by Shift4 following a change of recommendation by the Global Blue board or a termination by Global Blue in order to enter into a Superior Proposal substantially concurrently with the termination of the Transaction Agreement (the “Takeover Proposal Termination Right”), and (B) from and after the expiration of the Applicable Period, on the date that is (1) three months following the termination of the Transaction Agreement, if the Transaction Agreement is terminated in accordance by Shift4 following a change of recommendation by the Global Blue board or (2) five months following the termination of the Transaction Agreement, if the Transaction Agreement is terminated as a result of a material uncured breach by Global Blue that results from a willful breach by Global Blue in order to enter into a Superior Proposal substantially concurrently with the termination of the Transaction Agreement, (ii) immediately upon termination of the Transaction Agreement in any circumstance, other than those discussed in clause (i) above, (iii) immediately as of and following the Acceptance Time, or (iv) immediately, upon written notice by such Supporting Shareholder to Shift4, if there has been any modification, waiver or amendment to any provision of the Transaction Agreement that reduces or changes the form of Offer Consideration to be paid in respect of the Global Blue Shares (in each case, without such Supporting Shareholders’ prior written consent). Global Blue did not deliver a final notice of change of recommendation or final notice of Superior Proposal during the Applicable Period and accordingly each Supporting Shareholders’ Takeover Proposal Termination Right has expired in full.

Each Supporting Shareholder has entered into the Support Agreement solely in its capacity as a beneficial owner of Global Blue Shares and nothing in the Support Agreement restricts any officer of director of the Global Blue board from taking any action in his or her capacity as an officer of member of the Global Blue board.

This summary is qualified in its entirety by reference to the Support Agreements, which we have filed as Exhibits (d)(3) through (d)(8) to the Schedule TO.

The Confidentiality Agreement

On November 1, 2024, Global Blue entered into a mutual non-disclosure agreement with Shift4 to conduct discussions concerning a potential strategic partnership or other business relationship between the parties (the “Confidentiality Agreement”).

Under the Confidentiality Agreement, Shift4 agreed, among other things, to keep certain non-public information concerning Global Blue confidential (subject to certain customary exceptions) until the earlier of two years from the date of the Confidentiality Agreement or the date of consummation of the transactions contemplated under the Transaction Agreement.

The summary above of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (d)(9) to the Schedule TO. For a complete understanding of the Confidentiality Agreement, shareholders of Global Blue and other interested parties are encouraged to read the full text of the Confidentiality Agreement.

The Letter Agreement

On February 16, 2025, subject to, and conditioned upon, the execution and delivery of the Transaction Agreement, Global Blue entered into a letter agreement (the “Letter Agreement”) with Rook Holdings, Inc. (“Rook”), an affiliate and controlling shareholder of Shift4, pursuant to which Rook agreed and agreed to cause Mr. Jared Isaacman to, as promptly as practicable for purposes of obtaining any authorization, consent or approval of a governmental entity (including in connection with any governmental filings) for the Required Approvals (as expeditiously as possible and in any event, no later than the End Date): (i) make the appropriate filings and notifications required by all Transaction Approvals (if applicable), (ii) supply as promptly as practicable any additional information that may be reasonably requested under such requirements, (iii) to the extent required from a controlling stockholder in its capacity as such, execute any required documents or undertakings (provided that any such documents or undertakings are either purely informational or limited solely to operational matters relating to Shift4 and/or Global Blue, do not in any way otherwise affect Rook, are conditioned on consummation of the Acceptance Time, and are required to be taken by Shift4 pursuant to the Transaction Agreement) and (iv) timely and reasonably cooperate with the parties to the Transaction Agreement in connection with any such filing or submission to the extent required by the foregoing clauses (i) through (iii).

In the event that the Offer is terminated or withdrawn by Merger Sub (subject to the terms of the Transaction Agreement) or the Transaction Agreement is terminated in accordance with its terms, the Letter Agreement will terminate.

The summary above of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement, which has been filed as Exhibit (d)(10) to the Schedule TO. For a complete understanding of the Letter Agreement, shareholders of Global Blue and other interested parties are encouraged to read the full text of the Letter Agreement.

Cost Reimbursement Agreement

On February 16, 2025, subject to, and conditioned upon, the execution and delivery of the Transaction Agreement and the closing of the Offer and the Merger, Global Blue, Shift4, Global Blue Holding LP (“Global Blue Holding”) and SL Globetrotter LP (“SL Globetrotter” and together with Global Blue Holding, the “SL Investors”) entered into a cost reimbursement agreement (the “Cost Reimbursement Agreement”) pursuant to which (i) Shift4 agreed to reimburse the SL Investors for the aggregate cost incurred by the SL Investors in respect of the transaction bonuses in an aggregate amount of up to €10 million (which is inclusive of all employee taxes thereon) (and, if applicable, replacement transaction bonuses in an aggregate amount of up to €10 million (which is inclusive of all employee taxes thereon), plus, in each case, the associated employer taxes and employer social security contributions thereon, in each case subject to certain terms and conditions agreed with the relevant managers of Global Blue), and (ii) the SL Investors agreed to reimburse Global Blue for any expenses incurred by Global Blue in excess of a certain agreed upon amount.

The summary above of the Cost Reimbursement Agreement does not purport to be complete and is qualified in its entirety by reference to the Cost Reimbursement Agreement, which has been filed as Exhibit (d)(11) to the Schedule TO. For a complete understanding of the Cost Reimbursement Agreement, shareholders of Global Blue and other interested parties are encouraged to read the full text of the Cost Reimbursement Agreement.

13. Purpose of the Offer; Plans for Global Blue

Purpose of the Offer

We are making the Offer pursuant to the Transaction Agreement in order to acquire control of Global Blue (as the first step in our intended acquisition of the entire equity interest in Global Blue), while allowing Global Blue’s shareholders an opportunity to receive the applicable Offer Consideration promptly by tendering their Global Blue Shares into the Offer. The Offer is intended to facilitate the acquisition of all outstanding Global Blue Shares. Following the consummation of the Offer and subject to the terms and conditions of the Transaction Agreement, Shift4, Merger Sub and Global Blue intend that, in accordance with the laws of Switzerland and pursuant to the Merger Agreement to be entered into between us and Global Blue, Merger Sub and Global Blue will consummate a statutory squeeze-out merger pursuant to which Global Blue will be merged with and into Merger Sub, with Merger Sub continuing as the surviving entity of the Merger. At the effective time of the

Merger, each Global Blue Share (other than Global Blue Shares owned by Shift4 or us) that is not validly tendered and accepted pursuant to the Offer after the Acceptance Time will thereupon be cancelled by operation of law as of the deletion of Global Blue from the commercial register in accordance with article 21 (3) of the Swiss Merger Act and converted into the right to receive consideration equal to the applicable Offer Consideration for the Global Blue Common Shares, Global Blue Series A Shares and Global Blue Series B Shares, and each Global Blue Share owned by Shift4 or us will thereupon be deemed cancelled without any conversion thereof, in each case, on the terms and subject to the conditions set forth in the Merger Agreement to be entered into between us and Global Blue.

On February 16, 2025, the Global Blue board unanimously (by way of two separate resolutions, with the second vote excluding the interested directors who are either themselves holders of, or representatives of holders of, Global Blue Series A Shares or Global Blue Series B Shares) (a) determined that Transaction Agreement is in the best interest of, and fair to, Global Blue and its shareholders and declared that it is advisable for Global Blue to enter into the Transaction Agreement and to effect the transactions contemplated thereby, including the Board Modification, and authorized and approved the entry into, and adopted, the Transaction Agreement; (b) duly authorized and approved the Offer and the other transactions contemplated by the Transaction Agreement; and (c) recommended that the holders of Global Blue Shares accept the Offer and tender their Global Blue Shares in the Offer.

If you sell your Global Blue Shares in the Offer, you will cease to have any equity interest in Global Blue or any right to participate in its earnings and future growth. If you do not tender your Global Blue Shares, but the Merger is consummated, you also will no longer have an equity interest in Global Blue. Similarly, after selling your Global Blue Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Global Blue. To the extent that holders of Global Blue Shares are entitled to and have properly filed a suit to exercise their appraisal rights in connection with the Merger, any additional amount, if any, to which such holders of Global Blue Shares may be entitled in accordance with the Swiss Merger Act.

Plans for Global Blue

After completion of the Offer and if the Merger is consummated, Shift4 expects to operate Global Blue’s business and facilities generally in accordance with its existing overall business strategies, using the capabilities of Global Blue and Shift4 to optimize operations, including making investments where appropriate. Shift4 expects to continue to evaluate the business and operations of Global Blue during the pendency of the Offer and after the completion of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing, including running the business and operations of Global Blue, as of and following the effective time of the Merger. We cannot speculate on future activities, and we reserve the right to change our plans and intentions at any time, as we deem appropriate.

In the event that Shift4 and Merger Sub, with the consent of Global Blue, waive the Minimum Condition and the Acceptance Time occurs and the number of Global Blue Shares validly tendered (and not validly withdrawn) pursuant to the Offer, together with any Global Blue Shares then directly or indirectly owned by Shift4 or Merger Sub, represents less than 90% of the then outstanding Global Blue Shares (excluding Global Blue Shares held by Global Blue), Merger Sub may not be able to acquire 100% (or at least 90%) of all outstanding Global Blue Shares and/or complete the Merger in a timely manner, or at all. Accordingly, non-tendering shareholders of Global Blue may not receive any consideration for such Global Blue Shares, and the liquidity and value of any Global Blue Shares that remain outstanding could be negatively affected.

Following the completion of the Offer, until the Merger is consummated (if at all), any remaining, non-tendering Global Blue shareholder are expected to be a minority shareholder of Global Blue with a limited ability, if any, to influence the outcome on any matters that are or may be subject to shareholder approval, including the election of directors, the issuance of shares or other equity securities, the payment of dividends and the acquisition or disposition of substantial assets.

Except as described above or elsewhere in this Offer to Purchase, we do not have any present plans or proposals that would relate to or result in (i) any purchase, sale or transfer of a material amount of assets of Global Blue or its subsidiaries, or (ii) any other material change in Global Blue’s business.

14. Certain Effects of the Offer

Shift4 Controlling Shareholder. Following the Acceptance Time, Merger Sub, directly or indirectly, is expected to hold at least 90% of the then outstanding Global Blue Shares and intends to replace all members of the Global Blue board effective as of the Acceptance Time, subject to legal and regulatory requirements. In addition, following the consummation of the Offer, Shift4, Merger Sub and Global Blue intend to consummate the Merger.

Market for Global Blue Shares. The purchase of Global Blue Shares pursuant to the Offer will reduce the number of holders of Global Blue Shares and the number of Global Blue Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Global Blue Shares held by shareholders other than Merger Sub. Neither Shift4 nor we nor our respective affiliates can predict whether the reduction in the number of Global Blue Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, Global Blue Shares or whether such reduction would cause future market prices to be greater or less than the Offer Consideration (as applicable). If the Merger is consummated, Global Blue shareholders who are not tendering their Global Blue Shares in the Offer (other than Global Blue Shares held by Shift4 or Merger Sub) will receive cash in an amount equal to the Common Shares Consideration, the Series A Shares Consideration or the Series B Shares Consideration, as applicable, paid in the Offer. Furthermore, the ability of Global Blue’s affiliates and persons holding restricted securities to dispose of such securities pursuant to Rule 144 or Rule 144A under the Securities Act of 1933, as amended, could be impaired or eliminated.

NYSE Listing. The Global Blue Shares are currently listed on NYSE. Prior to the closing date of the Merger, Global Blue will cooperate with Shift4 and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of NYSE to enable the delisting of the Global Blue Shares from NYSE as promptly as practicable after the effective time of the Merger and the deregistration of the Global Blue Shares under the Exchange Act at the effective time of the Merger. If NYSE were to delist the Global Blue Shares, it is possible that the Global Blue Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or other sources. The extent of the public market for the Global Blue Shares and the availability of such quotations would depend, however, upon such factors as the number of shareholders and/or the aggregate market value of the publicly traded Global Blue Shares remaining at such time, the interest in maintaining a market in the Global Blue Shares on the part of securities firms, the possible termination of registration under the Exchange Act (as described below), and other factors.

Exchange Act Registration. The Global Blue Shares are currently registered under the Exchange Act. As a result, Global Blue currently files periodic reports with the SEC on account of the Global Blue Shares. The purchase of the Global Blue Shares pursuant to the Offer may result in the Global Blue Shares becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon application of Global Blue to the SEC if the Global Blue Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Global Blue Shares under the Exchange Act would, assuming there are no other remaining public reporting obligations applicable to Global Blue, substantially reduce the information that Global Blue must furnish to holders of Global Blue Shares and to the SEC. In addition, if the Global Blue Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions would no longer be applicable to Global Blue.

Margin Regulations. The Global Blue Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using the Global Blue Shares as collateral, subject to certain limitations. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Global Blue Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which case the Global Blue Shares would be ineligible as collateral for margin loans made by brokers.

15. Dividends and Distributions

As discussed in Section 12 — “The Transaction Agreement; Other Agreements—The Transaction Agreement — Covenants — Operation of Global Blue’s Business,” the Transaction Agreement provides that, until the earlier of the Acceptance Time and the termination of the Transaction Agreement, Global Blue will not without the prior written consent of Shift4, except as required under Global Blue’s organizational documents (including with respect to Global Blue Series A Shares or Global Blue Series B Shares) or the conversion agreements relating to the Global Blue Series A Shares or Global Blue Series B Shares, establish a record date for, authorize, declare, set aside, make or pay any dividends on, or make other distributions in respect of, any of its share capital, options or warrants (whether in cash, shares or property or any combination thereof), subject to certain exceptions.

16. Conditions to the Offer

Notwithstanding any other provisions of the Offer or the Transaction Agreement, we will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to our obligation to pay for or return tendered Global Blue Shares promptly after the termination or withdrawal of the Offer), to pay for any Global Blue Shares tendered and not properly withdrawn pursuant to the Offer and, may delay or extend the acceptance for payment of or payment for Global Blue Shares or may terminate or amend the Offer, if, prior to the Expiration Time (as extended pursuant to the terms of the Transaction Agreement):

•	the Minimum Condition has not been satisfied or waived (by Shift4 or Merger Sub with the prior written consent of Global Blue, if permitted and effective under applicable law);

•	the Absence of Legal Constraint Condition has not been satisfied or waived (by Shift4 or Merger Sub with the prior written consent of Global Blue, if permitted and effective under applicable law);

•	the Regulatory Condition has not been satisfied or waived (by Shift4 or Merger Sub with the prior written consent of Global Blue, if permitted and effective under applicable law);

•	the Termination Condition has not been satisfied or waived (by Shift4 or Merger Sub with the prior written consent of Global Blue, if permitted and effective under applicable law);

•	any of the following conditions has not been satisfied or waived (by Shift4 or Merger Sub with the prior written consent of Global Blue, if permitted and effective under applicable law):

•

(i) specified representations and warranties of Global Blue with respect to its capitalization are true and correct in all respects, except for de minimis inaccuracies, in each case, as of the date of the Transaction Agreement and as of the Acceptance Time as though made at and as of the Acceptance Time (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case, such representation or warranty are so true and correct as of such specified date), (ii) specified representations and warranties of Global Blue with respect to its organization, authority, takeover laws, or brokers or finders are true and correct in all material respects as of the date of the Transaction Agreement and as of the Acceptance Time as though made at and as of the Acceptance Time (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date), and (iii) the other representations and warranties of Global Blue are true and correct in all respects (without giving effect to any “materiality,” “Global Blue Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the date of the Transaction Agreement and as of the Acceptance Time as though made and as of the Acceptance Time (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case such representation and warranty are true and correct as of such earlier date), except, in this clause (iii), where the failures of any such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a Global Blue Material Adverse Effect;

•

Global Blue has performed in all material respects its obligations and has complied in all material respects with the agreements and covenants of Global Blue to be performed and complied with by it under the Transaction Agreement as of the Acceptance Time;

•

Shift4 has received a certificate dated as of date of the Acceptance Time and signed on behalf of Global Blue by a duly authorized officer of Global Blue to such effect that the conditions set forth in the two bullets above have been satisfied;

•	since the date of the Transaction Agreement, there has not occurred any Global Blue Material Adverse Effect that is continuing; or

•	Global Blue has obtained the Required SFTA Tax Ruling;

•	the Transaction Agreement has been terminated in accordance with its terms.

The Minimum Condition, the Absence of Legal Constraint Condition, the Regulatory Condition, and the Termination Condition may only be waived by Shift4 and Merger Sub with the written consent of Global Blue. The other conditions are for the sole benefit of Shift4 and Merger Sub and may be waived by Shift4 or Merger Sub, in whole or in part at any time and from time to time, in the sole and absolute discretion of Shift4 and Merger Sub, in each case subject to the terms of the Transaction Agreement and applicable law. The failure of Shift4 or Merger Sub at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time, in each case, at or prior to the expiration of the Offer.

17. Adjustments to Prevent Dilution

In the event that, notwithstanding Global Blue’s covenant to the contrary (see Section 12 — “The Transaction Agreement; Other Agreements—The Transaction Agreement — Covenants — Operation of Global Blue’s Business”), between the date of the Transaction Agreement and the Acceptance Time, Global Blue effects a stock split, stock dividend (including any dividend or similar distribution of securities convertible into Global Blue Shares), reorganization, recapitalization, reclassification or other like change with respect to the Global Blue Shares, the applicable Offer Consideration will be adjusted appropriately, and such adjustment to the Offer Consideration will provide to the holders of Global Blue Shares the same economic effect as contemplated by the Transaction Agreement prior to such change.

18. Certain Legal Matters; Regulatory Approvals

General

Based on our review of publicly available filings by Global Blue with the SEC and other information regarding Global Blue, we are not aware of any governmental license or regulatory permit that appears to be material to Global Blue’s business that might be adversely affected by our acquisition of Global Blue Shares as contemplated in this Offer to Purchase or, except as set forth below in this Section 18, of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Global Blue Shares by us as contemplated in this Offer to Purchase. Should any such approval or other action be required or desirable, we currently contemplate that such approval or other action will be sought. However, if any such approvals or other actions were to exist and were not obtained, a governmental, administrative or regulatory authority could take actions that may give us the right to not accept for payment and pay for Global Blue Shares in the Offer. While we do not currently intend to delay acceptance for payment of Global Blue Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Global Blue’s business, any of which under certain conditions specified in the Transaction Agreement could cause us to elect to terminate the Offer without the purchase of Global Blue Shares thereunder. See Section 16—“Conditions to the Offer.”

Shareholder Approval Not Required; Extraordinary General Meeting

The entering into the Transaction Agreement and the Offer as such do not require approval by Global Blue’s shareholders. However, the affirmative vote of at least the majority of the votes cast is required to approve the Board Modification.

For purposes of submitting the Board Modification for shareholder approval in accordance with the terms of the Transaction Agreement, the Global Blue board will convene the EGM, to be held within 30 days prior to the anticipated Acceptance Time. Shareholders of Global Blue who hold Global Blue Shares on the voting record date (as determined by the Global Blue board) will be entitled to attend the EGM and vote on the Board Modification. The Global Blue board unanimously recommends that shareholders approve and adopt the Board Modification.

The only vote of the shareholders of Global Blue required to approve the Merger Agreement is the approval by the subsequent Global Blue Shareholder Meeting with the affirmative vote of at least 90% of the then outstanding Global Blue Shares (excluding shares held by Global Blue) as required pursuant to article 18 (5) of the Swiss Merger Act, with the minutes of such meeting and the vote to be recorded in the form of a public deed as required pursuant to the applicable Swiss law. In addition, Global Blue may propose to the Global Blue Shareholder Meeting to approve the delisting and deregistration of Global Blue Shares (together with the approval of the Merger Agreement, the “Subsequent EGM Matters”).

For purposes of submitting the Subsequent EGM Matters for shareholder approval, in accordance with the terms of the Transaction Agreement, the Global Blue board will convene the Subsequent EGM, which is scheduled to be held within 90 days after the Acceptance Time. Shareholders of Global Blue who hold Global Blue Shares on the record date for the Subsequent EGM will be entitled to attend the Subsequent EGM and vote on the Subsequent EGM Matters. The Global Blue board unanimously recommends that shareholders vote in favor of all these proposals.

See Section 12— “The Transaction Agreement; Other Agreements—The Transaction Agreement — Covenants — Preparation of Global Blue Shareholder Materials; Global Blue Shareholder Meeting.”

Legal Proceedings

There are currently no legal proceedings relating to the Offer.

Anti-Takeover Laws

Global Blue has represented and warranted in the Transaction Agreement that no “fair price,” “moratorium,” “control share acquisition,” “interested shareholder” or other anti-takeover statute or regulation applicable to Global Blue would reasonably be expected to prevent, restrict, prohibit, materially delay or impair the ability of Global Blue to enter into the Transaction Agreement, consummate the Offer and the Merger or the other transactions contemplated thereby by reason of it being a party to the Transaction Agreement, performing its obligations thereunder and consummating the Offer and the Merger and the other transactions contemplated thereby.

If any government official or third party should seek to apply any such anti-takeover law to the Transaction Agreement, the Offer, the Merger or any of the other transactions contemplated by the Transaction Agreement, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such law in appropriate court proceedings. In the event it is asserted that one or more anti-takeover laws are applicable to the Transaction Agreement, the Offer, the Merger or any of the other transactions contemplated by the Transaction Agreement and an appropriate court does not determine that it is or they are inapplicable or invalid as applied to the Offer or any of the other transactions contemplated by the Transaction Agreement, we might be required to file certain information with, or to receive approvals from, the relevant authorities or holders of Global Blue Shares, and we might be unable to accept for payment or pay for Global Blue Shares tendered pursuant to the Offer, or might be delayed in continuing or consummating the Offer or any of the other transactions contemplated by the Transaction Agreement. In such case, we may not be obligated to accept for payment or pay for any tendered Global Blue Shares. See Section 16 — “Conditions to the Offer.”

Going Private Transactions

The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Global Blue Shares pursuant to the Offer in which Shift4 seeks to acquire the remaining Global Blue Shares not held by it. We believe that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, shareholders will receive the same consideration per share as paid in the Offer.

Merger Control

Completion of the Offer and the Merger is subject to merger control clearance in each of Portugal, Spain and Turkey. Although Shift4 believes that it will be able to obtain these clearances in a timely manner, it cannot be certain when or if it will do so.

Portugal.

The consummation of the Offer and the Merger is subject to merger control approval by the Portuguese Competition Authority (“PCA”), or other circumstances that would be commonly and reasonably considered a sufficient indication that the PCA is not objecting to, are not or are no longer reviewing or are not challenging the Offer and the Merger. On March 5, 2025, Shift4 submitted a formal notification to the PCA.

Spain.

The consummation of the Offer and the Merger is subject to merger control approval by the National Markets and Competition Authority (“CNMC”) in Spain, or other circumstances that would be commonly and reasonably considered a sufficient indication that the CNMC is not objecting to, are not or are no longer reviewing or are not challenging the Offer and the Merger. On March 5, 2025, Shift4 submitted a draft notification to the CNMC to begin pre-notification.

Turkey.

The consummation of the Offer and the Merger is subject to merger control approval by the Turkish Competition Authority (the “TCA”), or other circumstances that would be commonly and reasonably considered a sufficient indication that the TCA is not objecting to, are not or are no longer reviewing or are not challenging the Offer and the Merger. On March 5, 2025, Shift4 submitted a formal notification to the TCA.

Foreign Direct Investment Law Compliance

Completion of the Offer and the Merger is subject to foreign direct investment clearance in both Austria and Italy.

Austria.

The consummation of the Offer and the Merger is subject to merger control approval by the Federal Ministry of Labor and Economic Affairs (Bundesministerium für Arbeit und Wirtschaft, “BMAW”) in Austria, or other circumstances that would be commonly and reasonably considered a sufficient indication that the BMAW is not objecting to, are not or are no longer reviewing or are not challenging the Offer and the Merger. On March 6, 2025, Shift4 submitted a formal notification to the BMAW.

Italy.

The consummation of the Offer and the Merger is subject to merger control approval by approval by the Italian Presidency of the Council of Ministers (Presidenza del Consiglio dei Ministri), (the “Italian FDI Authority”), or other circumstances that would be commonly and reasonably considered a sufficient indication that the Italian FDI Authority is not objecting to, are not or are no longer reviewing or are not challenging the Offer and the Merger. On March 6, 2025, Shift4 submitted a formal notification to the Italian FDI Authority.

Financial Services and Payments Regulatory Law Compliance

The consummation of the Offer and the Merger is subject to prior approval from the Bank of Italy for the acquisition by Shift4 and its relevant affiliates of the indirect control in Global Blue Currency Choice Italia Srl (“GBCCI”), an indirect wholly owned subsidiary of Global Blue that is authorized by the Bank of Italy as a payment institution. For these purposes, the indirect control in GBCCI will be acquired by Shift4 and its relevant affiliates upon consummation of the Offer.

19. Appraisal Rights

Holders of the Global Blue Shares do not have appraisal rights in connection with the Offer. However, following the completion of the Offer, Shift4 will acquire or control, directly or indirectly, at least 90% of the then outstanding Global Blue Shares (excluding Global Blue Shares held, directly or indirectly, by Global Blue), in accordance with the laws of Switzerland and the Merger Agreement, Merger Sub and Global Blue will consummate a statutory squeeze-out merger pursuant to which Global Blue will be merged with and into Merger Sub, and Merger Sub will continue as the surviving entity of the Merger, and each Global Blue Share (other than Global Blue Shares directly or indirectly owned by Shift4 or Merger Sub) that is not validly tendered and accepted pursuant to the Offer will thereupon be cancelled and converted into the right to receive the Offer Consideration. In connection with the Merger, each of Global Blue’s remaining shareholders can exercise appraisal rights under article 105 of the Swiss Merger Act by filing a suit against the surviving company with the competent Swiss court at the registered office of the surviving company or of Global Blue. The suit must be filed within two months after the Merger resolution of the Global Blue shareholders approving the Merger Agreement has been published in the Swiss Official Gazette of Commerce. Global Blue’s shareholders who tender all of their Global Blue Shares in the Offer, and who do not acquire Global Blue Shares thereafter, will not be able to file a suit to exercise appraisal rights. If such a suit is filed by a non-tendering shareholder of Global Blue, the court will determine whether the merger consideration was inadequate and the amount of compensation due to the relevant shareholder of Global Blue, if any, and such court’s determination will benefit all remaining shareholders of Global Blue who are in the same legal position as those who filed the suit and neither tendered their Global Blue Shares in the Offer nor sold them otherwise prior to the effectiveness of the Merger. The filing of an appraisal suit will not prevent completion of the Merger.

20. Fees and Expenses

We have retained D.F. King & Co., Inc.to act as the Information Agent and Equiniti Trust Company, LLC to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Global Blue Shares by mail, telephone, telecopy, email or other electronic message and personal interview and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Global Blue Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable expenses and will be indemnified against certain liabilities and expenses in connection therewith.

We will not pay any fees or commissions to any broker or dealer or any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Global Blue Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

21. Miscellaneous

The Offer is being made to all holders of Global Blue Shares. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or the acceptance of Global Blue Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to U.S. state statute, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Global Blue Shares in such state. In any jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of us by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by us.

No person has been authorized to give any information or to make any representation on behalf of Merger Sub not contained in this document or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of us, the Depositary or the Information Agent or any affiliate of any of them for the purpose of the Offer.

We have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, a Solicitation/Recommendation Statement on Schedule 14D-9 is being filed with the SEC by Global Blue pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Global Blue board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information, and Global Blue may file amendments thereto. The Schedule TO and the Schedule 14D-9, including their respective exhibits, and any amendments to any of the foregoing, may be examined and copies may be obtained from the SEC’s website at www.sec.gov and are available from the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase.

ANNEX A-1

INFORMATION RELATING TO SHIFT4

Shift4 is a leading, publicly-traded, independent provider of software and payment processing solutions in the United States, incorporated in Delaware and headquartered in Center Valley, PA. The principal executive office, telephone number and principal business of each of these entities is described in Section 10 — “Certain Information Concerning Shift4 and Merger Sub.”

Directors and Executive Officers of Shift4

Set forth in the table below are the name, current principal occupation and material positions held during the past five years of each of the directors and executive officers of Shift4. Except as provided below, the business address of each director and executive officer of Shift4 is 3501 Corporate Pkwy, Center Valley, PA 18034, United States.

Name; Position	Country of Citizenship	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
Jared Isaacman, Founder, Chief Executive Officer and Chairman of the Board of Directors of Shift4	United States of America

Jared Isaacman has served as Shift4 Payments, Inc.’s Chief Executive Officer and the Chairman of the Shift4 Board of Directors (the “Shift4 board”) since its formation, and is the Founder of Shift4 Payments, LLC, as well as serving as the Chief Executive Officer of Shift4 Payments, LLC since its founding in 1999. Mr. J. Isaacman previously served as the Chairman of Shift4 Payments, LLC’s board of managers from 1999 until 2020. Mr. J. Isaacman is also the founder of Draken International, a provider of contract air services. Mr. J. Isaacman was the Ernst & Young “Entrepreneur of the Year” for 2021. From 2006 to 2008, Mr. J. Isaacman was named as a finalist for the Ernst & Young “Entrepreneur of the Year” award, was the youngest person to ever be named to the list of “Industry Leaders” by The Green Sheet, a leading publication in the credit card industry and has been recognized as one of “America’s Best Entrepreneurs” by BusinessWeek magazine and “30 Entrepreneurs Under 30” by Inc. Magazine. Mr. J. Isaacman holds a Bachelor’s degree from Embry-Riddle Aeronautical University.

In December 2024, President Donald Trump nominated Mr. J. Isaacman to be the next administrator of the National Aeronautics and Space Administration (“NASA”). Mr. J. Isaacman has announced his intention to remain as Shift4 Payments, Inc.’s Chief Executive Officer and Chairman of the Shift4 board subject to the ratification and confirmation of his nomination by the U.S. Senate, and to retain the majority of his equity interest while reducing his voting power. As a result, Mr. J. Isaacman intends to continue to serve as the Chief Executive Officer and Chairman of the Shift4 board during the confirmation process.

Nancy Disman, Chief Financial Officer	United States of America	Nancy Disman has served as Shift4 Payments, Inc.’s Chief Financial Officer since August 2022. Ms. Disman previously served as a member of the Shift4 board from June 2020 to August 2022. From November 2017 to August 2022, Ms. Disman was the Chief Financial Officer and Chief Administrative Officer of Intrado Corporation, a provider of cloud-based technology. From April 2016 to March 2017, Ms. Disman served as the Chief Financial Officer and Chief Administrative Officer of the Merchant Acquiring Segment of Total System Services, Inc. (“TSYS”), a global provider of payment solutions, and from June 2014 to March

Name; Position	Country of Citizenship	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
2016, Ms. Disman was the Chief Financial Officer of TransFirst, a merchant account provider in the credit card processing industry, prior to its acquisition by TSYS. Ms. Disman has also served as a member of the Audit Committee of the Board of Managers of West Technology Group LLC since August 2022. Ms. Disman holds a Bachelor of Science in Business Administration and Accounting from the State University of New York at Albany and is a Certified Public Accountant in the State of New York.

Jordan Frankel, Secretary, General Counsel and Executive Vice President, Legal, Risk and Compliance	United States of America	Jordan Frankel has served as Shift4 Payments, Inc.’s Secretary and General Counsel since its formation, and as General Counsel and Executive Vice President, Legal, Risk and Compliance of Shift4 Payments, LLC since 2008. From 2011 to 2019, Mr. Frankel also served as a member of the board of directors of Draken International, a provider of contract air services. Mr. Frankel holds a Bachelor of Finance and Marketing from Syracuse University’s Martin J. Whitman School of Management and a Juris Doctor and Master’s in Business Administration from Quinnipiac University’s School of Law and Quinnipiac University Lender School of Business, respectively.

Taylor Lauber, President	United States of America	Taylor Lauber has served as Shift4 Payments, Inc.’s President since February 2022 and served as Chief Strategy Officer from its formation to 2024. Mr. Lauber previously served as Senior Vice President, Strategic Projects of Shift4 Payments, LLC from 2018 to 2022. Prior to joining Shift4, from 2010 to 2018, he served as a Principal at The Blackstone Group, L.P. Mr. Lauber also spent from 2005 to 2010 at Merrill Lynch as a Financial Advisor, where he advised numerous Fortune 500 companies and their executives on capital markets transactions. Mr. Lauber has passed the Series 7 General Securities Representative Exam, Series 66 Uniform Combined State Law Exam and Series 27 Financial and Operations Principal Exam, all administered by the Financial Industry Regulatory Authority, Inc. Mr. Lauber holds a Bachelor of Economics and Finance from Bentley College.

Seth Dallaire, Director	United States of America	Seth Dallaire has served as a member of the Shift4 board since February 2025. Mr. Dallaire has been Walmart’s executive vice president and chief growth officer since October 2024. From November 2021 to October 2024, Mr. Dallaire served as executive vice president and chief revenue officer of Walmart U.S. Prior to joining Walmart, Mr. Dallaire served as Instacart’s chief revenue officer from November 2019 to October 2021. Prior to Instacart, Mr. Dallaire held leadership roles at Amazon from February 2012 to November 2019, including vice president of global advertising sales and marketing. Before Amazon, Mr. Dallaire led sales teams for Yahoo! from September 2009 to February 2012 and Microsoft from 2002 until October 2009. Mr. Dallaire received his Bachelor of Arts from Vassar College and Master of Business Administration from New York University.

Donald Isaacman, Director	United States of America	Donald Isaacman has served as a member of the Shift4 board since its formation, and has served as the President of Shift4 Payments, LLC since its founding in 1999. Mr. D. Isaacman also previously served as a member on the board of managers of Shift4 Payments, LLC from 1999

Name; Position	Country of Citizenship	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
until 2020. From February 1971 to September 2000, Mr. D. Isaacman also served as the Vice President of Supreme Security Systems, Inc., a home alarm and business security system company. Mr. D. Isaacman holds a Bachelor of Science in Marketing and Sales from Monmouth University.

Christopher Cruz, Director	United States of America	Christopher N. Cruz has served as a member of the Shift4 board since its formation. Mr. Cruz is a Partner at Searchlight Capital Partners, L.P., a global alternative investment management firm, which he joined in 2011. From 2008 to 2010, Mr. Cruz served on the investment team at Oaktree Capital Management, a global alternative investment management firm. Prior to that, Mr. Cruz was in the leveraged finance and restructuring group at UBS Investment Bank, from 2006 to 2008. Mr. Cruz also serves on the board of Neon NewCo Corp. (an entity funding the pending acquisition of Netspend Corp.) as of August 2022. Mr. Cruz previously served on the boards of Sightline Payments from December 2020 to February 2025, Flowbird Group from February 2022 to January 2025, and M&M Food Market from July 2014 to February 2022. Mr. Cruz holds a Bachelor of Arts in Honors Business Administration from the Richard Ivey School of Business at the University of Western Ontario.

Karen Roter Davis, Director	United States of America	Karen Roter Davis has served as a member of the Shift4 board since August 2021. Ms. Davis is a Managing Partner at Entrada Ventures, an early-stage venture capital firm investing in emerging, high growth enterprise and industrial technology companies. Ms. Davis spent over a decade in executive leadership at Alphabet, from pre-IPO to more recently. From 2017 until February 2022, Ms. Davis was Director of Early Stage Projects at X (formerly Google X) where she provided strategic direction and oversight for a portfolio of early-stage technology ventures. As Corporate Counsel and then Principal of New Business Development from 2003 to 2008, she oversaw internal operations for Google’s groundbreaking 2004 IPO and scaled some of the company’s innovative, early-stage businesses. In September 2016, Ms. Davis returned to Google as Director for mapping and local search strategy and business development by way of Alphabet’s acquisition of Urban Engines, a geospatial analytics platform. Ms. Davis was Urban Engines’ first business hire and helped establish foundational business development, strategy, and operations functions in her role. In addition to her Entrada-related boards, Ms. Davis serves on the board of 360Learning S.A., where she is a member of the audit and M&A and finance committees, and she previously served on the board of Innovyze, acquired by Autodesk, where she was chair of the audit committee and member of the compensation committee, and as a member of Lawrence Livermore National Laboratory’s Carbon Impact Initiative Committee. Ms. Davis earned her MBA from Kellogg School of Management at Northwestern University, her Juris Doctor from Northwestern University School of Law, and her Bachelor of Arts from Princeton University’s School of Public & International Affairs.

Sarah Goldsmith-Grover, Director	United States of America	Sarah Grover has served as a member of the Shift4 board since June 2020 and from April 2021 to May 2021 served as our Interim Chief

Name; Position	Country of Citizenship	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
Marketing Officer. Ms. Grover is Principal of Sarah Grover, Inc. where she leverages her 35 years of hospitality industry experience leading global brands. Ms. Grover is hired to assess, stabilize and restructure global restaurant brands through data-driven and CPG growth strategies. For 25 years, Ms. Grover held a series of high impact-strategic roles for the global chain California Pizza Kitchen. Ms. Grover’s leadership as EVP and Chief Brand & Concept Officer helped enable the company’s growth from a ten-unit restaurant chain to a $600 million global brand and through multiple private and public ownership transactions. As a respected marketing leader, Ms. Grover has been recognized as a Marketing 50 by Advertising Age, and in 2020 named one of the top 25 casual dining restaurant executives. Ms. Grover is on the board of ChowNow, the UCLA Annual Restaurant Conference and the non-profit Support + Feed. She holds a Bachelor of Arts in Communications from DePauw University.

Jonathan Halkyard, Director	United States of America	Jonathan Halkyard has served as a member of the Shift4 board since June 2020. Mr. Halkyard has served as the Chief Financial Officer of MGM Resorts International since January 2021. From September 2013 to November 2019, Mr. Halkyard held various senior management positions at Extended Stay America, Inc., an integrated hotel owner and operator, including Chief Executive Officer, Chief Financial Officer and Chief Operating Officer. Mr. Halkyard has also served as a member of the board of directors of Dave & Buster’s Entertainment, Inc., a restaurant and entertainment business, since September 2011, including as the chair of its nominating and governance committee and member of its finance committee since June 2016, and as a member of its audit committee since September 2013. Mr. Halkyard previously served on the boards of directors of Extended Stay America, Inc., an operator of an economy apartment hotel chain, and ESH Hospitality, Inc., a real estate investment trust and the owner of the hotels, from January 2018 to November 2019. Mr. Halkyard holds a Bachelor of Arts in Economics from Colgate University and a Masters in Business Administration from Harvard Business School.

Sam Bakhshandehpour, Director	United States of America	Sam Bakhshandehpour has served as a member of the Shift4 board since October 2022. Since 2020, Mr. Bakhshandehpour has served as the CEO and board member of José Andrés Group (f/k/a ThinkFoodGroup). Over the past decade, Mr. Bakhshandehpour has served José Andrés Group as an operating partner, advisor and investor. In his current capacity, Mr. Bakhshandehpour leads the execution of company strategy globally, across the restaurant, brand, hotel and media divisions. Since 2015, Mr. Bakhshandehpour has also been the CEO & Managing Partner of Silverstone, a vertically integrated hospitality and lifestyle investment firm. From 2012 to 2015, Mr. Bakhshandehpour served as President, CEO and Board Member of SBE Entertainment, a Colony Capital portfolio company, where he was responsible for SBE Entertainment’s global operations across the hotel, restaurant and entertainment divisions. Since October 2023, Mr. Bakhshandehpour has served as a member on the advisory board of Fiserv, Inc., a financial services company. Sam currently serves on the Restaurant Advisory Board for Bilt Technologies,

Name; Position	Country of Citizenship	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
Inc. and is a member of Boutique & Luxury Lodging Association (BLLA)’s 2025 Advisory Board and Food & Beverage Committee. From 2014 to September 2021, Mr. Bakhshandehpour served as a member of the board of directors of the New Home Company, a homebuilder focused on the design, construction and sale of homes in major metropolitan areas. Mr. Bakhshandehpour holds a Bachelor of Science degree in Business Administration from Georgetown University’s McDonough School of Business.

ANNEX A-2

INFORMATION RELATING TO MERGER SUB

Merger Sub is a Swiss limited liability company and wholly owned indirect subsidiary of Shift4 formed on February 16, 2025, solely for the purpose of effecting the Offer and the Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. Merger Sub has no assets or liabilities other than the contractual rights and obligations related to the Transaction Agreement and the Merger Agreement and its quota capital. The principal executive office, telephone number and principal business of Merger Sub is described in Section 10 — “Certain Information Concerning Shift4 and Merger Sub.”

Manager and Executive Officers of Merger Sub

Set forth in the table below are the name, current principal occupation and material positions held during the past five years of each of the managers and executive officers of Merger Sub. Except as provided below, the business address of each manager and executive officer of Merger Sub is 3501 Corporate Pkwy, Center Valley, PA 18034, United States.

Name; Position	Country of Citizenship	Present Principal Occupation or Employment, Material Positions Held During the Past Five Years
Taylor Lauber, Member of the Managing Board	United States of America	Taylor Lauber has served as Merger Sub’s member of the managing board since its formation in February 2025. Taylor Lauber has served as Shift4 Payments, Inc.’s President since February 2022 and served as Chief Strategy Officer from its formation to 2024. Mr. Lauber previously served as Senior Vice President, Strategic Projects of Shift4 Payments, LLC from 2018 to 2022. Prior to joining Shift4, from 2010 to 2018, Mr. Lauber served as a Principal at The Blackstone Group, L.P. Mr. Lauber also spent from 2005 to 2010 at Merrill Lynch as a Financial Advisor, where he advised numerous Fortune 500 companies and their executives on capital markets transactions. Mr. Lauber has passed the Series 7 General Securities Representative Exam, Series 66 Uniform Combined State Law Exam and Series 27 Financial and Operations Principal Exam, all administered by the Financial Industry Regulatory Authority, Inc. Mr. Lauber holds a Bachelor of Economics and Finance from Bentley College.

ANY LETTER OF TRANSMITTAL TO BE DELIVERED TO THE DEPOSITARY MAY ONLY BE SENT TO THE DEPOSITARY BY MAIL OR COURIER TO ONE OF THE ADDRESSES SET FORTH BELOW AND MAY NOT BE SENT BY FACSIMILE TRANSMISSION. ANY REQUIRED DOCUMENTS SENT BY A SHAREHOLDER OF GLOBAL BLUE OR SUCH SHAREHOLDER’S BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE SHOULD BE SENT TO THE DEPOSITARY AS FOLLOWS:

The Depositary for the Offer is:

EQUINITI

If delivering by hand, express mail, courier, or other expedited service:	If delivering by mail:
Equiniti Trust Company, LLC 55 Challenger Road Suite #200 Ridgefield Park, New Jersey 07660 Attn: Reorganization Department	Equiniti Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 525 Ridgefield Park, New Jersey 07660

Questions or requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal and other tender offer materials may be directed to the Information Agent at its telephone number and address set forth below. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Shareholders may call toll free: (800) 283-2170

Shareholders may email: gb@dfking.com

Banks and Brokers may call: (212) 380-6982

ON FEBRUARY 16, 2025, THE GLOBAL BLUE BOARD UNANIMOUSLY (BY WAY OF TWO SEPARATE RESOLUTIONS, WITH THE SECOND VOTE EXCLUDING THE INTERESTED DIRECTORS WHO ARE EITHER THEMSELVES HOLDERS OF, OR REPRESENTATIVES OF HOLDERS OF, GLOBAL BLUE SERIES A SHARES OR GLOBAL BLUE SERIES B SHARES) (A) DETERMINED THAT TRANSACTION AGREEMENT IS IN THE BEST INTEREST OF, AND FAIR TO, GLOBAL BLUE AND ITS SHAREHOLDERS AND DECLARED THAT IT IS ADVISABLE FOR GLOBAL BLUE TO ENTER INTO THE TRANSACTION AGREEMENT AND TO EFFECT THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE BOARD MODIFICATION (AS DEFINED BELOW), AND AUTHORIZED AND APPROVED THE ENTRY INTO, AND ADOPTED, THE TRANSACTION AGREEMENT; (B) DULY AUTHORIZED AND APPROVED THE OFFER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE TRANSACTION AGREEMENT; AND (C) RECOMMENDED THAT THE HOLDERS OF GLOBAL BLUE SHARES ACCEPT THE OFFER AND TENDER THEIR GLOBAL BLUE SHARES IN THE OFFER.

The Offer is not subject to any financing condition. The Offer is conditioned upon (i) the Minimum Condition, (ii) the Absence of Legal Constraint Condition, (iii) the Regulatory Condition, (iv) the Termination Condition, (v) the SFTA Tax Ruling Condition and (vi) the satisfaction or waiver by Shift4 and Merger Sub of the other Offer Conditions described in Section 16 — “Conditions to the Offer.” See Section 16 — “Conditions to the Offer” and Section 18 — “Certain Legal Matters; Regulatory Approvals.”

A summary of the principal terms of the Offer appears on pages i through ix. You should read both the entire Offer to Purchase, the Letter of Transmittal (as defined herein) and the other documents to which this Offer to Purchase refers carefully before deciding whether to tender your Global Blue Shares into the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Shareholders may call toll free: (800) 283-2170

Shareholders may email: gb@dfking.com

Banks and Brokers may call: (212) 380-6982